UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☑

The accompanying notes to the consolidated financial statements form an integral part ofthese consolidated financial statements taken as a whole.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date March 8, 2017

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By: /s/ Harry M. Zen

----------------------------------------------------

(Signature)

Harry M. Zen

Director of Finance

The accompanying notes to the consolidated financial statements form an integral part ofthese consolidated financial statements taken as a whole.

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk and its subsidiaries

Consolidated financial statements as of December 31, 2016 and for the year then ended with independent auditor’s report

The accompanying notes to the consolidated financial statements form an integral part ofthese consolidated financial statements taken as a whole.

Statement of the Board of Directors

regarding the Board of Director’s Responsibility for

Consolidated FinancialStatements

as of December31, 2016and for the year ended

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its Subsidiaries

On behalf ofthe Board ofDirectors, weundersigned:

1.  Name                                  :Alex J. Sinaga

     Businessaddress                 :Jl. Japati No.1 Bandung 40133

    Address                              :Jl. Anggrek Nelimurni B-70 No. 38Kelurahan Kemanggisan

                                                Kecamatan Palmerah, Jakarta Barat

    Phone                                 :(022) 452 7101

    Position                              :President Director

2.  Name                                  :Harry M. Zen

     Business address                :Jl. Japati No.1 Bandung 40133

    Address                              :Jl. Zeni AD VI No. 4 Kelurahan Rawajati

                                              Kecamatan Pancoran, Jakarta Selatan

    Phone                                 :(022) 452 7201/ 021 520 9824

      Position                              :Director of Finance

We hereby state as follows:

1.  We are responsible for the preparation and presentation of the consolidated financial statement of PT Telekomunikasi Indonesia Tbk (the “Company”) and its subsidiaries;

2.  The Company and its subsidiaries’ consolidated financial statement have been prepared and presented in accordance with Indonesianfinancialaccountingstandards;

3.  All information has been fully and correctly disclosed in the Company and its subsidiaries’consolidated financial statement;

4.  The Company and its subsidiaries’ consolidated financial statement do not contain false material information or facts, nor do they omit any material information or facts;

5.  We are responsible for the Company and its subsidiaries’ internal control system.

This statement is considered to be true and correct.

Jakarta, March 2, 2017

Alex J. Sinaga President Director	Harry M. Zen Director of Finance

The accompanying notes to the consolidated financial statements form an integral part ofthese consolidated financial statements taken as a whole.

This report is originally issued in Indonesian language

Independent Auditor’s Report

Report No. RPC-3069/PSS/2017

The Shareholders, the Boards of Commissioners and Directors of

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

We have audited the accompanying consolidated financial statements of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its subsidiaries, which comprise the consolidated statement of financial position as of December 31, 2016, and the consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of such consolidated financial statements in accordance with Indonesian Financial Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on such consolidated financial statements based on our audit. We conducted our audit in accordance with Standards on Auditing established by the Indonesian Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether such consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

The accompanying notes to the consolidated financial statements form an integral part ofthese consolidated financial statements taken as a whole.

Independent Auditors’ Report (continued)

Report No. RPC-3069/PSS/2017 (continued)

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Perusahaan Perseroan (Persero)
PT Telekomunikasi Indonesia Tbk and its subsidiaries as of December 31, 2016, and their consolidated financial performance and cash flows for the year then ended, in accordance with Indonesian Financial Accounting Standards.

Purwantono, Sungkoro & Surja

Feniwati Chendana, CPA

Public Accountant Registration No. AP.0694

March 2, 2017

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 ANDFOR THE YEAR THEN ENDED
WITH INDEPENDENT AUDITOR’S REPORT

The accompanying notes to the consolidated financial statements form an integral part ofthese consolidated financial statements taken as a whole.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

	Notes	2016	2015
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2c,2e,2u,3,31,37	29,767	28,117
Other current financial assets	2c,2e,2u,4,31,37	1,471	2,818
Trade Receivables - net of provision for impairment of receivables	2g,2u,2ab,5,37
Related parties	2c,31	894	1,104
Third parties		6,469	6,413
Other receivables - net of provision for impairment of receivables	2g,2u,37	537	355
Inventories - net of provision for obsolescence	2h,6	584	528
Advances and prepaid expenses	2c,2i,2m,7,31	5,246	5,839
Claim for tax refund	2t,26	592	66
Prepaid taxes	2t,26	2,138	2,672
Assets held for sale	2j,9	3	-
Total Current Assets		47,701	47,912
NON-CURRENT ASSETS
Long-term investments	2f,8	1,847	1,807
Property and equipment - net of accumulated depreciation	2l,2m,2aa,9,34	114,498	103,700
Prepaid pension benefit cost	2s,29	199	1,331
Advances and other non-current assets	2c,2g,2i,2n,2u,10,31,37	11,508	8,166
Intangible assets - net of accumulated amortization	2d,2k,2n,2aa,11	3,089	3,056
Deferred tax assets - net	2t,26	769	201
Total Non-current Assets		131,910	118,261
TOTAL ASSETS		179,611	166,173
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables	2o,2u,12,37
Related parties	2c,31	1,547	2,075
Third parties		11,971	11,919
Other payables	2u,37	172	290
Taxes payable	2t,26	2,954	3,273
Accrued expenses	2c,2u,13,31,37	11,283	8,247
Unearned income	2r,14	5,563	4,360
Advances from customers and suppliers	2c,31	840	805
Short-term bank loans	2c,2m,2p,2u,15a,31,37	911	602
Current maturities of long-term borrowings	2c,2m,2p,2u,15b,31,37	4,521	3,842
Total Current Liabilities		39,762	35,413
NON-CURRENT LIABILITIES
Deferred tax liabilities - net	2t,26	745	2,110
Unearned income	2r,14	425	371
Other liabilities		29	11
Long service award provisions	2s,30	613	501
Pension benefits and other post-employment benefits	2s,29	6,126	4,171
Long-term liabilities - net of current maturities	2c,2m,2p,2u,16,31,37	26,367	30,168
Total Non-current Liabilities		34,305	37,332
TOTAL LIABILITIES		74,067	72,745
EQUITY
Capital stock	1c,18	5,040	5,040
Additional paid-in capital	2v,19	4,931	2,935
Treasury stock	2v,20	(2,541)	(3,804)
Other equity	2f,2u,21	339	508
Retained earnings
Appropriated	28	15,337	15,337
Unappropriated		61,278	55,120
Net equity attributable to:
Owners of the Parent Company		84,384	75,136
Non-controlling interests	2b,17	21,160	18,292
TOTAL EQUITY		105,544	93,428
TOTAL LIABILITIES AND EQUITY		179,611	166,173

The accompanying notes to the consolidated financial statements form an integral part ofthese consolidated financial statements taken as a whole.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the YearEnded December 31, 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

	Notes	2016	2015
REVENUES	2c,2r,22,31	116,333	102,470
Operations, maintenance and telecommunication service expenses	2c,2r,24,31	(31,263)	(28,116)
Depreciation and amortization expenses	2k,2l,2m,9,11	(18,532)	(18,534)
Personnel expenses	2c,2r,2s,23,31	(13,612)	(11,874)
Interconnection expenses	2c,2r,31	(3,218)	(3,586)
General and administrative expenses	2c,2r,25,31	(4,610)	(4,204)
Marketing expenses	2r	(4,132)	(3,275)
Losson foreign exchange - net	2q	(52)	(46)
Other income	2l,2r,9c	750	1,500
Other expenses	2r,9c	(2,469)	(1,917)
OPERATING PROFIT		39,195	32,418
Finance income	2c,31	1,716	1,407
Finance costs	2c,2p,2r,31	(2,810)	(2,481)
Share of profit (losses) of associated companies	2f,8	88	(2)
PROFIT BEFORE INCOME TAX		38,189	31,342
INCOME TAX (EXPENSE) BENEFIT	2t,26
Current		(10,738)	(8,365)
Deferred		1,721	340
		(9,017)	(8,025)
PROFIT FOR THE YEAR		29,172	23,317
OTHER COMPREHENSIVE INCOME
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation	2f,2q,21	(40)	128
Change in fair value of available-for-sale financial assets	2u,21	0	(1)
Share of other comprehensive income of associated companies	2f,8	(1)	(2)
Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
(Loss) gain actuarial - net	2s,29	(2,058)	506
Other comprehensive income - net of tax		(2,099)	631
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		27,073	23,948
Profit for the year attributable to:
Owners of the parent company		19,352	15,489
Non-controlling interests	2b,17	9,820	7,828
		29,172	23,317
Total comprehensive income for the year attributable to:
Owners of the parent company		17,331	16,130
Non-controlling interests	2b,17	9,742	7,818
		27,073	23,948
BASIC AND DILUTED EARNINGS PER SHARE
(in full amount)	2x,27
Net income per share		196.19	157.77
Net income per ADS (100 Series B shares per ADS)		19,619.11	15,777.00

The accompanying notes to the consolidated financial statements form an integral part ofthese consolidated financial statements taken as a whole.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Year Ended December 31, 2016

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

		Attributable to owners of the parent company
						Retained earnings
Descriptions	Notes	Capital stock	Additional paid-in capital	Treasury stock	Other equity	Appropriated	Unappropriated	Net	Non-controlling interests	Total equity
Balance, January 1, 2016		5,040	2,935	(3,804)	508	15,337	55,120	75,136	18,292	93,428
Capital contribution		-	-	-	-	-	-	-	10	10
Acquisition of non-controlling interest	1d	-	-	-	(129)	-	-	(129)	(9)	(138)
Cash dividends	2w,28	-	-	-	-	-	(11,213)	(11,213)	(7,058)	(18,271)
Sale of treasury stock	20	-	1,996	1,263	-	-	-	3,259	-	3,259
Profit for the year	2b,17	-	-	-	-	-	19,352	19,352	9,820	29,172
Other comprehensive income	2f,2q,2s,2u,17	-	-	-	(40)	-	(1,981)	(2,021)	(78)	(2,099)
Balance, December 31, 2016		5,040	4,931	(2,541)	339	15,337	61,278	84,384	21,160	105,544

The accompanying notes to the consolidated financial statementsform an integral part ofthese consolidated financial statements taken as a whole.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

For theYear Ended December 31, 2015

 (Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

		Attributable to owners of the parent company
						Retained earnings
Descriptions	Notes	Capital stock	Additional paid-in capital	Treasury stock	Other equity	Appropriated	Unappropriated	Net	Non-controlling interests	Total equity
Balance, January 1, 2015		5,040	2,899	(3,836)	381	15,337	47,900	67,721	18,271	85,992
Investments in associated entities		-	-	-	-	-	-	-	34	34
Cash dividends	2w, 28	-	-	-	-	-	(8,783)	(8,783)	(7,831)	(16,614)
Sales of treasury stock	20	-	36	32	-	-	-	68	-	68
Profit for the year	2b,17	-	-	-	-	-	15,489	15,489	7,828	23,317
Other comprehensive income	2f,2q,2s,2u,17	-	-	-	127	-	514	641	(10)	631
Balance, December 31, 2015		5,040	2,935	(3,804)	508	15,337	55,120	75,136	18,292	93,428

The accompanying notes to the consolidated financial statementsform an integral part ofthese consolidated financial statements taken as a whole.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITSSUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW

For the Year Ended December 31, 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

	Notes	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts of revenues from:
Customers		113,288	98,002
Other operators		2,828	2,700
Total cash receipts of revenues		116,116	100,702
Interest income received		1,736	1,386
Cash payments for expenses		(42,433)	(35,922)
Cash payments to employees		(11,207)	(10,940)
Payments for corporate and final income taxes		(11,304)	(9,299)
Payments for interest costs		(3,455)	(2,623)
Payments for value added taxes - net		(2,696)	(210)
Other cash receipts - net		474	575
Net cash provided by operating activities		47,231	43,669
CASH FLOWS FROM INVESTING ACTIVITIES
Redemption in time deposits and assets available-for-sale		2,159	-
Proceeds from sale of property and equipment	9	765	733
Proceeds from insurance claims	9	60	119
Dividends received from associated company	8	23	18
Acquisition of property and equipment	9,39	(26,787)	(26,499)
(Increase)decrease in advances for purchases of property and equipment		(1,338)	(67)
Acquisition of intangible assets	11,39	(1,098)	(1,439)
Placements in time deposits and assets available-for-sale		(983)	(146)
Acquisition of non-controlling interests in subsidiaries	1d	(138)	-
Acquisition of business – net of acquired cash	1d	(137)	(114)
Acquisition of long-term investments	8	(43)	(62)
(Increase) Decrease in other assets		(40)	36
Net cash used in investing activities		(27,557)	(27,421)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans and other borrowings	15,16	7,479	20,561
Treasury stock	20	3,259	68
Capital contribution of non-controlling interests in subsidiaries		183	5
Cash dividends paid to the Company’s stockholders	28	(11,213)	(8,783)
Repayments of loans and other borrowings	15,16	(10,555)	(10,427)
Cash dividends paid to non-controlling interests of subsidiaries		(7,058)	(7,831)
Net cash used in financing activities		(17,905)	(6,407)
NET INCREASE IN CASH AND CASH EQUIVALENTS		1,769	9,841
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(119)	604
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3	28,117	17,672
CASH AND CASH EQUIVALENTS AT END OF YEAR	3	29,767	28,117

The accompanying notes to the consolidated financial statementsform an integral part ofthese consolidated financial statements taken as a whole.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

1.     GENERAL

a.   Establishment and general information

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) was originally part of “Post en Telegraafdienst”, which was established and operated commerciallyin 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies. Decree No. 7 was published in State Gazette No. 52 dated April 3, 1884.

In 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”) based on Government Regulation No. 25/1991. The ultimate parent of the Company is the Government of the Republic of Indonesia (the “Government”) (Notes 1c and 18).

The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. Its deed of establishment was approved by the Ministry of Justice of the Republic of Indonesia in its Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991 and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Articles of Association has been amended several times, the latest amendment of which was about,among others, in compliance with the Financial Services Authority Regulations and the Ministry of State-Owned Enterprises Regulations and Circular Letters, addition of main and supporting business activities of the Company, addition of special right of Series A Dwiwarna stockholders, revision regarding the change in authority limitation of the Board of Directors which requires approval from the Board of Commissioners in performing such managing activities of the Company as well as improvement in the editorial and systematic of Articles of Association related to the addition of Articles of Association substance based on notarial deed No.20 dated May 12, 2015 of Ashoya Ratam, S.H., MKn. The latest amendment was accepted and approved by the Ministry of Law and Human Rights of the Republic of Indonesia (“MoLHR”) in its LetterNo.AHU-AH.01.03-0938775dated June 9, 2015 and MoLHR decision’s No. AHU-0936901.AH.01.02.Th.2015 dated June 9, 2015.

In accordance with Article 3 of the Company’s Articles of Association, the scope of its activities is to provide telecommunication network and telecommunication and information services, and to optimize the Company’s resources in accordance with prevailing regulations. In regard to achieveobjective, the Company is involved in the following activities:

a.     Main business:

i.      Planning, building, providing, developing, operating, marketing or selling or leasing, and maintaining telecommunications and information networks in a broad sense in accordance with prevailing regulations.

ii.     Planning, developing, providing, marketing/selling, and improving telecommunications and information services in a broad sense in accordance with prevailing regulations.

iii.    Investing including equity capital in other companies in line with achieving the purposes and objectives of the Company.

b.    Supporting business:

i.      Providing payment transactions and money transferring services through telecommunications and information networks.

ii.     Performing activities and other undertakings in connection with the optimization of the Company's resources, which among others, include the utilization of the Company's property and equipment and moving assets, information systems, education and training, repairs and maintenance facilities.

iii.    Collaborating with other parties in order to optimize the information, communication or technology resources owned by other parties as service provider in information, communication and technology industry as to achieve the purposes and objectives of the Company.

The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

1.   GENERAL (continued)

a.   Establishment and general information (continued)

The Company was granted several networks and/or services licenses by the Government which are valid for an unlimited period of time as long as the Company complies with prevailing laws and fulfills the obligation stated in thoselicenses. For every license issued by the Ministry of Communication and Information (“MoCI”), an evaluation is performed annually and an overall evaluation is performed every 5 (five) years.The Company is obliged to submit reports of networks and/or services annually to the Indonesian Directorate General of Post and Informatics (“DGPI”), which replaced the previous Indonesian Directorate General of Post and Telecommunications (“DGPT”).

The reports comprise information such as network development progress, service quality standard achievement, numbers of customers, license payment and universal service contribution, while for internet telephone services for public purpose, Internet Interconnection Service, and Internet Access Service, there are additional informations required such as operational performance, customer segmentation, traffic, and gross revenue.

Details of these licenses are as follows:

License	License No.	Type of services	Grant date/latest renewal date
License of electronic money issuer	Bank Indonesia License No. 11/432/DASP	Electronic money	July 3, 2009
License of money remittance	Bank Indonesia License No. 11/23/bd/8	Money remittance service	August 5, 2009
License to operate internet service provider	302/KEP/DJPPI/ KOMINFO/8/2013	Internet service provider	August 2, 2013
License to operate network access point	331/KEP/DJPPI/ KOMINFO/09/2013	Network Access Point	September 24, 2013
License to operate internet telephone services for public purpose	127/KEP/DJPPI/ KOMINFO/3/2016	Internet telephone services for public purpose	March 30, 2016
License to operate fixed domestic long distance network	839/KEP/ M.KOMINFO/05/2016	Fixed domestic long distance and basic telephone services network	May 16, 2016
License to operate fixed international network	846/KEP/ M.KOMINFO/05/2016	Fixed international and basic telephone services network	May 16, 2016
License to operate fixed closed network	844/KEP/ M.KOMINFO/05/2016	Fixed closed network	May 16, 2016
License to operate circuit switched based local fixed line network	948/KEP/ M.KOMINFO/05/2016	Circuit Switched based local fixed line network	May 31, 2016
License to operate data communication system services	191/KEP/DJPPI/ KOMINFO/10/2016	Data communication system services	October 31, 2016

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

1.   GENERAL (continued)

b.   Company’s Board of Commissioners, Directors, Audit Committee, Corporate Secretary and Employees

1.   Board of Commissioners and Directors

Based on resolutions made at Annual General Meeting (“AGM”) of Stockholders of the Company as covered by notarial deed No.50 of Ashoya Ratam, S.H., MKn., dated April 22, 2016, and AGM of Stockholders of the Company as covered by notarial deed No.26 of Ashoya Ratam, S.H., MKn., dated April 17, 2015, the compositionof the Company’s Boards of Commissioners and Directors as of December 31, 2016 and2015, respectively, was as follows:

	2016	2015
President Commissioner	Hendri Saparini	Hendri Saparini
Commissioner	Dolfie Othniel Fredric Palit	Dolfie Othniel Fredric Palit
Commissioner	Hadiyanto	Hadiyanto
Commissioner	Pontas Tambunan	Margiyono Darsasumarja
Independent Commissioner	Rinaldi Firmansyah	Rinaldi Firmansyah
Independent Commissioner	Margiyono Darsasumarja	Parikesit Suprapto
Independent Commissioner	Pamiyati Pamela Johanna	Pamiyati Pamela Johanna
President Director	Alex Janangkih Sinaga	Alex Janangkih Sinaga
Director of Finance	Harry Mozarta Zen	Heri Sunaryadi
Director of Digital and Strategic Portfolio	Indra Utoyo	Indra Utoyo
Director of Enterprise and Business Service*	-	Muhammad Awaluddin
Director of Wholesale and International Services	Honesti Basyir	Honesti Basyir
Director of Human Capital Management	Herdy Rosadi Harman	Herdy Rosadi Harman
Director of Network, Information Technology and Solution	Abdus Somad Arief	Abdus Somad Arief
Director of Consumer Service	Dian Rachmawan	Dian Rachmawan

*On September 9, 2016, Muhammad Awaluddin was appointed as Director of PT Angkasa Pura II. Based on Board of Directors’ decision No. 33/REG/IX/2016 dated September 13, 2016, Honesti Basyir as Director of Wholesale and International Service was appointed to act as Director of Enterprise and Business Service.

2.   Audit Committee and Corporate Secretary

The composition of the Company’s Audit Committee and the Corporate Secretary as of December 31, 2016 and2015, were as follows:

	2016*	2015
Chairman	Rinaldi Firmansyah	Rinaldi Firmansyah
Secretary	Tjatur Purwadi	Tjatur Purwadi
Member	Margiyono Darsasumarja	Parikesit Suprapto
Member	Dolfie Othniel Fredric Palit	Dolfie Othniel Fredric Palit
Member	Sarimin Mietra Sardi	-
Member	Pontas Tambunan	-
Corporate Secretary	Andi Setiawan	Andi Setiawan

The changes of Audit Committee are based on Board of Commissioners’ decision No. 09/KEP/DK/2016 dated July 27, 2016.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

1.   GENERAL (continued)

b.   Company’s Board of Commissioners, Directors, Audit Committee, Corporate Secretary and Employees (continued)

3.   Employees

As of December 31, 2016 and2015, the Company and subsidiaries (“Group”) had 23,876employees and 24,785 employees (unaudited), respectively.

c.   Public offering of securities of the Company

The Company’s shares prior to its Initial Public Offering (“IPO”) totalled 8,400,000,000, consisting of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, and were wholly-owned by the Government. On November 14, 1995, 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government were offered to the public through an IPO and listed on the Indonesia Stock Exchange (“IDX”) and 700,000,000 Series B shares owned by the Government were offered to the public and listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”), in the form of American Depositary Shares (“ADS”). There were 35,000,000 ADS and each ADS represented 20 Series B shares at that time.

In December 1996, the Government had a block sale of its 388,000,000 Series B shares, and in 1997, distributed 2,670,300 Series B shares as incentive to the Company’s stockholders who did not sell their shares within one year from the date of the IPO. In May 1999, the Government further sold 898,000,000 Series B shares.

To comply with Law No. 1/1995 on Limited Liability Companies, at the AGM of Stockholders of the Company on April 16, 1999, the Company’s stockholders resolved to increase the Company’s issued share capital by the distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital, which were made to the Company’s stockholders in August 1999. On August 16, 2007, Law No. 1/1995 on Limited Liability Companies was amended by the issuance of Law No. 40/2007 on Limited Liability Companies which became effective on the same date. Law No. 40/2007 has no effect on the public offering of shares of the Company. The Company has complied with Law No. 40/2007.

In December 2001, the Government had another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government further sold a block of 312,000,000 shares or 3.1% of the total outstanding Series B shares.

At the AGM of Stockholders of the Company held on July 30, 2004, the minutes of which are covered by notarial deed No. 26 of A. Partomuan Pohan, S.H., LLM., the Company’s stockholders approved the Company’s 2-for-1 stock split for Series A Dwiwarna and Series B share. The Series A Dwiwarna share with par value of Rp500 per share was split into 1 Series A Dwiwarna share with par value of Rp250 per share and 1 Series B share with par value of Rp250 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna share and 39,999,999,999 Series B shares to 1 Series A Dwiwarna share and 79,999,999,999 Series B shares, and the issued capital stock from 1 Series A Dwiwarna share and 10,079,999,639 Series B shares to 1 Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

During the EGM held on December 21, 2005 and the AGMs held on June 29, 2007, June 20, 2008 and May 19, 2011, the Company’s stockholders approved phase I, II, III and IV plan, respectively, of the Company’s program to repurchase its issued Series B shares (Note 20).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

1.   GENERAL (continued)

c.   Public offering of securities of the Company (continued)

During the period December 21, 2005 to June 20, 2007, the Company had bought back 211,290,500 shares from the public (stock repurchase program phase I). On July 30, 2013, the Company has sold all such shares (Note 20).

At the AGM held on April 19, 2013 as covered by notarial deedNo. 38 dated April 19, 2013 of Ashoya Ratam, S.H., MKn., the stockholders approved the changes to the Company’s plan on the treasury stock acquired under phase III (Note 20).

At the AGM held on April 19, 2013, the minutes of which were covered by notarial deed No.38 of Ashoya Ratam, S.H., MKn., the stockholders approved the Company’s 5-for-1 stock split for Series A Dwiwarna and Series B shares. Series A Dwiwarna share with par value of Rp250 per share was split into 1 Series A Dwiwarna share with par value of Rp50 per share and 4 Series B shares with par value Rp50 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna and 79,999,999,999 Series B shares to 1 Series A Dwiwarna and 399,999,999,999 Series B shares.The issued capital stock increase from 1 Series A Dwiwarna and 20,159,999,279 Series B shares to 1 Series A Dwiwarna and 100,799,996,399 Series B shares. After the stock split, each ADS represented 200 Series B shares. Effective from October 26, 2016, the Company conducted a ratio change of Depository Receipt from 1 ADS represents 200 series B shares become 1 ADS represents 100 series B shares (Note 18).

On May 16 and June 5, 2014, the Company deregistered from Tokyo Stock Exchange (“TSE”) and delisted from the LSE, respectively.

As of December 31, 2016, all of the Company’s Series B shares are listed on the IDX and 70,005,900ADS shares are listed on the NYSE(Note 18).

OnJune 25, 2010 the Company issued the second rupiah bonds with a nominal amount of Rp1,005 billion for Series A, a five-year period and Rp1,995 billion for Series B, a ten-year period, respectively, are listed on the IDX (Note 16b.i).

On June 16, 2015, the Company issued Continuous Bonds I Telkom Phase I 2015, with a nominal amount Rp2,200 billion for Series A, a seven-year period, Rp2,100 billion for Series B, a ten-year period, Rp1,200 billion for Series C, a fifteen-year period and Rp1,500 billion for Series D, a thirty-year period, respectively which are listed on the IDX (Note 16b.i).

On December 21, 2015, the Company has sold the remaining shares of treasury stock phase III (Note 20).

On June 29, 2016, the Company has sold the shares of treasury stock phase IV (Note 20).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

1.   GENERAL (continued)

d.   Subsidiaries

As of December31, 2016 and2015, the Company has consolidated the following directly or indirectly owned subsidiaries (Notes 2b and 2d):

(i)   Direct subsidiaries:

Subsidiary/place of incorporation	Nature of business/date of incorporation or acquisition by the Company	Year of start of commercial operations	Percentage of ownership interest		Total assets before elimination
			2016	2015	2016	2015
PT Telekomunikasi Selular (“Telkomsel”), Jakarta, Indonesia	Telecommunication - provides telecommunication facilities and mobile cellular services using Global Systems for Mobile Communication (“GSM”) technology/ May 26, 1995	1995	65	65	89,781	84,086
PT Dayamitra Telekomunikasi (“Dayamitra”), Jakarta, Indonesia	Telecommunication/ May 17, 2001	1995	100	100	10,689	9,341
PT Multimedia Nusantara (“Metra”), Jakarta, Indonesia	Network telecommunication services and multimedia/ May 9, 2003	1998	100	100	10,020	8,563
PTTelekomunikasi Indonesia International (“TII”), Jakarta, Indonesia	Telecommunication/ July 31, 2003	1995	100	100	7,147	5,604
PT Telkom Akses (“Telkom Akses”), Jakarta, Indonesia	Construction, service and trade in the field of telecommunication/ November 26, 2012	2013	100	100	5,098	3,696
PT Graha Sarana Duta (“GSD”), Jakarta, Indonesia	Leasing of offices and providing building management and maintenance services, civil consultant and developer/ April 25, 2001	1982	99,99	99,99	4,333	3,581
PT PINS Indonesia (“PINS”) Jakarta, Indonesia	Telecommunication construction and services/ August 15,2002	1995	100	100	3,146	2,960
PT Infrastruktur Telekomunikasi Indonesia (“Telkom Infratel”), Jakarta, Indonesia	Construction, service and trade in the field of telecommunication/ January 16, 2014	2014	100	100	1,015	647
PT Patra Telekomunikasi Indonesia (“Patrakom”), Jakarta, Indonesia	Telecomunication- provides satellite communication system, services and facilities/ September 28, 1995	1996	100	100	472	472
PT Metranet(“Metranet”), Jakarta, Indonesia	Multimedia portal service/ April 17, 2009	2009	100	99.99	370	66
PT Jalin Pembayaran Nusantara (“Jalin”), Jakarta, Indonesia	Payment services –principal, switching, clearing and settlement activities/ November 3, 2016	2016	100	-	15	-
PT Napsindo Primatel Internasional (“Napsindo”), Jakarta, Indonesia	Telecommunication - provides Network Access Point (NAP), Voice Over Data (VOD) and other related services/December 29, 1998	1999; ceased operations on January 13, 2006	60	60	5	5

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

1.   GENERAL (continued)

d.   Subsidiaries (continued)

(i)      Indirect subsidiaries:

Subsidiary/place of incorporation	Nature of business/date of incorporation or acquisition by the Company	Year of start of commercial operations	Percentage of ownership interest		Total assets before elimination
			2016	2015	2016	2015
PT Sigma Cipta Caraka (“Sigma”), Tangerang, Indonesia	Information technology service - system implementation and integration service, outsourcing and software license maintenance/ May 1,1987	1988	100	100	4,289	3,587
Telekomunikasi Indonesia International Pte. Ltd., Singapore	Telecommunication/ December 6, 2007	2008	100	100	2,566	1,618
PT Infomedia Nusantara (“Infomedia”), Jakarta, Indonesia	Data and information service - provides telecommunication information services and other information services in the form of print and electronic media and call center services/ September 22,1999	1984	100	100	1,860	1,622
PTTelkom Landmark Tower (“TLT”), Jakarta, Indonesia	Service for property development and management/ February 1, 2012	2012	55	55	1,683	1,245
Telekomunikasi Indonesia International (“TL”)S.A., Timor Leste	Telecommunication/ September 11, 2012	2012	100	100	755	854
PT Metra Digital Media (“MD Media”), Jakarta, Indonesia	Directory information services/January 22, 2013	2013	99,99	99,99	684	618
PT Finnet Indonesia (“Finnet”), Jakarta, Indonesia	Information technology services/October 31, 2005	2006	60	60	629	513
Telekomunikasi Indonesia International Ltd., Hong Kong	Telecommunication/ December 8, 2010	2010	100	100	441	326
PT Metra Digital Investama (“MDI”), Jakarta, Indonesia	Trading and/or providing service related to information and tehnology multimedia, entertainment and investment/ January 8, 2013	2013	99.99	99.99	331	4
PT Metra Plasa (“Metra Plasa”), Jakarta, Indonesia	Network & e-commerce services/April 9, 2012	2012	60	60	325	85
PT Nusantara Sukses Investasi (”NSI”), Jakarta, Indonesia	Service and trading/ September 1, 2014	2014	99,99	99,99	227	165
PT Administrasi Medika (“Ad Medika”), Jakarta, Indonesia	Health insurance administration services/ February 25, 2010	2002	100	75	204	160
PT Melon (“Melon”), Jakarta, Indonesia	Content provider/ November 14, 2016	2010	100	51	178	-
PT Graha Yasa Selaras (“GYS”), Jakarta, Indonesia	Tourism service/ April 27, 2012	2012	51	51	174	160
Telekomunikasi Indonesia Internasional Pty Ltd. (“Telkom Australia”), Australia	Telecommunication/ January 9, 2013	2013	100	100	161	171

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

1.   GENERAL (continued)

d.   Subsidiaries (continued)

(ii)    Indirect subsidiaries: (continued)

Subsidiary/place of incorporation	Nature of business/date of incorporation or acquisition by the Company	Year of start of commercial operations	Percentage of ownership interest		Total assets before elimination
			2016	2015	2016	2015
PT Sarana Usaha SejahteraInsanpalapa(”TelkoMedika”), Jakarta, Indonesia	Health services, medicine services includingpharmacies, laboratories and other health caresupport/ November 30, 2015	2008	75	75	72	49
PT Satelit Multimedia Indonesia (“SMI”), Jakarta, Indonesia	Satellite services/ March 25, 2013	2013	99.99	99.99	18	13
Telekomunikasi Indonesia International (“Telkom USA”),Inc., USA	Telecommunication/ December 11, 2013	2014	100	100	9	52
PT Nusantara Sukses Sarana (“NSS”), Jakarta, Indonesia	Building and hotel management service and other services/ September 1, 2014	-	99.99	99.99	-	-
PT Nusantara Sukses Realti (”NSR”), Jakarta, Indonesia	Service and trading/ September 1, 2014	-	99.99	99,99	-	-
PT Metra TV (“Metra TV”), Jakarta, Indonesia	Subscription-broadcasting services/ January 8, 2013	2013	99.83	99,83	-	-

a)     Metra

On November 30, 2015 Metraacquired 13,850 shares of TelkoMedika (equivalent to 75% ownership) with acquisition cost amounting to Rp69.5 billion. TelkoMedika engaged in health procurement and medicinal services including the establishment of pharmacies, hospital, clinic, or other healthcare support.

Based on notarial deed of Utiek Rochmuljati Abdurachman, S.H., M.LI, M.Kn., No. 10,11,12,13, 14 dated May 25, 2016, Metra purchased 2,000 shares of Ad Medika from the non-controlling interest equivalent to 25% ownership amounting to Rp138 billion.

b)    Sigma

Based on notarial deed of Utiek Rochmuljati Abdurachman, S.H., M.LI, M.Kn.,No.09 dated December 18, 2015,which was approved by MoLHR through its decision letter No. AHU-AH.01.03-09904427 dated December 22, 2015, Sigma purchased 55% ownershipin PT Media Nusantara Global Data ("MNDG") which is engaged in data center services.The acquisition cost amounted to Rp45 billion and the fair value of identifiable net assets amounted to Rp30 billion resulting in a goodwill of Rp15 billion (Note 11).

Based on notarial deed of Utiek Rochmuljati Abdurachman, S.H., M.LI, M.Kn.,No. 15 dated June 29, 2016,Sigma purchased 13,770 shares of PT Pojok Celebes Mandiri (“PCM”) (equivalent to 51% ownership) from Metra amounting to Rp7.8 billion.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

1. GENERAL (continued)

d.   Subsidiaries (continued)

c)     TII

On May 19, 2015, Pachub Acquisition Co. was incorporated, with Telekomunikasi Indonesia International (USA) obtaining 100% direct ownership.

On May 29, 2015, Telkom USA and Pachub Acquisition Co entered into an agreement and plan of merger with AP Teleguam Holdings, Inc. On May 30,2016, the agreement related to the merger was terminated.

d)  Jalin

On November 3, 2016, the Company established a wholly-owned subsidiary under the name PT Jalin Pembayaran Nusantara (“Jalin”) which was approved by the MoLHR through its Decision Letter No. AHU-0050800.AH.01.01 dated November 15, 2016. Jalin is engaged in organizing ICT (Information, Communication &Telecommunication) business focuses on non cash payment to support national payment gateway.

e)     Metranet

On November 10, 2016, Metranet increased its share capital from Rp244 billion to Rp325 billion by issuing 18,800,000 new shares which were wholly-owned by the Company.

Based on notarial deed of Utiek Rochmuljati Abdurachman, S.H., M.LI, M.Kn., No. 08 and 09 dated November 14, 2016, Metranet purchased 4,900,000 sharesof Melon (equivalent to 49% ownership)from SK Planet Co. and 300,000 shares of Melon (equivalent to 3% ownership)from Metra amounting to US$13,000,000 or Rp170.4 billion and Rp13.2 billion, respectively. As a result of this transaction, Metranet acquired 52% ownership in Melon and the remaining shares are held by Metra.

e.   Authorization for the issuance of the consolidated financial statements

The consolidated financial statements were prepared andapproved for issuanceby the Board of Directors on March2, 2017.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company and subsidiaries (collectively referred to as “the Group”) have been prepared in accordance with Financial Accounting Standards ("Standar Akuntansi Keuangan” or “SAK") includingIndonesian Statement of Financial Accounting Standards ("Pernyataan Standar Akuntansi Keuangan" or “PSAK”) and interpretation of Financial Accounting Standards ("Interpretasi Standar Akuntansi Keuangan" or “ISAK”) in Indonesia published by the Financial Accounting Standards Board of Indonesian Institute of Accountant and Regulation No. VIII.G.7  of the Capital Market and Financial Institution Supervisory Agency (“Bapepam-LK”) regarding the Presentation and Disclosure of Financial Statements of Issuers or Public Companies, enclosed in the decisionletterKEP-347/BL/2012.

a.     Basis of preparation of financial statements

The consolidated financial statements, except for the consolidated statements of cash flows, are prepared on the accrual basis. The measurement basis used is historical cost, except for certain accountswhich are measured using the basis mentioned in the relevant notes herein.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing and financing activities.

Figures in the consolidated financial statements are presented and rounded to billions of Indonesian rupiah (“Rp”), unless otherwise stated.

Accounting Standards Issued but not yet Effective

Effective January 1, 2017:

•       Amendments to PSAK 1: Presentation of Financial Statements on Disclosure Initiative.

The amendments provide clarification on the application of the requirements of materiality, the flexibility of systematic order of the notes to the financial statements and the identification of significant accounting policies.

•       PSAK 3 (Adjustment 2016): Interim Financial Reporting.

The PSAK provides clarification that the interim financial report is incomplete if the interim financial statements and any disclosure incorporated by cross-reference are not made available to users of the interim financial statements on the same terms and at the same time.If the users of the interim financial statements can not access information in cross-reference with the requirement and the same time, the interim financial statements are considered incomplete.

•       PSAK 24 (Adjustment 2016): Employee Benefits.

The PSAK provides clarification that high-quality corporate bonds should be assessed at the currency level and not at the country level.

•       PSAK 58 (Adjustment 2016): Non-current Assets Held for Sale and Discontinued Operations.

The PSAK provides clarification that changes in the method of disposal of an asset or disposal group are considered a continuation of the original plan of disposal. It also clarify that the changes in the method of disposal does not change the date of classification as asset or disposal group.

•       PSAK 60 (Adjustment 2016): Financial Instruments: Disclosures.

The PSAK provides clarification that the entity must assess the nature of servicing arrangements as provided in paragraph PP30 and paragraphs 42C to determine whether the entity has a continuing involvement in financial assets and whether the disclosure requirements related to continuing involvement are met.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.      OF SIGNIFICANT ACCOUNTING POLICIES

a.   Basis of preparation of financial statements (continued)

•       ISAK 31: Interpretation on the Scope of PSAK 13: Investment Property.

The ISAK provides an interpretation of the characteristics of the building used as part of the definition of investment property in PSAK 13: Investment Property. The building as investment property refer to structures that have physical characteristics generally associated as a building with the walls, floors, and roofs are attached to the assets.

Effective January 1, 2018:

•       Amendments to PSAK 2: Statement of Cash Flows on Disclosure Initiative.

These amendments require the entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes.

•       Amendments to PSAK 46: Income Taxes on Recognition of Deferred Tax Assets for Unrealised Losses.

These amendments:

-     Add illustrative examples to clarify that the deductible temporary differences arise when the carrying amount of debt instruments measured at fair value and the fair value is less than the taxable base, regardless of whether the entity expects to recover the carrying amount of a debt instrument by sale or by use, for example by holding it and collecting contractual cash flows, or a combination of both.

-     Clarify that in order to assess whether taxable profits will be available against which it can utilise a deductible temporary difference, the assessment of that deductible temporary difference carried out in accordance with tax law.

-     Clarify that tax reduction from the reversal of deferred tax assets is excluded from the estimation of future taxable profit. The entity compares the deductible temporary differences with future taxable profit that excludes tax deductions resulting from the reversal of those deductible temporary differences to assess whether the entity has sufficient future taxable profit.

-     The estimate of probable future taxable profit may include the recovery of some of an entity’s assets for more than their carrying amount if there is sufficient evidence that it is probable that the entity will achieve this.

The following new or amended standards, that will be effective on January 1, 2018, are considered to be not applicable to the Group’s consolidated financial statements:

•       PSAK 69: Agriculture.

•       Amendments to PSAK 16: Agriculture: Bearer Plants.

b.   Principles of consolidation

The consolidated financial statements consist of the financial statements of the Company and the subsidiaries over which it has control. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has the power over the investee, exposure or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect its returns.

The Group re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control over the subsidiary. Assets, liabilities, income and expenses, of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gain control until the date the Group ceases to control the subsidiary.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b.   Principles of consolidation (continued)

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

Intercompany balances and transactions have been eliminated in the consolidated financial statements.

In case of loss of control over a subsidiary, the Group:

•     derecognizes the assets (including goodwill) and liabilities of the subsidiary at the carrying amounts on the date when it loses control;

•     derecognizes the carrying amounts of any non-controlling interests of its former subsidiary on the date when it loses control;

•     recognizes the fair value of the consideration received (if any) from the transaction, events, or condition that caused the loss of control;

•     recognizes the fair value of any investment retained in the subsidiary at fair value on the date of loss of control;

•     recognizes any surplus or deficit in profit or loss that is attributable to the Group.

c.   Transactions with related parties

The Group has transactions with related parties. The definition of related parties used is in accordance with the Bapepam-LK’s Regulation No. VIII.G.7 regarding the Presentations and Disclosures of Financial Statements of Issuers or Public Companies, enclosed in the decision letter No. KEP-347/BL/2012. The party which is considered as a related party is a person or entity that is related to the entity that is preparing its financial statements.

Under the Regulation of Bapepam-LK No.VIII.G.7, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by the government. Government in this context is the Minister of Finance or the Local Government, as the shareholder of the entity. Formerly, the Group in its disclosure applied the definition of related party used based on PSAK 7 “Related Party”.

Key management personnel are identified as the persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Group. The relatedparty status extends to the key management of the subsidiaries to the extent they direct the operations of subsidiaries with minimal involvement from the Company’s management.

d.   Business combinations

Business combination is accounted for using the acquisition method. The consideration transferred is measured at fair value, which is the aggregate of the fair value of the assets transferred, liabilities incurred or assumed and the equity instruments issued in exchange for control of the acquiree.For each business combination, non-controlling interest is measured at fair value or at the proportionateshare of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Acquisition-related costs are expensed as incurred. The acquiree’s identifiable assets and liabilities are recognized at their fair values at the acquisition date.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d.   Business combinations (continued)

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of net assets acquired is in excess of the aggregate consideration transferred, the Group re-assess whether it has correctly identified all of the assets acquired and all of the liabilities assumed, and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit and loss.

When the determination of consideration from a business combination includes contingent consideration, it is measured at its fair value on acquisition date. Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss when adjustments are recorded outside the measurement period. Changes in the fair value of the contingent consideration that qualify as measurement-period adjustments are adjusted retrospectively, with corresponding adjustments made against goodwill. Measurement-period adjustments are adjustments that arise from additional information obtained during the measurement period, which cannot exceed one year from the acquisition date, about facts and circumstances that existed at the acquisition date.

In a business combination achieved in stages, the acquirer remeasures its previously held equity interest in theacquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in profit or loss.

Based on PSAK 38 (Revised 2012), “Common Control Business Combination”, the transfer of assets, liabilities, shares or other ownership instruments among the companies under common control would not result in a gain or loss for the Company or individual entity in the same group. Since the restructuring transaction between entities under common control does not result in a change of the economic substance of the ownership of assets, liabilities, shares or other instruments of ownership, which are exchanged, assets or liabilities transferred are recorded at book value using the pooling-of-interests method. In applying the pooling-of-interests method, the components of the financial statements for the period during which the restructuring occurred must be presented in such a manner as if the restructuring has occurred since the beginning of the earliest period presented. The excess of consideration paid or received over the carrying value of interest acquired, net of income tax, is directly recognized to equity and presented as “Additional Paid-in Capital” under the equity section of the consolidated statement of financial position.

At the initial application of PSAK 38 (Revised 2012),all balances of the Difference In Value of restructuring Transactions of Entities under Common Control was reclassified to “Additional Paid-in Capital” in the consolidated statement of financial position.

e.   Cash and cash equivalents

Cash and cash equivalents comprises cash on hand and in banks and all unrestricted time deposits with original maturities of three months or less at the time of placement.

Time deposits with maturities of more than three months but not more than one year are presented as part of “Other Current Financial Assets” in the consolidated statement of financial position.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f.    Investments in associated companies

An associate is an entity over which the Group (as investor) has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but does not include control or joint control over those operating policies. The considerations made in determining significant influence are similar to those necessary to determine control over subsidiaries.

The Group’s investments in its associates are accounted for using the equity method.

Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the investor’s share of the net assets of the associate since the acquisition date. On acquisition of the investment, any difference between the cost of the investment and the entity's share of the net fair value of the investee's identifiable assets and liabilities is accounted for as follows:

a.     Goodwill relating to an associate or a joint venture is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

b.    Any excess of the entity's share of the net fair value of the investee's identifiable assets and liabilities over the cost of the investment is included as income in the determination of the entity's share of the associate or joint venture's profit or loss in the period in which the investment is acquired.

The consolidated statements of profit or loss and other comprehensive income reflect the Group’s share of the results of operations of the associate. Any change in the other comprehensive income of the associate is presented as part of other comprehensive income. In addition, when there has been a change recognized directly in the equity of the associate, the Group recognizes it share of the change in the consolidated statements of changes in equity. Unrealized gain and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

The Group determines at each reporting date whether there is any objective evidence that the investments in associated companies are impaired. If there is, the Group calculates and recognizes the amount of impairment as the difference between the recoverable amount of the investments in the associated companies and their carrying value.

These assets are included in “Long-term Investments” in the consolidated statements of financial position.

The functional currency of PT Citra Sari Makmur (“CSM”) is the United States dollar (“U.S. dollars”), and Telin Malaysia is the Malaysian ringgit (“MYR”). For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the statement of financial position date are translated into Indonesian rupiah using the rate of exchange prevailing at that date, while revenues and expenses are translated into Indonesian rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “translation adjustment” in the equity section of the consolidated statements of financial position.

g.   Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost, less provision for impairment. This provision for impairment is made based on management’s evaluation of the collectibility of the outstanding amounts. Receivables are written off in the year they are determined to be uncollectible.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h.   Inventories

Inventories consist of components, which are subsequently expensedupon use. Components represent telephone terminals, cables, and other spare parts. Inventories also include Subscriber Identification Module (“SIM”) cards, handsets, set top boxes, wireless broadband modems and blank prepaid vouchers, which are expensed upon sale.

The costs of inventories consist of the purchase price, import duties, other taxes, transport, handling, and other costs directly attributable to their acquisition. Inventories are recognized at the lower of cost and net realizable value. Net realizable value is the estimate of selling price less the costs to sell.

Cost is determined using the weighted average method.

The amounts of any write-down of inventories below cost to net realizable value and all losses of inventories are recognized as expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of general and administrative expenses in the year in which the reversal occurs.

Provision for obsolescence is primarily based on the estimated forecast of future usage of these inventory items.

i.    Prepaid expenses

Prepaid expenses are amortized over their future beneficial periods using the straight-line method.

j.    Assets held for sale

Assets (or disposal groups) are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

Assets that meet the criteria to be classified as held for sale are reclassified from property and equipment and depreciation on such assets is ceased.

k.   Intangible assets

Intangible assets mainly consist of software. Intangible assets are recognized if it is highly probable that the expected future economic benefits that are attributable to each asset will flow to the Group,and the cost of the asset can be reliably measured.

Intangible assets are stated at cost less accumulated amortization and impairment losses, if any. Intangible assets are amortized over their estimated useful lives. The Group estimates the recoverable value of its intangible assets. When the carrying amount of an intangible asset exceeds its estimated recoverable amount, the asset is writtendown to its estimated recoverable amount.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.   Intangible assets (continued)

Intangible assets are amortized using the straight-line method, based on the estimated useful lives of the intangible assets as follows:

Years
Software	3-6
License	3-20
Other intangible assets	1-30

Intangible assets are derecognized on disposal, or when no further economic benefits are expected, either from further use or from disposal. The difference between the carrying amount and the net proceeds received from disposal is recognized in the consolidated statements of profit or loss and other comprehensive income.

l.    Property and equipment

Property and equipment are stated at costless accumulated depreciation and impairment losses.

The cost of an item of property and equipment includes: (a) purchase price, (b) any costs directly attributable to bringing the asset to its location and condition, and (c) the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

Property and equipment, except land rights, are depreciated using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Buildings	15-40
Leasehold improvements	2-15
Switching equipment	3-15
Telegraph, telex and data communication equipment	5-15
Transmission installation and equipment	3-25
Satelite, earth station and equipment	3-20
Cable network	5-25
Power supply	3-20
Data processing equipment	3-20
Other telecommunication peripherals	5
Office equipment	2-5
Vehicles	4-8
Customer Premises Equipment (“CPE”)asset	4-5
Other equipment	2-5

Significant expenditures related to leasehold improvements are capitalized and depreciated over the lease term.

The depreciation method, useful life and residual value of an asset are reviewed at least at each financial year-end and adjusted, if appropriate. The residual value of an asset is the estimated amount that the Group would currently obtain from disposal of the asset, after deducting the estimated costs of disposal, if the asset is already of the age and in the condition expected at the end of its useful life.

Property and equipment acquired in exchange for a non-monetary asset or for a combination of monetary and non-monetary assets are measured at fair value unless, (i) the exchange transaction lacks commercial substance; or (ii) the fair value of neither the asset received nor the asset given up is reliably measurable.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.    Property and equipment (continued)

Major spare parts and standbyequipment that are expected to be used for more than 12 months are recorded as part of property and equipment.

When assets are retired or otherwise disposed of, their cost and the related accumulated depreciation are derecognized from the consolidated statement of financial position and the resulting gains or losses on the disposal or sale of the property and equipment are recognized in the consolidated statements of profit or loss and other comprehensive income.

Certain computer hardware can not be used without the availability of certain computer software. In such circumstance, the computer software is recorded as part of the computer hardware. If the computer software is independent from its computer hardware, it is recorded as part of intangible assets.

The cost of maintenance and repairs is charged to the consolidated statements of profit or loss and other comprehensive income as incurred. Significant renewals and betterments are capitalized.

Property under construction is stated at cost until the construction is completed, at which time it is reclassified to the property and equipment account to which it relates. During the construction period until the property is ready for its intended use or sale, borrowing costs, which include interest expense and foreign currency exchange differences incurred on loans obtained to finance the construction of the asset, as long as it meets the definition of a qualifying asset are, capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the construction is completed and the asset is ready for its intended use.

m.  Leases

In determining whether an arrangement is, or contains a lease, the Group performs an evaluation over the substance of the arrangement.A lease is classified as a finance lease or operating lease based on the substance, not the form of the contract. Finance lease is recognized if the lease transfers substantially all the risks and rewards incidental to the ownership of the leased asset.

Assets and liabilities under a finance lease are recognized in the consolidated statements of financial position at amounts equal to the fair value of the leased assets or, if lower, the present value of the minimum lease payments. Any initial direct costs of the Group are added to the amount recognized as assets.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the year in which they are incurred.

Leased assets are depreciated using the same method and based on the useful lives as estimated for directly acquired property and equipment. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease terms, the leased assets are fully depreciated over the shorter of the lease terms and their economic useful lives.

      Lease arrangements that do not meet the above criteria are accounted for as operating leases for which payments are charged as an expense on the straight-line basis over the lease period.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.   Deferred charges-land rights

Costs incurred to process the initial legal land rights are recognized as part of the property and equipment and are not amortized. Costs incurred to process the extension or renewal of legal land rights are deferred and amortized using the straight-line method over the shorter of the legal term of the land rights or the economic life of the land.

o.   Trade payables

      Trade payables are obligations to pay for goods or services that have been acquired from suppliers in the ordinary course of business. Trade payables are classified as current liabilities if the payment is due within one year or less. If not, they are presented as non-current liabilities.

      Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

p.   Borrowings

      Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of profit or loss and other comprehensive income over the period of the borrowings using the effective interest method.

      Fees paid on obtaining loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facilities will be drawn down. In this case, the fee is deferred until the drawdown occurs. To the extent there is no evidence that it is probable that some or all of the facilities will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facilities to which it relates.

q.   Foreign currency translations

The functional currency and the recording currency of the Group are both the Indonesian rupiah, except for the functional currency of Telekomunikasi Indonesia International Pte. Ltd., Hong Kong, Telekomunikasi Indonesia International Pte. Ltd., Singapore, Telekomunikasi Indonesia International Inc., USA and Telekomunikasi Indonesia International S.A., Timor Leste whose accounting records are maintained in U.S.dollars and Telekomunikasi Indonesia International, Pty. Ltd., Australia whose accounting records are maintained in Australian dollars. Transactions in foreign currencies are translated into Indonesian rupiah at the rates of exchange prevailing at transaction date. At the consolidated statements of financial position dates, monetary assetsand liabilitiesdenominated in foreign currencies are translated into Indonesian rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated statements of financial position dates,as follows (in full amount):

	2016		2015
	Buy	Sell	Buy	Sell
U.S. dollar (“US$”) 1	13,470	13,475	13,780	13,790
Australian dollar (“AU$”) 1	9,721	9,726	10,076	10,092
Euro 1	14,170	14,181	15,049	15,064
Yen 1	115.01	115.10	114.47	114.56

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.   Foreign currency translations (continued)

The resulting foreign exchange gains or losses, realized and unrealized, are credited or charged to the consolidated statements of profit or loss and other comprehensive income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2l).

r.    Revenue and expense recognition

i.    Cellular and fixed wireless telephone revenues

Revenues from postpaid service, which consist of usage and monthly charges, are recognized as follows:

•         Airtime and charges for value added services are recognized based on usage by subscribers.

•         Monthly subscription charges are recognized as revenues when incurred by subscribers.

Revenues from prepaid service, which consist of the sale of starter packs (also known as SIM cards and start-up load vouchers) and pulse reload vouchers, are recognized initially as unearned income and recognized as revenue based on total of successful calls made and the value added services used by the subscribers or the expiration of the unused stored value of the voucher.

ii.    Fixed line telephone revenues

Revenues from usage charges are recognized as customers incur the charges. Monthly subscription charges are recognized as revenues when incurred by subscribers.

Revenues from fixed line installationsare deferred and recognized as revenue on the straight-line basis over the expected term of the customer relationships. Based on reviews of historical information and customer trends, the Company determined the term of the customer relationships is 18 years.

iii.   Interconnection revenues

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized monthly on the basis of the actual recorded traffic for the month. Interconnection revenues consist of revenues derived from other operators’ subscriber calls to the Group’s subscribers (incoming) and calls between subscribers of other operators through the Group’s network (transit).

iv.   Data, internet, and information technology service revenues

Revenues from data communication and internet are recognized based on service activity and performance which are measured by the duration of internet usage or based on the fixed amount of charges depending on the arrangements with customers.

Revenues from sales, installation and implementation of computer software and hardware, computer data network installation service and installation are recognized when the goods are delivered to customers or the installation takes place.

Revenue from computer software development service is recognized using the percentage-of-completion method.

v.   Network revenues

Revenues from network consist of revenues from leased lines and satellite transponder leases which are recognized over the period in which the services are rendered.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.    Revenue and expense recognition (continued)

vi.   Other revenues

Revenues from sales of handsets or other telecommunications equipments are recognized when delivered to customers.

Revenues from telecommunication tower leases are recognized on straight-line basis over the lease period in accordance with the agreement with the customers.

Revenues from other services are recognized when services are rendered to customers.

vii.  Multiple-element arrangements

      Where two or more revenue-generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of accounting is accounted for separately. The total revenue is allocated to each separately identifiable component based on the relative fair value of each component and the appropriate revenue recognition criteria are applied to each component as described above.

viii. Agency relationship

Revenues from an agency relationship are recorded based on the gross amount billed to the customers when the Group acts as principal in the sale of goods and services. Revenues are recorded based on the net amount retained (the amount paid by the customer less amount paid to the suppliers) when, in substance, the Group has acted as agent and earned commission from the suppliers of the goods and services sold.

ix.   Customer loyalty programme

  The Group operates a loyalty programme, which allows customers to accumulate points for every certain multiple of the telecommunication services usage. The points can be redeemed in the future for free or discounted products or services, provided other qualifying conditions are achieved.

Consideration received is allocated between the telecommunication services and the points issued, with the consideration allocated to the points equal to their fair value. Fair value of the points is determined based on historical information about redemption rate of award points. Fair value of the points issued is deferred and recognized as revenue when the points are redeemed or expired.

x.   Expenses

      Expenses are recognized as they are incurred.

s.   Employee benefits

i.    Short-term employee benefits

All short-term employee benefits which consist of salaries and related benefits, vacation pay, incentives and other short-term benefits are recognized as expense on undiscounted basis when employees have rendered service to the Group.

ii.    Post-employment benefit plans and other long-term employee benefits

Post-employment benefit plans consist of funded and unfunded defined benefit pension plans, defined contribution pension plan, other post-employment benefits, post-employment health care benefit plan, defined contribution health care benefit plan and obligations under the Labor Law.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.   Employee benefits (continued)

ii.    Post-employment benefit plans and other long-term employee benefits (continued)

Other long-term employee benefits consist of Long Service Awards (“LSA”), Long Service Leave (“LSL”), and pre-retirement benefits.

The cost of providing benefits under post-employment benefit plans and other long-term employee benefits calculation is performed by an independent actuary using the projected unit credit method.

The net obligations in respect of the defined pension benefit plans and post-retirementhealth care benefit plans are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of Government bonds that are denominated in the currencies in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligation. Government bonds are used as there are no deep markets for high quality corporate bonds.

Plan assets are assets owned by defined benefit pension and post-retirement health care benefits as well as qualifying insurance policy. The assets are measured at their fair value as of reporting dates. The fair value of qualifying insurance policy is deemed to be the present value of the related obligations (subject to any reduction required if the amounts receivable under the insurance policies are not recoverable in full).

Remeasurement, comprising of actuarial gain and losses, the effect of the asset ceiling (excluding amounts included in net interest on the net defined benefit liability (asset)) and the return on plan assets (excluding amounts included in net interest on the net defined benefit liability (asset)) are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.

Past service costs are recognized immediately in profit or loss on the earlier of:

•      The date of plan amendment or curtailment; and

•      The date that the Group recognized restructuring-related costs.

Net interest is calculated by applying the discount rate to the net defined benefit liability or assets.

Gain or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of defined benefit plan terms such as that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Gain or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan(other than the payment of benefit in accordance with the program and included in the actuarial assumptions).

For defined contribution plans, the regular contributions constitute net periodic costs for the period in which they are due and, as such are included in personnel expenses as they become payable.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.   Employee benefits (continued)

iii.   Share-based payments

The Company operates an equity-settled, share-based compensation plan. The fair value of the employees’ services rendered which are compensated with the Company’s shares is recognized as an expense in the consolidated statements of profit or loss and other comprehensive income and credited to additional paid-in capital at the grant date.

iv.   Early retirement benefits

Early retirement benefits are accrued at the time the Company and subsidiaries makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.

t.    Income tax

Current and deferred income taxesare recognized as income or an expense and included in the consolidated statements of profit or loss and other comprehensive income, except to the extent that the tax arises from a transaction or event which is recognized directly in equity, in which case, the tax is recognized directly in equity.

Current tax assets and liabilities are measured at the amounts expected to be recovered or paid using the tax rates and tax laws that have been enacted at each reporting date. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Where appropriate, management establishes provisions based on the amounts expected to be paid to the tax authorities.

The Group recognizes deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Group also recognizes deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax losses carried forward to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates and tax laws at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The carrying amount of deferred tax asset is reviewed at the end of each reporting period and reducedto the extent that it is no longer probable that sufficient taxable income will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are offset in the consolidated statements of financial position, except if these are for different legal entities, in the same manner the current tax assets and liabilities are presented.

Amendment to taxation obligation is recorded when an assessment letter (“Surat Ketetapan Pajak” or “SKP”) is received or, if appealed against, when the results of the appeal are determined. The additional taxes and penalty imposed through an SKP are recognized in the current yearprofit or loss, unless objection/appeal is taken. The additional taxes and penalty imposed through the SKP are deferred as long as they meet the asset recognition criteria.

Indonesian tax regulation set up several type that subject to final tax. Final tax which charged to gross value of transaction remains subject to the transaction even though the subject are losses. Refer to PSAK No. 46 revised, final tax is not required in scope of PSAK No. 46.

Final income tax on construction services and lease is presented as part of “Other Expenses”.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.   Financial instruments

The Group classifies financial instruments into financial assets and financial liabilities. Financial assets and liabilities are recognized initially at fair value including transaction costs. These are subsequently measured either at fair value or amortized cost using the effective interest rate method in accordance with their classification.

i.      Financial assets

The Group classifies its financial assets as (i) financial assets at fair value through profit or loss, (ii) loans and receivables, (iii) held-to-maturity investment or (iv) available-for-sale financial assets. The classification depends on the purpose for which the financial assets are acquired. Management determines the classification of financial assets at initial recognition.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the assets.

The Group’s financial assets include cash and cash equivalents, other current financial assets, trade receivables and other receivablesand other non-current financial assets.

a.     Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets classified as held for trading. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short-term profit taking. Gains or losses arising from changes in fair value of the trading securities are presented as other (expenses)/income in consolidated statements of profit or loss and other comprehensive income in the period in which they arise.Financial asset measured at fair value through profit loss consists of derivative asset-put option which is recognized as part of “Other Current Financial Assets” in the consolidated statements of financial position.

b.    Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Loans and receivables consist of, among other assets, cash and cash equivalents, other current financial assets, trade and other receivables, and other non-current assets (long-term trade receivables and restricted cash).

These are initially recognized at fair value including transaction costs and subsequently measured at amortized cost, using the effective interest method.

c.     Held-to-maturity financial assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities on which management has the positive intention and ability to hold to maturity, other than:

a)     those that the Group, upon initial recognition, designates as at fair value through profit or loss;

b)    those that the Group designates as available-for-sale; and

c)     those that meet the definition of loans and receivables.

No financial assets were classified as held-to-maturity investments as of December 31, 2016 and 2015.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.   Financial instruments (continued)

i.      Financial assets (continued)

d.    Available-for-sale financial assets

Available-for-sale investments are non-derivative financial assets that are intended to be held for indefinite periods of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or that are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss. Available-for-sale financial assets primaly consist of mutual funds, and corporate and government bonds, which are recorded as part of “Other Current Financial Assets” in the consolidated statements of financial position.

Available-for-sale securities are stated at fair value. Unrealized holding gain or losses on available-for-sale securities are excluded from income of the current period and are reported as a separate component in the equity section of the consolidated statement of financial position until realized. Realized gain or losses from the sale of available-for-sale securities are recognized in the consolidated statements of profit or loss and other comprehensive income, and are determined on the specific identification basis.

ii.     Financial liabilities

The Group classifies its financial liabilities as (i) financial liabilities at fair value through profit or loss or (ii) financial liabilities measured at amortized cost.

The Group’s financial liabilities include trade and other payables, accrued expenses and interest-bearing loans and other borrowings, and other liabilities. Interest-bearing loans and other borrowings consist of short-term bank loans, two-step loans, bonds and notes, long-term bank loans and obligations under finance leases.

a.     Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities classified as held for trading. A financial liability is classified as held for trading if it is incurred principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short-term profit taking.

No financial liabilities were categorized as held for trading as of December 31, 2016 and 2015.

b.    Financial liabilities measured at amortized cost

Financial liabilities that are not classified as liabilities at fair value through profit or loss fall into this category and are measured at amortized cost. Financial liabilities measured at amortized cost aretrade and other payables, accrued expenses, and interest-bearing loans and other borrowings, and  other liabilities. Interest-bearing loans and other borrowings consist of short-term bank loans, two-step loans, bonds and notes, long-term bank loans and obligations under finance leases.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.   Financial instruments (continued)

iii.  Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statementof financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis, or realize the assets and settle the liabilities simultaneously.The right of set-off must not be contingent on a future event and must be legally enforceable in all of the following circumstances:

a.     the normal course of business;

b.    the event of default; and

c.     the event of insolvency or bankruptcy of the Group and all of the counterparties.

iv.    Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or liability settled, in an arms’ length transaction.

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may includeusing recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 37.

v.   Impairment of financial assets

The Group assesses the impairment of financial assets if there is objective evidence that a loss event has a negative impact on the estimated future cash flows of the financial assets. Impairment is recognized when the loss event can be reliably estimated. Losses expected as a result of future events, no matter how likely, are not recognized.

For financial assets carried at amortized cost, the Group first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in the collective assessment of impairment.

The amount of any impairment loss identified is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in profit or loss.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.   Financial instruments (continued)

v.   Impairment of financial assets (continued)

For available-for-sale financial assets, the Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is recognized in profit or loss as an impairment loss. The amount of the cumulative loss is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that financial asset previously recognized.

vi.   Derecognition of financial instrument

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or when the Group transfers substantially all the risks and rewards of ownership of the financial asset.

The Group derecognizes a financial liability when the obligation specified in the contract is discharged or cancelled or has expired.

v.   Treasury stock

Reacquired Companyshares of stock are accounted for at their reacquisition cost and classified as “Treasury Stock” and presented as a deduction to equity. The cost of treasury stock sold/transferred is accounted for using the weighted average method. The portion of treasury stock transferred for employees ownership program is accounted for at its fair value at grant date. The difference between the cost and the proceeds from the sale/transfer value of treasury stock is credited to “Additional Paid-in Capital”.

w.   Dividends

Dividend for distribution to the stockholders is recognized as a liability in the consolidated financial statements in the year in which the dividend is approved by the stockholders. The interim dividend as a liability based on the Board of Directors’ decision supported by the approval from the Board of Commissioners.

x.   Basic and diluted earnings per share and earnings per ADS

Basic earnings pershare is computed by dividing profit for the year attributable to owners of the parent company by the weighted average number of shares outstanding during the year. Income per ADS is computed by multiplying the basic earnings per share by 100, the number of shares represented by each ADS.

The Company does not have potentially dilutive financial investments.

y.   Segment information

The Group's segment information is presented based upon identified operating segments. An operating segment is a component of an entity: a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity); b) whose operating results are regularly reviewed by the Group's chief operating decision maker i.e., the Directors, to make decisions about resources to be allocated to the segment and assess its performance, and c) for which discrete financial information is available.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

z.   Provision

      Provisions are recognized when the Group has present obligations (legal or constructive) arising from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations and the amount can be measured reliably.

      Provisions for onerous contracts are recognized when the contract becomes onerous for the lower of the cost of fulfilling the contract and any compensation or penalties arising from failure to fulfill the contract.

aa.  Impairment of non-financial assets

At the end of each reporting period, the Group assesseswhether there is an indication that an asset may be impaired. If such indication exists, the recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the Cash-Generating Unit (“CGU”) to which the asset belongs (“the asset’s CGU”).

The recoverable amount of an asset (either individual asset or CGU) is the higher of the asset’s fair value less costs to sell and its value in use. Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated net future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, the Group uses an appropriate valuation model to determine the fair value of the asset. These calculations are corroborated by valuation multiples or other available fair value indicators.

Impairment losses of continuing operations are recognized in profit or loss as part of “Depreciation and Amortization” in the consolidated statements of profit or loss and other comprehensive income.

At the end of each reporting period,the Group assesses whether there is any indication that previously recognized impairment losses for an asset, other than goodwill, may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss for an asset, other than goodwill, is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited such that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment been recognized for the asset in prior periods. Reversal of an impairment loss is recognized in profit or loss.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment loss relating to goodwill cannot be reversed in future periods.

ab. Critical Accounting Estimates and Judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ab. Critical Accounting Estimates and Judgements(continued)

i.    Retirement benefits

The present value of the retirement benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of retirement benefit obligations.

The Group determines the appropriate discount rate at the end of each reporting period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the obligations. In determining the appropriate discount rate, the Group considers the interest rates of Government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligations.

If there is an improvement in the ratings of such Government bonds or a decrease in interest rates as a result of improving economic conditions, there could be a material impact on the discount rate used in determining the post-employment benefits obligations.

Other key assumptions for retirement benefit obligations are based in part on current market conditions. Additional information is disclosed in Notes 29 and 30.

ii.    Useful lives of property and equipment

The Group estimates the useful lives of its property and equipment based on expected asset utilization, considering strategic business plans, expected future technological developments and market behavior.The estimates of useful lives of property and equipment are based on the Group’s collective assessment of industry practice, internal technical evaluation and experience with similar assets.

The Group reviews its estimates of useful lives at least each financial year-end and such estimates are updated if expectations differ from previous estimates due to changes in ecpectation of physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of the assets. The amounts of recorded expenses for any year will be affected by changes in these factors and circumstances. A change in the estimated useful lives of the  property and equipment is a change in accounting estimates and is applied prospectively in profit or loss in the period of the change and future periods.

Details of the nature and carrying amounts of property and equipment are disclosed in Note 9.

iii.   Provision for impairment of receivables

The Group assesses whether there is objective evidence that trade and other receivables have been impaired at the end of each reporting period. Provision for impairment of receivables is calculated based on a review of the current status of existing receivables and historical collection experience. Such provisions are adjusted periodically to reflect the actual and anticipated experience. Details of the nature and carrying amounts of provision for impairment of receivables are disclosed in Note 5.

iv.   Income taxes

Significant judgement is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made. Details of the nature and carrying amount of income tax are disclosed in Note 26.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

3.    CASH AND CASH EQUIVALENTS

      The breakdown of cash and cash equivalents is as follows:

		2016		2015
		Balance		Balance
	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Cash on hand	Rp	-	10	-	10
Cash in banks
Related parties
PT Bank Mandiri (Persero) Tbk (“Bank Mandiri”)	Rp	-	1,897	-	672
	US$	41	548	51	707
	JPY	6	1	11	1
	EUR	1	11	1	8
	HKD	1	1	1	1
	AUD	0	0	0	0
PT Bank Negara Indonesia (Persero) Tbk (“BNI”)	Rp	-	581	-	508
	US$	6	84	22	299
	EUR	5	68	5	72
	SGD	0	0	0	0
PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)	Rp	-	95	-	140
	US$	8	107	11	155
Others	Rp	-	22	-	14
	US$	0	0	0	0
Sub-total			3,415		2,577
Third parties
The Hongkong and Shanghai Banking Corporation Ltd. (“HSBC”)	US$	13	176	8	110
	HKD	2	4	10	18
	SGD	-	-	1	6
Standard Chartered Bank (“SCB”)	Rp	-	0	-	0
	US$	6	74	31	430
	SGD	5	43	1	13
PT Bank Permata Tbk (“Bank Permata”)	Rp	-	14	-	12
	US$	7	96	0	0
Development Bank of Singapore (”DBS”)	Rp	-	101	-	0
	US$	0	0	-	-
PT Bank MuamalatIndonesia Tbk (“Bank Muamalat”)	Rp	-	6	-	61
	US$	2	24	27	373
Citibank, N.A. (“Citibank”)	Rp	-	5	-	103
	US$	1	12	2	26
	EUR	0	1	0	4
Others (each below Rp75 billion)	Rp	-	146	-	86
	US$	2	33	1	15
	SGD	0	0	-	-
	EUR	0	0	0	0
	AUD	1	12	1	13
	TWD	3	1	19	8
	MYR	0	0	0	0
	HKD	0	0	0	0
	MOP	0	1	0	0
Sub-total			749		1,278
Total cash in banks			4,164		3,855
Time deposits
Related parties
BRI	Rp	-	4,076	-	2,831
	US$	47	632	201	2,763
BNI	Rp	-	4,043	-	3,031
	US$	25	336	1	9
PT Bank Tabungan Negara(Persero) Tbk (“Bank BTN”)	Rp	-	3,356	-	885
Bank Mandiri	Rp	-	1,552	-	2,863
	US$	5	67	5	69
Sub-total			14,062		12,451

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

3.   CASH AND CASH EQUIVALENTS (continued)

		2016		2015
		Balance		Balance
	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Time deposits (continued)
Third parties
PT Bank CIMB Niaga Tbk (“Bank CIMB Niaga”)	Rp	-	2,025	-	1,605
PT Bank Pembangunan DaerahJawa Barat dan Banten Tbk(“BJB”)	Rp	-	2,020	-	1,884
	US$	-	-	10	138
PT Bank OCBC NISP Tbk (“OCBC NISP”)	Rp	-	1,550	-	950
	US$	10	134	-	-
Bank Permata	Rp	-	1,492	-	1,692
PT Bank Mega Tbk (“Bank Mega”)	Rp	-	1,226	-	1,265
	US$	14	185	70	960
PT Bank UOB Indonesia (“UOB”)	Rp	-	1,345	-	300
PT Bank Tabungan Pensiunan Nasional Tbk (“BTPN”)	Rp	-	461	-	146
SCB	Rp	-	-	-	550
	US$	18	242	-	-
	SGD	15	139	-	-
Bank Muamalat	Rp	-	305	-	142
Bank ANZ (“Bank ANZ”)	Rp	-	200	-	-
PT Bank Bukopin Tbk(“Bank Bukopin”)	Rp	-	148	-	1,173
	US$	-	-	55	759
PT Bank Pan Indonesia Tbk (”Bank Panin”)	Rp	-	-	-	91
Others (each below Rp75 billion)	Rp	-	59	-	146
Sub-total			11,531		11,801
Total time deposits			25,593		24,252
Grand Total			29,767		28,117

Interest rates per annum on time deposits are as follows:

	2016	2015
Rupiah	3.20%-10.00%	3.75%-10.50%
Foreign currencies	0.10%-2.00%	0.10%-3.00%

The related parties in which the Group places its funds are state-owned banks. The Group placed the majority of its cash and cash equivalents in these banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks, as they are owned by the State.

Refer to Note 31 for details of related party transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

4.   OTHER CURRENT FINANCIAL ASSETS

      The breakdown of other current financial assets is as follows:

		2016		2015
		Balance		Balance
	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Time deposits
Related parties
BNI	Rp	-	63	-	-
Bank Mandiri	US$	-	-	20	278
Third parties
UOB	US$	1	13	-	-
SCB	US$	-	-	1	11
Total time deposits			76		289
Available-for-sale financial assets
Related parties
PT Bahana TCW Investment Mangement (”Bahana TCW”)	Rp	-	559	-	55
PT Mandiri Manajemen Investasi	Rp	-	500	-	-
State-owned enterprises	US$	4	55	4	59
Government	US$	2	27	2	29
Sub-total			1,141		143
Third parties	Rp	-	17	-	17
Total available-for-sale financial assets			1,158		160
Escrow accounts	Rp	-	112	-	2,121
	US$	2	22	3	41
Others	Rp	-	98	-	192
	US$	-	-	0	1
	AUD	0	5	1	14
Total			1,471		2,818

The time deposits have maturities of more than three months but not more than one year, with interest rates as follows:

	2016	2015
Rupiah	5.75%-6.00%	-
Foreign currencies	0.58%-1.64%	0.85%-0.88%

Refer to Note 31 for details of related party transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

5.   TRADERECEIVABLES

Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:

a.   By debtor

(i)   Related parties

	2016	2015
Indonusa	431	342
PT Indosat Tbk (“Indosat”)	370	361
State-owned enterprises	151	270
Others	348	378
Total	1,300	1,351
Provision for impairment of receivables	(406)	(247)
Net	894	1,104

                                               (ii) Third parties

	2016	2015
Individual and business subscribers	7,801	8,020
Overseas international carriers	1,252	1,194
Total	9,053	9,214
Provision for impairment of receivables	(2,584)	(2,801)
Net	6,469	6,413

b.   By age

(i)   Related parties

	2016	2015
Up to 3 months	690	772
3 to 6 months	39	61
More than 6 months	571	518
Total	1,300	1,351
Provision for impairment of receivables	(406)	(247)
Net	894	1,104

(ii) Third parties

	2016	2015
Up to 3 months	5,566	5,816
3 to 6 months	658	522
More than 6 months	2,829	2,876
Total	9,053	9,214
Provision for impairment of receivables	(2,584)	(2,801)
Net	6,469	6,413

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

5.   TRADE RECEIVABLES (continued)

b.   By age (continued)

(iii)  Aging of total trade receivables

	2016		2015
	Gross	Provision for impairment of receivables	Gross	Provision for impairment of receivables
Not past due	4,535	177	4,353	266
Past due up to 3 months	1,721	401	2,235	202
Past due more than 3 to 6 months	697	495	583	216
Past due more than 6 months	3,400	1,917	3,394	2,364
Total	10,353	2,990	10,565	3,048

                   The Group has made provision for impairment of trade receivables based on the collective assessment of historical impairment rates and individual assessment of its customers’ credit history. The Group does not apply a distinction between related party and third party receivables in assessing amounts past due. As of December 31, 2016 and 2015, the carrying amounts of trade receivables of the Group considered past due but not impaired amounted to Rp3,005billion and Rp3,430 billion, respectively. Management believes that receivables past due but not impaired, along with trade receivables that are neither past due nor impaired, are due from customers with good credit history and are expected to be recoverable.

c.   By currency

(i)   Related parties

	2016	2015
Rupiah	1,300	1,328
U.S. dollar	0	23
Others	0	0
Total	1,300	1,351
Provision for impairment of receivables	(406)	(247)
Net	894	1,104

(ii)Third parties

	2016	2015
Rupiah	7,565	7,761
U.S. dollar	1,437	1,436
Australian dollar	40	14
Others	11	3
Total	9,053	9,214
Provision for impairment of receivables	(2,584)	(2,801)
Net	6,469	6,413

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

5.   TRADE RECEIVABLES (continued)

d.    Movements in the provision for impairment of receivables

	2016	2015
Beginning balance	3,048	3,096
Provision recognized during the year(Note 25)	743	1,010
Receivables written off	(801)	(1,058)
Ending balance	2,990	3,048

            The receivables written off relate to both relatedparty and thirdparty trade receivables.

           Management believes that the provision for impairment of trade receivables is adequate to cover losses on uncollectible trade receivables.

As of December 31, 2016, certain trade receivables of the subsidiaries amounting to Rp4,550billion have been pledged as collateral under lending agreements (Notes 15, 16b and 16c).

Refer to Note 31 for details of related party transactions.

6.    INVENTORIES

	2016	2015
Components	299	342
SIM cards, set top boxes, and blank prepaid vouchers	168	131
Others	164	96
Total	631	569
Provision for obsolescence
Components	(18)	(14)
SIM cards, set top boxes and blank prepaid vouchers	(29)	(27)
Others	0	0
Total	(47)	(41)
Net	584	528

Movements in the provisionfor obsolescence are as follows:

	2016	2015
Beginning balance	41	43
Provision recognized during the year	11	2
Inventory written off	(5)	(4)
Ending balance	47	41

The inventoriesrecognized as expense andincluded in operations, maintenance, andtelecommunication service expenses as of December 31,2016 and 2015amounted to Rp2,105billion and Rp1,937billion, respectively(Note 24).

Management believes that the provision is adequate to cover losses from declines in inventory value due to obsolescence.

Certain inventories of the subsidiaries amounting to Rp256billion have been pledged as collateral under lending agreements (Notes 15, 16b and 16c).

As of December 31, 2016 and 2015, modules and components held by the Group with book value amounting to Rp199 billion and Rp219billion, respectively,have been insured against fire, theft, and other specific risks.Modules are recorded as part of property and equipment.Total sum insured as of December 31, 2016 and2015 amounted to Rp220 billion and Rp291 billion, respectively.

Management believes that the insurance coverage is adequate to cover potential losses of inventories arising from the insured risks.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

7.   ADVANCES AND PREPAID EXPENSES

	2016	2015
Frequency license (Notes 34c.i and 34c.ii)	3,056	2,935
Prepaid rental	1,234	1,055
Advances	394	729
Salaries	229	347
Advance to employee	32	28
Others	301	745
Total	5,246	5,839

Refer to Note 31for details of related party transactions.

8.   LONG-TERM INVESTMENTS

	2016
	Percentage of ownership	Beginning balance	Additions (Deductions)	Share ofnet profit (loss) of associatedcompany	Dividend	Share of other comprehensive income of associated company	Ending balance
Long-term investments in associated companies:
Tiphone[a]	24.43	1,404	-	108	(23)	(1)	1,488
Indonusa[b]	20.00	221	-	-	-	-	221
Teltranet[c]	51.00	71	-	(33)	-	-	38
PT Melon Indonesia (“Melon”) [d]	51.00	50	(67)	17	-	-	-
PT Integrasi Logistik Cipta Solusi (“ILCS”) [e]	49.00	40	-	2	-	-	42
Telin Malaysia[f]	49.00	6	-	(6)	-	-	0
CSM[g]	25.00	-	-	-	-	-	-
Sub-total		1,792	(67)	88	(23)	(1)	1,789
Other long-term investments		15	43	-	-	-	58
Total Long-term investments		1,807	(24)	88	(23)	(1)	1,847

Summarized financial information of the Group’s investments accounted under the equity method for 2016:

	Tiphone	Indonusa	Teltranet	ILCS	TelinMalaysia	CSM
Statements of financial position
Current assets	7,709	170	66	131	9	161
Non-current assets	743	444	88	29	10	761
Current liabilities	(1,248)	(532)	(78)	(73)	(35)	(594)
Non-current liabilities	(3,762)	(405)	(2)	(1)	(6)	(1,206)
Equity (deficit)	3,442	(323)	74	86	(22)	(878)
Statements of profit or loss andother comprehensive income
Revenues	27,310	605	66	116	8	131
Operating expenses	(26,445)	(583)	(149)	(112)	(43)	(221)
Other income (expenses) including finance costs - net	(231)	(17)	(3)	0	-	(88)
Profit (loss) before tax	634	5	(86)	4	(35)	(178)
Income tax expense	(166)	(33)	21	0	-	-
Profit (loss) for the year	468	(28)	(65)	4	(35)	(178)
Other comprehensive income (loss)	(5)	7	(0)	(0)	-	-
Total comprehensive income for the year	463	(21)	(65)	4	(35)	(178)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

8.    LONG-TERM INVESTMENTS (continued)

	2015
	Percentage ofownership	Beginningbalance	Additions (Deductions)	Share of net (loss) profit of associatedcompany	Dividend	Share of other comprehensiveincome of associatedcompany	Endingbalance
Long-term investments in associated companies:
Tiphone[a]	24.65	1,392	-	32	(18)	(2)	1,404
Indonusa[b]	20.00	221	-	-	-	-	221
Teltranet[c]	51.00	52	43	(24)	-	-	71
Melon[d]	51.00	43	-	7	-	-	50
ILCS[e]	49.00	38	-	2	-	-	40
Telin Malaysia[f]	49.00	6	19	(19)	-	(0)	6
CSM[g]	25.00	-	-	-	-	-	-
Sub-total		1,752	62	(2)	(18)	(2)	1,792
Other long-term investments		15	-	-	-	-	15
Total long-term investments		1,767	62	(2)	(18)	(2)	1,807

Summarized financial information of the Group’s investments accounted under the equity method for 2015:

	Tiphone	Indonusa	Teltranet	Melon	ILCS	Telin Malaysia	CSM
Statements of financial position
Current assets	6,539	501	117	131	105	18	185
Non-current assets	1,261	333	58	27	32	10	1,221
Current liabilities	(1,657	(535)	(35	(57)	(54	(17	(731)
Non-current liabilities	(3,073	(568)	(1	(2)	(1	-	(1,535)
Equity (deficit)	3,070	(269)	139	99	82	11	(860)
Statements of profit or loss and other comprehensive income
Revenues	22,060	599	0	201	111	6	164
Operating expenses	(21,295	(559)	(72	(184)	(108	(40	(364)
Other income (expenses)including finance costs - net	(265	(82)	9	2	(0	(3	(74)
Profit (loss) before tax	500	(42)	(63	19	3	(37	(274)
Income tax expense	(130	-	16	(5)	(0	-	-
Profit (loss) for the year	370	(42)	(47	14	3	(37	(274)
Other comprehensive income (loss)	(7	-	-	0	0	-	-
Total comprehensive income for the year	363	(42)	(47	14	3	(37	(274)

a   Tiphone was established on June 25, 2008 as PT Tiphone Mobile Indonesia Tbk. Tiphone is engaged in the telecommunication equipment business, such asfor celullar phone including spare parts, accessories, pulse reload vouchers, repair service and content provider through its subsidiaries.On September 18, 2014, the Company through PINS acquired 25% ownership in Tiphone for Rp1,395 billion.

    As of December 31, 2016 and 2015, the fair value of investment amounting to Rp1,500 billion and Rp1,351 billion, respectively. The fair value was calculated by multiplying number of shares by the published price quotation as of December 31, 2016 and 2015 amounting to Rp855 and Rp770 per share, respectively.

       Reconciliation of financial information to the carrying amount of long-term investment in Tiphone as of December 31, 2016 and 2015is as follows:

	2016	2015
Assets	8.452	7,800
Liabilities	(5.010)	(4,730)
Net assets	3,442	3,070
Group’s proportionate share of net assets (24.43% in 2016 and 24.65% in 2015)	841	757
Goodwill	647	647
Carrying amount of long-term investment	1,488	1,404

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

8.   LONG-TERM INVESTMENTS (continued)

b   Indonusa had been a subsidiary of the Company until 2013 when the Company disposed 80% of its interest in Indonusa. On May 14, 2014, based on the Circular Resolution of the Stockholders of Indonusaas covered by notarial deed No. 57 dated April 23, 2014 of FX Budi Santoso Isbandi, S.H., which was approved by the MoLHR in its LetterNo. AHU-02078.40.20.2014 dated April 29, 2014, Indonusa’s stockholders approved an increase in its issued and fully paid capital by Rp80 billion. The Company has waived its right to own the new shares issued and transferred it to Metra and, as a result, Metra’s ownership in Indonusa increased to 4.33%.

c    Investment in Teltranet is accounted for under the equity method, which covered byan agreement between Metra and Telstra Holding Singapore Pte. Ltd. dated August 29, 2014. Teltranet is engaged in communication system services. Metra does not have control as it does not determinethe financial and operating policies of Teltranet.

d    Melon previously was an associate. In 2016, the Company purchased Melon 52% stake through Metranet, thus becoming a consolidated subsidiary (Note 1d).

e    ILCS is engaged in providing E-trade logistic services and other related services.

f   Telin Malaysia is engaged in telecommunication services in Malaysia.

g   CSM is engaged in providing Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities. The unrecognized share of losses of CSM for the year ended December 31, 2016 dan 2015amounting to Rp219 billion and Rp215 billion, respectively.

9.   PROPERTY AND EQUIPMENT

	January 1, 2016	Acquisition	Additions	Deductions	Reclassifications/ Translations	December 31, 2016
At cost:
Directly acquired assets
Land rights	1,270	89	59	(1)	-	1,417
Buildings	6,033	10	311	(3)	1,486	7,837
Leasehold improvements	1,036	-	13	(37)	104	1,116
Switching equipment	19,823	-	218	(160)	609	20,490
Telegraph, telex and data communication equipment	876	-	751	(41)	-	1,586
Transmission installation and equipment	119,047	-	2,603	(11,319)	11,221	121,552
Satellite, earth station and equipment	8,146	-	80	-	219	8,445
Cable network	37,887	-	6,746	(302)	460	44,791
Power supply	13,822	-	161	(77)	1,116	15,022
Data processing equipment	11,351	12	318	(82)	916	12,515
Other telecommunications peripherals	632	-	73	-	(5)	700
Office equipment	1,062	5	139	(12)	259	1,453
Vehicles	475	-	60	(147)	(1)	387
Other equipment	99	-	1	-	-	100
Property under construction	4,580	-	17,169	-	(17,199)	4,550
Assets under finance lease
Transmission installation and equipment	5,940	-	229	(815)	-	5,354
Data processing equipment	63	-	77	(56)	-	84
Vehicles	94	-	63	(22)	-	135
Office equipment	73	-	3	-	-	76
CPE assets	22	-	-	-	-	22
Power supply	90	-	125	-	-	215
RSA assets	252	-	-	-	-	252
Total	232,673	116	29,199	(13,074)	(815)	248,099

	January 1, 2016	Acquisition	Additions	Deductions	Reclassifications/ Translations	December 31, 2016
Accumulated depreciation and impairment losses:
Directly acquired assets
Buildings	2,141	-	290	(2)	6	2,435
Leasehold improvements	623	-	106	(37)	-	692
Switching equipment	15,223	-	1,588	(160)	(1)	16,650
Telegraph, telex and data communication equipment	4	-	329	-	-	333
Transmission installation and equipment	63,063	-	9,957	(10,686)	(32)	62,302
Satellite, earth station and equipment	6,706	-	415	-	(23)	7,098
Cable network	19,524	-	1,534	(302)	(455)	20,301
Power supply	9,114	-	1,145	(70)	(25)	10,164
Data processing equipment	8,503	-	1,067	(62)	(40)	9,468
Other telecommunications peripherals	385	-	77	-	(1)	461
Office equipment	713	-	141	(11)	3	846
Vehicles	166	-	69	(66)	(1)	168
Other equipment	99	-	-	-	-	99
Assets unde finance lease
Transmission installation and equipment	2,327	-	542	(815)	-	2,054
Data processing equipment	53	-	47	(56)	-	44
Vehicles	13	-	19	-	-	32
Office equipment	51	-	43	-	-	94
CPE assets	17	-	2	-	-	19
Power supply	18	-	80	-	-	98
RSA assets	230	-	13	-	-	243
Total	128,973	-	17,464	(12,267)	(569)	133,601
Net Book Value	103,700					114,498

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

9.  PROPERTY AND EQUIPMENT (continued)

	January 1, 2015	Additions	Deductions	Reclassifications/ Translations	December 31, 2015
At cost:
Directly acquired assets
Land rights	1,184	86	-	-	1,270
Buildings	4,571	263	-	1,199	6,033
Leasehold improvements	943	41	(151)	203	1,036
Switching equipment	19,208	126	(66)	555	19,823
Telegraph, telex and data communication equipment	6	870	-	-	876
Transmission installation and equipment	107,573	4,278	(2,318)	9,514	119,047
Satellite, earth station and equipment	7,927	93	(1)	127	8,146
Cable network	33,114	4,458	(227)	542	37,887
Power supply	12,776	381	(92)	757	13,822
Data processing equipment	10,242	408	(58)	759	11,351
Other telecommunications peripherals	602	37	-	(7)	632
Office equipment	951	150	(46)	7	1,062
Vehicles	346	135	(2)	(4)	475
Other equipment	99	-	-	-	99
Property under construction	3,853	14,623	-	(13,896)	4,580
Assets under finance lease
Transmission installation and equipment	5,882	260	(202)	-	5,940
Data processing equipment	102	-	(39)	-	63
Vehicles	44	50	-	-	94
Office equipment	21	52	-	-	73
CPE assets	22	-	-	-	22
Power supply	-	90	-	-	90
RSA assets	252	-	-	-	252
Total	209,718	26,401	(3,202)	(244)	232,673

	January 1, 2015	Additions	Deductions	Reclassifications/ Translations	December 31, 2015
Accumulated depreciation and impairmentlosses:
Directly acquired assets
Buildings	1,954	183	-	4	2,141
Leasehold improvements	669	105	(151)	-	623
Switching equipment	13,861	1,441	(62)	(17)	15,223
Telegraph, telex and data communication equipment	4	-	-	-	4
Transmission installation and equipment	54,764	10,575	(2,290)	14	63,063
Satellite, earth station and equipment	6,099	607	(1)	1	6,706
Cable network	18,762	1,327	(225)	(340)	19,524
Power supply	7,978	1,250	(85)	(29)	9,114
Data processing equipment	7,624	940	(58)	(3)	8,503
Other telecommunications peripherals	322	70	-	(7)	385
Office equipment	659	107	(45)	(8)	713
Vehicles	113	57	(1)	(3)	166
Other equipment	97	2	-	-	99
Assets under finance lease
Transmission installation and equipment	1,681	848	(202)	-	2,327
Data processing equipment	79	13	(39)	-	53
Vehicles	5	8	-	-	13
Office equipment	6	45	-	-	51
CPE assets	15	2	-	-	17
Power supply	-	18	-	-	18
RSA assets	217	13	-	-	230
Total	114,909	17,611	(3,159)	(388)	128,973
Net Book Value	94,809				103,700

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

9.   PROPERTY AND EQUIPMENT (continued)

a.     Gain on disposal or sale of property and equipment

	2016	2015
Proceeds from sale of property and equipment	765	733
Net book value	(152)	(8)
Gain on disposal or sale of property and equipment	613	725

b.  Asset impairment

In 2014, the Group decided to cease its fixed wireless business no later than December 14, 2015. The Company assessed the recoverable amount to be Rp549 billion and determined that the assets for fixed wireless CGU were further impaired by Rp805 billion. The recoverable amount has been determined based on value in use calculation using the most recent cash flows projection approved by management. The cash flows projection included cash inflows from the continuing use of the assets during the remaining service period and projected net cash flows to be received for the disposal of the assets for fixed wireless CGU at the end of service period. Projected net cash flows to be received for the disposal of the assets were determined based on cost approach, adjusted for physical, technological and economic obsolescence. Management applied a pre-tax discount rate of 13.5%derived from the Company’s post-tax weighted average cost of capital and benchmarked to externally available data. In addition, management also applied technological and economic obsolescence rate of 30% based on the Company’s internal data, due to the lack of comparable market data because of the nature of the assets. The determination of value in use calculation is most sensitive to the technological and economic obsolescence rate assumption. An increase in technological and economic obsolescence rate to 40% would result in a further impairment of Rp70 billion.

Loss on impairment of assets isrecognized as part of“Depreciation and Amortization” in the consolidated statement of profit or loss and other comprehensive income.

In connection with the restructuring of fixed wireless business (Note 34c.ii), the Company accelerated its depreciation of fixed wireless assets. As of December 31, 2015, all of the Company’s fixed wireless assets have been fully depreciated.

In 2016, the Company derecognized its fixed wireless assets with cost and accumulated depreciation amounting to Rp5,203 billion, respectively.

Management believes that there is no indication of impairment in the assets of other CGUs as of December 31, 2016.

c.     Others

(i)      Interest capitalized to property under construction amounted to Rp444billion and Rp328 billion for the years ended December 31, 2016 and 2015, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization ranged from 10.20% to 11.00% and 6.84% to 11.00% for the years ended December 31, 2016 and 2015, respectively.

(ii)      No foreign exchange loss was capitalized as part of property under construction for the yearsended December 31, 2016 and 2015.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

9.   PROPERTY AND EQUIPMENT (continued)

c.     Others (continued)

(iii)   In 2016 and 2015, the Group received proceeds from the insurance claim onlost and broken property and equipment, with a total value of Rp77billion and Rp119 billion, respectively, and wererecorded as part of “Other Income” in the consolidated statements of profit or loss and other comprehensive income. In 2016 dan 2015, the net carrying valuesof those assets of Rp19billion and Rp35 billion, respectively, were charged to the consolidated statements of profit or loss and other comprehensive income.

(iv)   In 2016, Telkomsel decided to replace certain equipment units with net carrying amount of Rp528billion, as part of its modernization program. Accordingly, Telkomsel accelerated the depreciation of such equipment units. The impact of the change was an increase in the depreciation expense for the year ended December 31, 2016 amounting to Rp489 billion.

In 2015, Telkomsel decided to replace certain equipment units with a net carrying amount ofRp1,967 billion, as part of itsmodernization program. Accordingly, Telkomsel accelerated the depreciation of such equipment units. The impact of the change was an increase in the depreciation expense for the year ended December 31, 2016amounting to Rp274 billion. This modernization program will decreaseprofit before income tax in 2017 amounting to Rp30 billion.

      In 2014, the useful lives of Telkomsel’s buildings and transmissions werechanged from 20 years to40 years, and from 10 years to 15 and 20 years, respectively, to reflect the current economic lives of the buildings and the transmissions. The impact of reduction in depreciation expense for the year ended December 31, 2016 amounting to Rp244 billion. The impact of the changes in the estimated useful lives of the buildings and transmissionsin future periods is an increase in the profit before income taxas follows:

Years	Amount
2017	198
2018	135

(v)     Exchange of property and equipment

In 2012 and 2011, the Company entered into a Procurement and Installation Agreement for the Modernization of the Copper Cable Network through Optimalization of Asset Copper Cable Network through Trade In/Trade Off method with PT Len Industri (“LEN”) and PT Industri Telekomunikasi Indonesia (“INTI”), respectively.

   In 2016 and 2015, the Company derecognized the copper cable network asset with net carrying value of Rp3billion and Rp2billion, respectively, and recorded the fiber optic network asset from the exchange transaction of Rp801billion and Rp683billion, respectively.

In 2016 and 2015, Telkomsel’s certain equipment units with net carrying amount of Rp636 billion and Rp5 billion, respectively, were exchanged with equipment from Ericsson AB and PT Huawei Tech Investment (“Huawei”). As of December 31, 2016, Telkomsel’s equipment units with net carrying amount of Rp3 billion are going to be exchanged with equipment from Ericsson AB and Huawei and, therefore, these equipment units were reclassifiedas assets held for sale in the consolidated statements of financial position.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

9.   PROPERTY AND EQUIPMENT (continued)

c.     Others (continued)

(vi)    The Group owns several pieces of land located throughout Indonesia with Building Use Rights (“Hak Guna Bangunan” or “HGB”) for a period of 10-45 years which will expire between 2017 and 2053. Management believes that there will be no issue in obtaining the extension of the land rights when they expire.

(vii)   As of December 31, 2016, the Group’s property and equipment excluding land rights, with netcarrying amount of Rp105,144billion were insured against fire, theft, earthquake and otherspecified risks, including business interruption, under blanket policies totalling Rp11,861billion, US$1,236million, HKD3million and SGD40million. Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.

(viii)  As of December 31, 2016, the percentage of completion of property under construction was around 58.15% of the total contract value, with estimated dates of completion between January 2017and December 2018. The balance of property under construction mainly consists of buildings, transmission installation and equipment, cable network and power supply. Management believes that there is no impediment to the completion of the construction in progress.

(ix)    All assets owned by the Company have been pledged as collateral for bonds (Notes 16b.iand 16b.ii). Certain property and equipment of the Company’s subsidiaries with gross carrying value amounting to Rp11,385billion have been pledged as collateral under lending agreements (Notes 15 and 16).

(x)     As of December 31, 2016, the cost of fully depreciated property and equipment of the Group that are still used in operations amounted to Rp54,993billion. The Group is currently performing modernization of network assets to replace the fully depreciated property and equipment.

(xi)    In 2016, the total fair values of land rights and buildings of the Group, which are determined based on the sale value of the tax object (“Nilai Jual Objek Pajak” or “NJOP”) of the related land rights and buildings, amounted to Rp28,521 billion.

(xii)   The Company and Telkomsel entered into several agreements with tower providers to lease spaces in telecommunication towers (slot) and sites of the towers for a period of 10 years. The Company and Telkomsel may extend the lease period based on mutual agreement with the relevant parties. In addition, the Group also has lease commitments for transmission installation and equipment, data processing equipment, office equipment, vehicles and CPE assets with the option to purchase certain leased assets at the end of the finance lease terms.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

9.   PROPERTY AND EQUIPMENT (continued)

c.     Others (continued)

Future minimum lease payments required for assets under finance lease are as follows:

Years	2016	2015
2016	-	1,027
2017	987	991
2018	892	888
2019	816	800
2020	771	766
2021	740	724
Thereafter	954	873
Total minimum lease payments	5,160	6,069
Interest	(1,150)	(1,489
Net present value of minimum lease payments	4,010	4,580
Current maturities (Note 15b)	(658)	(641
Long-term portion (Note 16)	3,352	3,939

The details of obligations under finance leases as of December 31, 2016 and 2015 are as follows:

	2016	2015
PT Tower Bersama Infrastructure Tbk	1,465	1,589
PT Profesional Telekomunikasi Indonesia	1,295	1,460
PT Solusi Tunas Pratama	241	340
PT Putra Arga Binangun	217	227
PT Bali Towerindo Sentra	112	132
PT Naragita Dinamika Komunika	5	84
Others (each below Rp75 billion)	675	748
Total	4,010	4,580

10.  ADVANCES AND OTHER NON-CURRENT ASSETS

The breakdown of advances and other non-current assets as of December 31, 2016 and 2015 isas follows:

	2016	2015
Advances for purchases of property and equipment	5,432	3,653
Prepaid rental - net of current portion (Note 7)	2,471	2,190
Claim for tax refund - net of current portion (Note 26)	1,428	1,013
Prepaid taxes (Note 26)	1,228	60
Deferred charges	387	444
Frequency license - net of current portion (Note 7)	320	404
Security deposit	144	96
Long-term trade receivables - net of current portion	35	172
Restricted cash	31	111
Others	32	23
Total	11,508	8,166

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

10.  ADVANCES AND OTHER NON-CURRENT ASSETS(continued)

Prepaid rental covers rent of leased line and telecommunication equipment and land and building under lease agreements of the Group with remaining rental periods ranging from 1 to 40 years.

As of December 31, 2016 and 2015, deferred charges represent deferred Indefeasible Right of Use (“IRU”) Agreement charges. Total amortization of deferred charges for the yearsended December 31, 2016and 2015 amounted to Rp40 billion and Rp46 billion, respectively.

      Refer to Note 31 for details of related party transactions.

11.  INTANGIBLE ASSETS

The details of intangible assets are as follows:

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2016	336	6,267	68	580	7,251
Additions	-	925	9	27	961
Deductions	-	-	(2)	-	(2)
Reclassifications/translations	(4)	20	-	-	16
Acquisition	117	10	-	-	127
Balance, December 31, 2016	449	7,222	75	607	8,353
Accumulated amortization and impairment losses:
Balance, January 1, 2016	(29)	(3,748)	(49)	(369)	(4,195)
Amortization	-	(1,027)	(7)	(34)	(1,068)
Deductions	-	-	-	-	-
Reclassifications/translations	-	(1)	-	-	(1)
Balance, December 31, 2016	(29)	(4,776)	(56)	(403)	(5,264)
Net Book Value	420	2,446	19	204	3,089

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2015	322	4,771	67	572	5,732
Additions	15	1,489	1	9	1,514
Deductions	-	(1)	-	-	(1)
Reclassifications/translations	(1)	8	-	(1)	6
Balance, December 31, 2015	336	6,267	68	580	7,251
Accumulated amortization and impairment losses:
Balance, January 1, 2015	(29)	(2,862)	(43)	(335)	(3,269)
Amortization	-	(883)	(6)	(34)	(923)
Deductions	-	1	-	-	1
Reclassifications/translations	-	(4)	-	-	(4)
Balance, December 31, 2015	(29)	(3,748)	(49)	(369)	(4,195)
Net Book Value	307	2,519	19	211	3,056

(i)   Goodwill resulted from the acquisition of Sigma (2008), AdMedika (2010), data center BDM (2012), Contact Centres Australia Pty. Ltd. (2014), MNDG (2015), and Melon (2016)
(Note 1d). In addition, there was an acquisition of 80% ownership of PT Griya Silkindo Drajatmoerni (“GSDm”) by NSI.

                        (ii)   The remaining amortization periods of software range from 1-5 years.

      (iii)  As of December 31, 2016, the cost of fully amortized intangible assets that are still used in operations amounted to Rp3,096billion.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

12.  TRADEPAYABLES

	2016	2015
Related parties
Purchases of equipment, materials and services	1,223	1,891
Payables to other telecommunication providers	324	184
Sub-total	1,547	2,075
Third parties
Purchases of equipment, materials and services	9,434	9,593
Radio frequency usage charges, concession fees and Universal Service Obligation (“USO”) charges	1,256	1,328
Payables to other telecommunication providers	1,281	998
Sub-total	11,971	11,919
Total	13,518	13,994

Trade payables by currency are as follows:

	2016	2015
Rupiah	11,270	11,169
U.S. dollar	2,196	2,791
Others	52	34
Total	13,518	13,994

      Refer to Note 31 for details of related party transactions.

13.  ACCRUED EXPENSES

	2016	2015
Operation, maintenance and telecommunication services	6,165	4,459
Salaries and benefits	2,993	1,689
General, administrative and marketing expenses	1,914	1,859
Interest and bank charges	211	240
Total	11,283	8,247

      Refer to Note 31 for details of related party transactions.

14.  UNEARNED INCOME

a.     Current portion of unearned income

	2016	2015
Prepaid pulse reload vouchers	4,959	3,630
Telecommunication tower leases	199	165
Other telecommunications services	189	96
Others	216	469
Total	5,563	4,360

b.    Non-current portion of unearned income

	2016	2015
Other telecommunications services	256	289
Indefeasible Right of Use	169	82
Total	425	371

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

15.  SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS

a.     Short-term bank loans

		2016		2015
		Outstanding		Outstanding
Lenders	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Related parties
BNI	Rp	-	143	-	25
Sub-total			143		25
Third parties
UOB	Rp	-	269	-	200
Bank CIMB Niaga	Rp	-	143	-	152
PT Bank DBS Indonesia	Rp	-	95	-	-
SCB	Rp	-	90	-	39
PT Bank Danamon Indonesia, Tbk (“Danamon”)	Rp	-	60	-	80
Others	Rp	-	111	-	106
Sub-total			768		577
Total			911		602

Other significant information relating to short-term bank loans as of December 31, 2016 is as follows:

	Borrower	Currency	Totalfacility (in billions)	Maturity date		Interestpayment period	Interestrate per annum	Security
UOB
November 22, 2013	Infomedia	Rp	200	November 22, 2017		Monthly	11.5%-12%	Trade receivables(Note 5)
December 20, 2016	Finnet	Rp	300	December 21, 2018		Monthly	1 month JIBOR+2.25%	None
Bank CIMB Niaga
April 28, 2013[a]	GSD	Rp	85	January1, 2017	[f]	Monthly	10.9%-11.5%	Trade receivables (Note 5) and property andequipment (Note 9)
October 29, 2014	Infomedia Solusi Humanika[d]	Rp	50	January 18, 2017		Monthly	10.00%	Trade receivables (Note 5)
December14, 2015[b]	Balebat[c]	Rp	17	July 30, 2017		Monthly	13.00%	Trade receivables (Note 5),inventories (Note 6) and property and equipment (Note 9)
BNI
October 31, 2016	Telkom Infra	Rp	44	October 31, 2017		Monthly	1 month JIBOR+3.35%	Trade receivables (Note 5)
December 31, 2016	Telkom Infra	Rp	101	November 30, 2017		Monthly	1 month JIBOR+3.35%	Trade receivables (Note 5)
PT. Bank DBS Indonesia
April 12, 2016	Sigma[e]	USD	0.02	July 31, 2017		Semi-annually	3.25% (USD) / 10.75% (IDR)	Trade receivables (Note 5)
SCB
June26, 2015	GSD	Rp	91	December 30, 2016[f]		Monthly	10.50%	None
Danamon
December 15, 2016	Infomedia	Rp	60	December 15, 2017		Monthly	8.75%	Trade receivables (Note 5)

The credit facilities were obtained by the Company’s subsidiaries for working capital purposes.

a   Based on the latest amendment datedNovember 11, 2014.

b   Based on the latest amendment datedDecember 14, 2015.

c    MD Media’s subsidiary.

d    Infomedia’s subsidiary.

eFacility in USD. Withdrawal can be executed in USD and IDR.

fUnsettled loan will be automatically extended.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

15.   SHORT-TERM BANK LOANSAND CURRENT MATURITIES OF LONG-TERM BORROWINGS (continued)

b.    Current maturities of long-term borrowings

	Notes	2016	2015
Two-step loans	16a	225	224
Bonds and notes	16b	1	49
Bank loans	16c	3,637	2,928
Obligations under finance leases	9c.xii	658	641
Total		4,521	3,842

16.  LONG-TERM LOANS AND OTHER BORROWINGS

	Notes	2016	2015
Two-step loans	16a	1,067	1,296
Bonds and notes	16b	9,322	9,499
Bank loans	16c	11,929	15,434
Other borrowings	16d	697	-
Obligations under finance leases	9c.xii	3,352	3,939
Total		26,367	30,168

Scheduled principal payments as of December 31, 2016 are as follows:

			Year
	Notes	Total	2018	2019	2020	2021	Thereafter
Two-step loans	16a	1,067	201	182	183	166	335
Bonds and notes	16b	9,322	0	220	2,115	0	6,987
Bank loans	16c	11,929	4,675	2,313	2,219	1,110	1,612
Other borrowings	16d	697	53	107	107	107	323
Obligations under finance leases	9c.xii	3,352	626	605	613	634	874
Total		26,367	5,555	3,427	5,237	2,017	10,131

a.     Two-step loans

Two-step loans are unsecured loans obtained by the Government from overseas banks which are then re-loaned to the Company. Loans obtained up to July 1994 are payable in rupiah based on the exchange rate at the date of drawdown. Loans obtained after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

		2016		2015
		Outstanding		Outstanding
Lenders	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Overseas banks	Yen	6,143	707	6,911	792
	US$	22	295	26	363
	Rp	-	290	-	365
Total			1,292		1,520
Current maturities (Note 15b)			(225)		(224)
Long-term portion			1,067		1,296

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

16.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

a.   Two-step loans (continued)

Lenders	Currency	Principal payment schedule	Interest payment period	Interest rate per annum
Overseas banks	Yen	Semi-annually	Semi-annually	2.95%
	US$	Semi-annually	Semi-annually	3.85%
	Rp	Semi-annually	Semi-annually	8.25%

The loans were intended for the development of telecommunications infrastructure and supporting telecommunications equipment. The loans will be settled semi-annually and due on various dates through 2024.

The Company had used all facilities under the two-step loans program since 2008.

Under the loan covenants, the Company is required to maintain financial ratios as follows:

a.   Projected net revenue to projected debt service ratio should exceed 1.2:1 for the two-step loans originating from Asian Development Bank (“ADB”).

b.   Internal financing (earnings before depreciation and finance costs) should exceed 20% compared to annual average capital expenditures for loans originating from the ADB.

As of December 31, 2016, the Company has complied with the above-mentioned ratios.

b.  Bonds and notes

		2016		2015
		Outstanding		Outstanding
Bonds and notes	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Bonds
2010
Series B	Rp	-	1,995	-	1,995
2015
Series A	Rp	-	2,200	-	2,200
Series B	Rp	-	2,100	-	2,100
Series C	Rp	-	1,200	-	1,200
Series D	Rp	-	1,500	-	1,500
Medium Term Notes (“MTN”)
GSD
Series A	Rp	-	220	-	220
Series B	Rp	-	120	-	120
Finnet
MTN I	Rp	-	-	-	200
Promissory notes
PT Huawei	US$	-	-	1	14
PT ZTE Indonesia (“ZTE”)	US$	0	1	1	14
Total			9,336		9,563
Unamortized debt issuance cost			(13)		(15)
Total			9,323		9,548
Current maturities (Note 15b)			(1)		(49)
Long-term portion			9,322		9,499

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

16.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b.   Bonds and notes (continued)

                 i.   Bonds

2010

Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series B	1,995	The Company	IDX	June 25, 2010	July 6, 2020	Quarterly	10.20%

The bonds are secured by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 9c.ix). The underwriters of the bonds are PT Bahana Securities (“Bahana”), PT Danareksa Sekuritas, and PT Mandiri Sekuritas and the trustee is Bank CIMB Niaga.

The Company received the proceeds from the issuance of bonds on July 6, 2010.

The funds received from the public offering of bonds net of issuance costs, were used to finance capital expenditures which consisted of wave broadband (bandwidth, softswitching, datacom, information technology and others) and infrastructure (backbone, metro network, regional metro junction, internet protocol, and satellite system) and to optimize legacy and supporting facilities (fixed wireline and wireless).

As ofDecember 31, 2016, the rating of the bonds issued by PT Pemeringkat Efek Indonesia (Pefindo) is idAAA (stable outlook).

Based on the indenture trusts agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

1.      Debt to equity ratio should not exceed 2:1

2.      EBITDA to finance costs ratio should not be less than 5:1

3.      Debt service coverage is at least 125%

As of December 31, 2016, the Company has complied with the above-mentioned ratios.

2015

Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series A	2,200	The Company	IDX	June 23, 2015	June23, 2022	Quarterly	9.93%
Series B	2,100	The Company	IDX	June 23, 2015	June23, 2025	Quarterly	10.25%
Series C	1,200	The Company	IDX	June 23, 2015	June23, 2030	Quarterly	10.60%
Series D	1,500	The Company	IDX	June 23, 2015	June23, 2045	Quarterly	11.00%
Total	7,000

The bonds are secured by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 9c.ix). The underwriters of the bonds are Bahana, PT Danareksa Sekuritas, PT Mandiri Sekuritas, and PT Trimegah Sekuritas and the trustee is Bank Permata.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

16.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b.   Bonds and notes (continued)

              i.    Bonds (continued)

The Company received the proceeds from the issuance of bonds on June 23, 2015.

The funds received from the public offering of bonds net of issuance costs, were used to finance capital expenditures which consisted of wave broadband, backbone, metro network, regional metro junction, information technology application and support, and merger and acquisition of some domestic and international entities.

As of December 31, 2016, Corporate bond ratings provided by (Pefindo) is idAAA (stable outlook).

Based on the indenture trusts agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

1.     Debt to equity ratio should not exceed 2:1

2.     EBITDA to finance costs ratio should not be less than 4:1

3.     Debt service coverage is at least 125%

As of December 31, 2016, the Company has complied with the above-mentioned ratios.

             ii.    MTN

GSD

Notes	Currency	Principal	Issuance date	Maturitydate	Interest payment period	Interest rate per annum
Series A	Rp	220	November 14, 2014	November 14, 2019	Semi-annually	11%
Series B	Rp	120	March 6, 2015	March 6, 2020	Semi-annually	11%
Total		340

Based on Agreement of Issuance and Appointment of Monitoring and Insurance Agents of Medium Term Notes (MTN) PT Graha Sarana Duta Year 2014 dated November 13, 2014 as covered by notarial deed No. 30 of Arry Supratno, S.H., GSD will issue MTN with the principle amount up to Rp500 billion in series.

PT Mandiri Sekuritas act as the Arranger, Bank Mandiri as the Monitoring and Insurance Agent, and PT Kustodian Sentral Efek Indonesia (“KSEI”) as the payment agent and custodian. The funds obtained from MTN are used for investment projects.

Trade receivables, inventories, land and building related with investment development funded by MTN that are owned or will be owned by GSD, have been pledged as collateral for MTN (Notes 5,6, and 9c.ix)

Under to the agreement, GSD is required to comply with all covenants or restriction including maintaining financial ratios as follows :

1.     Debt to equity ratio should not exceed 6.5:1

2.     EBITDA to interest ratio should not be less than 1.2:1

3.     Minimum current ratio is 120%

4.     Maximum leverage ratio is 450%

As ofDecember 31, 2016, GSD has complied with the above-mentioned ratios.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

16.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b.   Bonds and notes (continued)

              ii.     MTN (continued)

         Finnet

Notes	Currency	Principal	Issuance date	Maturitydate	Interest payment period	Interest rate per annum
MTN I Finnet year 2015	Rp	200	July 1, 2015	July 1, 2022	Quarterly	11%

Based on Agreement of Debt Acknowledgement of Medium Term Notes (MTN) I Finnet Year 2015 as covered by notarial deed No. 47 dated June 30, 2015 of Utiek R. Abdurachman, S.H., MLI., MKn., Finnet will issue MTN through private placement with the principalamountingto Rp200 billion.

PT BNI Asset Management acts as the arranger, Bank Mega as the trustee and KSEI as the payment agent and custodian.

The funds obtained from MTN are used for Finnet’s working capital related to Retail National Channel Bank project as Telkomsel’s billing payment aggregator.

The rating of the MTN issued by PT Fitch Rating Indonesia is A (ind). The MTN is not secured by any specific collateral. The MTN are secured by all of Finnet’s assets, movable or non-movable either existing or in the future.

Under the agreement, Finnet is required to comply with all covenants or restrictions, including maintaining financial ratios as follows :

1.     Debt to equity ratio should not exceed3.5:1

2.     EBITDA to interest ratio should not be less than2.5:1

In 2016, Finnet has made early payments on MTN amounting to Rp200 billion through refinancing of UOB with the term of the agreement for 2 year.

                iii.  Promissory Notes

Supplier	Currency	Principal*	Issuance date	Principal payment schedule	Interest payment period	Interest rate per annum
PT Huawei[a]	US$	0.2	April 30, 2013	-	Semi-annually	6 months LIBOR+1.5%
ZTE	US$	0.1	August 20, 2009[b]	February 4, 2017	Semi-annually	6 months LIBOR+1.5%s

   *In original currency

    aHas been fully paid on July 30, 2016

bBased on the latest amendment on August 15, 2011

Based on Agreement of Frame Supply and Deferred Payment Arrangement between the Company,ZTE and PT Huawei, the promissory notes issued by the Company to ZTE and PT Huawei are vendor financing facilities with no collateral covering 85% of Hand-over Report (Berita Acara Serah Terima) projects with ZTE and PT Huawei.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

16.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.   Bank loans

		2016		2015
		Outstanding		Outstanding
Lenders	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Related parties
BNI	Rp	-	3,222	-	3,430
BRI	Rp	-	1,871	-	1,806
Bank Mandiri	Rp	-	1,232	-	2,191
Sub-total			6,325		7,427
Third parties
Syndication of banks	Rp	-	3,650	-	4,900
The Bank of Tokyo-Mitsubishi-UFJ, Ltd.	Rp	-	2,361	-	2,370
	US$	-	-	75	1,035
Bank CIMB Niaga	Rp	-	1,162	-	770
PT Bank Sumitomo Mitsui Indonesia	Rp	-	647	-	370
UOB	Rp	-	500	-	-
United Overseas Bank Limited (“UOB Singapore”)	US$	36	484	-	-
PT Bank ANZ Indonesia	Rp	-	240	-	90
	US$	-	-	75	1,035
Japan Bank for International Cooperation (“JBIC”)	US$	16	211	22	303
PT Bank Central Asia Tbk (“BCA”)	Rp	-	-	-	111
ABN Amro Bank N.V., Hong Kong (“AAB Hong Kong”)	US$	-	-	0	0
Others	Rp	-	37	-	19
Sub-total			9,292		11,003
Total			15,617		18,430
Unamortized debt issuance cost			(51)		(68)
			15,566		18,362
Current maturities (Note 15b)			(3,637)		(2,928)
Long-term portion			11,929		15,434

Other significant information relating to bank loans as of December 31, 2016 is as follows:

	Borrower	Currency	Total facility*	Current period payment	Principal payment schedule	Interest payment period	Interest rate per annum	Security
Syndication of banks
December 19, 2012 (BNI, BRI and Bank Mandiri)[a]	Dayamitra	Rp	2,500	1,000	Semi-annually (2014-2020)	Quarterly	3 months JIBOR+3.00%	Trade receivables (Note 5) and property and equipment (Note 9)
March13, 2015 (BNI and BCA) a&[h]	The Company	Rp	2,900	242	Semi-annually (2016-2022)	Quarterly	3 months JIBOR+2.5%	All assets
March13, 2015 (BNI and BCA) a&[h]	GSD	Rp	100	8	Semi-annually (2016-2022)	Quarterly	3 months JIBOR+2.5%	All assets
BNI
March 13, 2013a&c	Sigma	Rp	1,400	91	Monthly (2016-2020)	Monthly	1 months JIBOR+3.35%	Trade receivables (Note 5) and property and equipment (Note 9)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

16.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.     Bank loans (continued)

	Borrower	Currency	Total facility*	Current period payment	Principal payment schedule	Interest payment period	Interest rate per annum	Security
BNI (continued)
November 20, 2013	The Company	Rp	1,500	375	Semi-annually (2015-2018)	Quarterly	3 months JIBOR+2.65%	None
January 10, 2014 a&[c]	Sigma	Rp	247	38	Monthly (2016-2022)	Monthly	1 month JIBOR+3.35%	Tradereceivables (Note 5) and property and equipment(Note 9)
July 21, 2014 [a]	Metra	Rp	40	13	Semi-annually (2015-2017)	Monthly	10.00%	Tradereceivables (Note 5) and property and equipment(Note 9)
November 3, 2014 a&[g]	TelkomInfratel	Rp	450	131	Quarterly (2015-2018)	Monthly	1 month JIBOR+3.35%	Tradereceivables (Note 5)
April 8, 2015 [a]	Telkomsel	Rp	1,000	667	April 14, 2018	Quarterly	3 months JIBOR+1.95%	None
June 10, 2015 [a]	Metra	Rp	44	15	Semi-annually (2015-2017)	Monthly	10.00%	Tradereceivables(Note 5) and property and Equipment(Note 9)
October 12, 2015[a]	Telkom Akses	Rp	1,400	151	Semi-annually (2016-2019)	Quarterly	3 months JIBOR+2.9%	Tradereceivables (Note 5), inventories (Note 6), and property and equipment (Note 9)
October 31, 2016	Telkom Infra	Rp	59	-	Quartely (2017-2019)	Monthly	1 month JIBOR+3.35%	Trade receivables (Note 5)
June 27, 2013	NSI	Rp	4	0	Monthly (2014-2023)	Monthly	11%	Property and equipment (Note 9)
March 17, 2014	NSI	Rp	0.7	0	Monthly (2014-2023)	Monthly	12.25%	Property and equipment (Note 9)
June 27, 2014	NSI	Rp	2.5	0	Monthly (2014-2023)	Monthly	13.5%	Property and equipment (Note 9)
The Bank of Tokyo –Mitsubishi UFJ, Ltd.
October 9, 2014	Dayamitra	Rp	600	120	Quarterly (2016-2019)	Quarterly	3 months JIBOR+2.4%	Trade receivables (Note 5) and property and equipment(Note 9)
March13, 2015a&[h]	Metra	Rp	400	12	Quarterly (2016-2020)	Quarterly	3 months JIBOR+2.15%	None
March 13, 2015a&[h]	Infomedia	Rp	250	5	Quarterly (2016-2020)	Quarterly	3 months JIBOR+2.15%	None
April 8, 2015[a]	Telkomsel	Rp	1,000	667	April 14, 2018	Quarterly	3 months JIBOR+1.95%	None
April 8, 2015[a]	Telkomsel	US$	0.075	0.075	April 14, 2018	Quarterly	3 months LIBOR+1.2%	None

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

16.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.    Bank loans (continued)

	Borrower	Currency	Total facility*	Current period payment	Principal payment schedule	Interest payment period	Interest rate per annum	Security
The Bank of Tokyo –Mitsubishi UFJ, Ltd. (continued)
November 2, 2015	Dayamitra	Rp	400	-	Quarterly (2017-2020)	Quarterly	3 month JIBOR+2.6%	Tradereceivables (Note 5) and property and equipment (Note 9)
March 13, 2015 a&h	Dayamitra	Rp	100	3	Quarterly (2016-2020)	Quarterly	3 month JIBOR+2.15%	None
October 3, 2016	Dayamitra	Rp	500	-	Semi-annually (2019-2024)	Quarterly	3 month JIBOR+2.25%	Property and equipment (Note 9)
BRI
July 20, 2011[a]	Dayamitra	Rp	1,000	220	Semi-annually (2013-2017)	Quarterly	3 months JIBOR+1.40% and 3 monthsJIBOR+3.50%	Property and equipment (Note 9)
October 30, 2013	GSD	Rp	70	8	Monthly (2014-2021)	Monthly	10.00%	Trade receivables (Note 5), property and equipment (Note 9) and lease agreement
October 30, 2013	GSD	Rp	34	45	Monthly (2014-2021)	Monthly	10.00%	Trade receivables (Note 5), property and equipment (Note 9) and lease agreement
November 20, 2013	The Company	Rp	1,500	375	Semi-annually (2015-2018)	Quarterly	3 months JIBOR+2.65%	None
December 18, 2015	Dayamitra	Rp	800	-	Semi-annualy (2017-2020)	Quarterly	3 months JIBOR+2.70%	Property and equipment (Note 9)
Bank Mandiri
November 20, 2013	The Company	Rp	1,500	375	Semi-annually (2015-2018)	Quarterly	3 months JIBOR+2.65%	None
August 11, 2014	Graha YasaSelaras	Rp	71	4	Monthly (2016-2021)	Monthly	3 months JIBOR+3.25%	Property and equipment (Note 9)
August 11, 2014	Graha Yasa Selaras	Rp	71	2	Monthly (2016-2021)	Monthly	3 months JIBOR+3.25%	Property and equipment (Note 9)
April 8, 2015 [a]	Telkomsel	Rp	1,000	667	April 14, 2018	Quarterly	3 months JIBOR+1.95%	None
September 27, 2016	Patrakom	Rp	70	-	Quarterly (2017-2019)	Monthly	9.5%	Trade receivables(Note 5) and property andequipment (Note 9)
Bank CIMB Niaga
March 31, 2011	GSD	Rp	24	3	Monthly (2011-2020)	Monthly	9.75%	Property and equipment (Note 9) and lease agreement
March 31, 2011	GSD	Rp	13	2	Monthly (2011-2019)	Monthly	9.75%	Property and equipment (Note 9) and lease agreement
September 9, 2011	GSD	Rp	41	4	Monthly (2011-2021)	Monthly	9.75%	Property and equipment (Note 9) and leaseagreement

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

16.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.   Bank loans (continued)

	Borrower	Currency	Totalfacility*	Current period payment	Principal payment schedule	Interest payment period	Interest rate per annum	Security
Bank CIMB Niaga (continued)
September 20, 2012[a]	TLT	Rp	1,150	-	Monthly (2015-2030)	Quarterly	3 Months JIBOR +3.45%	Property and equipment (Note 9)
September 20, 2012[a]	TLT	Rp	118	-	Monthly (2015-2030)	Monthly	9.00%	Property and equipment (Note9)
August 26, 2013[d]	Balebat[f]	Rp	3.5	1	Monthly (2013-2018)	Monthly	13%	Trade receivables (Note 5), inventories (Note 6) and property and equipment (Note 9)
PT Bank Sumitomo Mitsui Indonesia
March 13, 2015 a&[h]	Metra	Rp	400	12	Quarterly (2016-2020)	Quarterly	3 months JIBOR+2.15%	None
March 13, 2015a&[h]	Infomedia	Rp	250	5	Quarterly (2016-2020)	Quarterly	3 months JIBOR+2.15%	None
March 13, 2015a&h	Dayamitra	Rp	100	3	Quartely (2016-2020)	Quarterly	3 months JIBOR+2.15%	None
UOB
September 22, 2016	Dayamitra	Rp	500	-	Semi-annually (2018-2024)	Quarterly	3 months JIBOR+2.2%	Property and equipment (Note 9)
UOB Singapore
September 9, 2016	TII	USD	0.06	-	Semi-annually (2019-2022)	Quarterly	3 months LIBOR+1.5%	None
Bank ANZ Indonesia
March 13, 2015 a&h	GSD	Rp	249.5	-	June 13, 2020	Quarterly	3 months JIBOR+2.00%	None
April 8, 2015 [a]	Telkomsel	US$	0.075	0.075	April 14, 2018	Quarterly	3 months LIBOR+1.20%	None
JBIC
March 28, 2013a&[e]	The Company	US$	0.03	0.006	Semi-annually (2014-2019)	Semi-annually	2.18% and 6 months LIBOR+1.20%	None
BCA
July 9, 2009[b] and July 5, 2010[b]	Telkomsel	Rp	4,000	111	Semi-annually (2009-2016)	Quarterly	3 months JIBOR+1.00%	None

        The credit facilities were obtained by the Group for working capital purposes.

         *In original currency

a    As stated in the agreements, the Group is required to comply with all covenants or restrictions such as dividend distribution, obtaining new loans, and maintaining financial ratios. As of December 31, 2016, the Group has complied with all covenants or restrictions, except for certain loans. As of December 31, 2016, the Group has been granted waivers from creditors where payment is no longer required as a consequence of breaching the agreements.

b    Telkomsel has no collateral for its bank loans, or other credit facilities. The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of covenants and negative covenants as well as financial and other covenants, which include, among other things, certain restrictions on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with its obligation under the facility. The terms of the relevantagreements also contain default and cross default clauses. As of December 31, 2016 Telkomsel has complied with the above covenants.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

16.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.     Bank loans (continued)

c    Based on the latest amendment on January 12, 2015.

d   Based on the latest amendment on September 22, 2014.

e    In connection with the agreement with NEC Corporation Consortium and TE SubCom, the Company entered into a loan agreement with JBIC, for the procurement of goods and services from NEC Corporation Consortium and TE SubCom for the Southeast Asia Japan Cable System project. The facilities consist of facilities A and B amounting to US$18.8 million and US$12.5 million, respectively.

f   MD Media’s subsidiary.

g   Based on the latest amendment on July 13, 2015.

h   On March13, 2015, the Company, GSD, Metra and Infomedia entered into several credit facilities agreements withPT Bank Sumitomo Mitsui Indonesia, The Bank of Tokyo - Mitsubishi UFJ, Ltd., PT Bank ANZ Indonesia and syndication of banks (BCA and BNI) amounting to Rp750 billion, Rp750 billion, Rp500 billion, and Rp3,000 billion, respectively. As of December 31, 2016 the unused facilities for PT Bank Sumitomo Mitsui Indonesia, The Bank of Tokyo – Mitsubishi UFJ, Ltd., PT Bank ANZ Indonesia amounted to Rp82.5 billion, Rp82.5 billion and Rp250.5billion, respectively.

i     Based on the latest amendment on November 14, 2016.

d.    Other borrowing

	Borrower	Currency	Total facility (in billions)	Current period payment (in billions)	Principal payment schedule	Interest payment period	Interest rate per annum	Security
PT Sarana Mukti Infrastruktur
October 12, 2016	DMT	Rp	700	-	Semi-annually (2017-2025)	Quarterly	3 months JIBOR+2.20%	Property and equipment (Note 9)

Under the agreement, DMT is required to comply with all covenants or restrictions, including maintaining financial ratios as follows :

1.   Debt to equity ratio should not exceed 5:1

2.   Net debtto EBITDA ratio should not exceed 4:1

3.   Minimal Debt service coverageis 100%

As of December 31, 2016, DMT has complied with the above-mentioned ratios.

17.  NON-CONTROLLING INTERESTS

      The details of non-controlling interests are as follows:

	2016	2015
Non-controlling interests in net assets of subsidiaries:
Telkomsel	20,778	18,024
GSD	141	137
Metra	208	95
TII	33	36
Total	21,160	18,292

	2016	2015
Non-controlling interests in netcomprehensiveincome (loss) of subsidiaries:
Telkomsel	9,790	7,818
Metra	(40)	(5)
TII	(3)	(2)
GSD	(5)	7
Total	9,742	7,818

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

17.  NON-CONTROLLING INTERESTS (continued)

Material partly-owned subsidiary

As of December 31, 2016 and 2015, the non-controlling interest holds 35% ownership interest in Telkomsel (Note 1d) which is considered material to the company (Note 1d).

The summarized financial information of Telkomsel below is provided based on amounts before elimination of inter-company balances and transactions.

      Summarized statements of financial position

	2016	2015
Current assets	28,818	25,660
Non-current assets	60,963	58,426
Current liabilities	(21,891)	(20,020)
Non-current liabilities	(8,520)	(12,565)
Total equity	59,370	51,501
Attributable to:
Equity holders of parent company	38,592	33,477
Non-controlling interest	20,778	18,024

      Summarized statements of profit or loss and other comprehensive income

	2016	2015
Revenues	86,725	76,055
Operating expenses	(49,751)	(46,429)
Other income	483	105
Profit before income tax	37,457	29,731
Income tax expense - net	(9,263)	(7,363)
Profit for the year from continuing operations	28,194	22,368
Other comprehensive income (expenses) - net	(222)	(29)
Net comprehensive income for the year	27,972	22,339
Attributable to non-controlling interest	9,790	7,818
Dividend paid to non-controlling interest	7,036	7,810

      Summarized statements of cash flows

	2016	2015
Operating activities	42,827	36,130
Investing activities	(12,794)	(12,951)
Financing activities	(24,132)	(19,456)
Net increase in cash and cash equivalents	5,901	3,723

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

18.CAPITAL STOCK

	2016
Description	Number of shares	Percentage of ownership	Total paid-up capital
Series A Dwiwarna share Government	1	0	0
Series B shares Government	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	7,000,589,980	7.07	350
Commissioners (Note 1b):
Hendri Saparini	414,157	0	0
Dolfie Othniel Fredric Palit	372,741	0	0
Hadiyanto	875,297	0	0
Directors (Note 1b):
Alex Janangkih Sinaga	920,349	0	0
Indra Utoyo	1,972,644	0	0
Honesti Basyir	1,945,644	0	0
Herdy Rosadi Harman	828,012	0	0
Abdus Somad Arief	828,314	0	0
Dian Rachmawan	888,854	0	0
Public (individually less than 5%)	40,450,227,048	40.84	2,023
Total	99,062,216,600	100.00	4,953
Treasury stock (Note 20)	1,737,779,800	0	87
Total	100,799,996,400	100.00	5,040

	2015
Description	Number of shares	Percentage of ownership	Total paid-up capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.55	2,580
The Bank of New York Mellon Corporation*	8,161,361,980	8.31	408
Commissioners (Note 1b):
Hendri Saparini	18,982	0	0
Dolfie Othniel Fredric Palit	17,084	0	0
Hadiyanto	519,640	0	0
Parikesit Suprapto	502,555	0	0
Directors (Note 1b):
Alex Janangkih Sinaga	42,723	0	0
Heri Sunaryadi	37,965	0	0
Indra Utoyo	1,182,295	0	0
Muhammad Awaluddin	1,154,755	0	0
Honesti Basyir	1,155,295	0	0
Herdy Rosadi Harman	37,663	0	0
Abdus Somad Arief	37,965	0	0
Dian Rachmawan	98,505	0	0
Public (individually less than 5%)	38,429,695,633	39.14	1,922

Total	98,198,216,600	100.00	4,910
Treasury stock (Note 20)	2,601,779,800	-	130

Total	100,799,996,400	100.00	5,040

*  The Bank of New York Mellon Corporation serves as the Depositary of the registered ADS holders for the Company’s ADSs.

The Company issued only 1 Series A Dwiwarna share which is held by the Government and cannot be transferred to any party, and has a veto in the General Meeting of Stockholders of the Companywith respect to election and removal from the Boards of Commissioners and Directors, issuance of new shares, and amendments of the Company’s Articles of Association.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

19.  ADDITIONAL PAID-IN CAPITAL

	2016	2015
Proceeds from sale of 933,333,000 shares in excess of par valuethrough IPO in 1995	1,446	1,446
Excess of value over cost of selling 215,000,000 shares under thetreasury stock plan phase II (Note 20)	576	576
Excess of value over cost of selling 211,290,500 shares under thetreasury stock plan phase I (Note 20)	544	544
Difference in value arising from restructuring transactions between entities under common control	478	478
Excess of value over cost of treasury stock transferred toemployee stock ownership program (Note 20)	228	228
Excess of value over cost of selling 22,363,000 shares under thetreasury stock plan phase III (Note 20)	36	36
Excess of value over cost of selling 864,000,000 shares under thetreasury stock plan phase IV (Note 20)	1,996		-
Capitalization into 746,666,640 Series B shares in 1999	(373)	(373)
Net	4,931	2,935

Difference in value arising from restructuring and other transactions of entities under common control amounting Rp478 billion arose from the early termination of the Company’s exclusive rights to provide local and inter-local fixed line telecommunication services, for which the Company is required by the Government to use the funds received from this compensation for the development of telecommunication infrastructure. As of December 31, 2016 and2015, the accumulated development of the related infrastructure amounting to Rp537 billion, respectively.

20.  TREASURY STOCK

			Maximum Purchase
Phase	Basis	Period	Number of Shares	Amount
I	EGM	December 21, 2005 - June20, 2007	1,007,999,964	Rp5,250
II	AGM	June 29, 2007 - December 28, 2008	215,000,000	Rp2,000
III	AGM	June 20, 2008 - December 20, 2009	339,443,313	Rp3,000
-	BAPEPAM - LK	October 13, 2008 - January 12, 2009	4,031,999,856	Rp3,000
IV	AGM	May 19, 2011 - November 20, 2012	645,161,290	Rp5,000

Movements in treasury stock as a result of the repurchase of shares are as follows:

	2016			2015
	Number of shares	%	Rp	Number of shares	%	Rp
Beginning balance	2,601,779,800	2.58	3,804	2,624,142,800	2.60	3,836
Sale of treasury stock	(864,000,000)	(0.86)	(1,263)	(22,363,000)	(0.02)	(32)
Ending balance	1,737,779,800	1.72	2,541	2,601,779,800	2.58	3,804

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

20.  TREASURY STOCK (continued)

Pursuant to the AGM of Stockholders of the Company held on June 11, 2010, the stockholders approved the change in the Company’s plan for treasury stock phases I, II, and III to become:(i) for reissuance inside or outside stock exchange, (ii) for retirement of the stock by deducting from equity, (iii) for equity stock conversion and (iv) for funding purposes.

Pursuant to the AGM of Stockholders of the Company held on May 19, 2011, the stockholders approved to execute the repurchase plan for treasury stock phase IV.

In 2012, the Company bought back 237,270,500 shares (equivalent to 1,186,352,500 shares after stock split) from the public (part of stock repurchase program phase IV) for Rp1,744 billion.

In the AGM on April 19, 2013, the Company's stockholders approved the change to the plan for the treasury stock phase III, which was decided to be used for the implementation of the Employee Stock Ownership Program (“ESOP”) for the year 2013.

On July 30, 2013, the Company resold 211,290,500 shares (equivalent to 1,056,452,500 shares after stock split) of treasury stock phase I with fair value amounting to Rp2,368 billion (net of related costs to sell the shares). The excess amounting to Rp544 billion in value of the treasury shares sold over their acquisition cost was recorded as additional paid-in capital(Note 19).

On June 13, 2014, the Company resold 215,000,000 shares (equivalent to 1,075,000,000 shares after stock split)of treasury stock phase II with fair value amounting to Rp2,541 billion(net of related coststo sell the shares). The excess amounting to Rp576 billion in value of the treasury stock sold over their acquisition cost was recorded as additional paid-in capital (Note 19).

On December 21, 2015, the Company resold 4,472,600 shares (equivalent to 22,363,000 shares after stock split) of treasury stock phase III with fair value amounting to Rp68 billion (net of related costs to sell the shares). The excess amounting to Rp36 billion in value of the treasury stock sold over their acquisition cost was recorded as additional paid-in capital (Note 19).

On June 29, 2016, the Company resold 172,800,000 shares (equivalent to 864,000,000 shares after stock split) of treasury stock phase IV with fair value of Rp3,259 billion (net of related costs to sell the shares). The excess amounting to Rp1,996billion in value of the treasury stock sold over their acquisition cost was recorded as additional paid-in capital (Note 19).

21.  OTHER EQUITY

	2016	2015
Effect of change in equity of associated companies	386	386
Unrealized holding gain on available-for-sale securities	38	38
Transalation adjustment	503	543
Difference due to acquisition of non controlling interests in subsidiaries	(637)	(508)
Other equity components	49	49
Total	339	508

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

22.  REVENUES

	2016	2015
Telephone revenues
Cellular
Usage charges	38,238	36,853
Monthly subscription charges	259	432
	38,497	37,285
Fixed lines
Usage charges	3,847	4,635
Monthly subscription charges	3,311	2,821
Call center	290	275
Others	94	102
	7,542	7,833
Total telephone revenues	46,039	45,118
Interconnection revenues	4,151	4,290
Data, internet, and information technology service revenues
Celullar internet and data	28,308	19,665
Short Messaging Services (“SMS”)	15,980	15,132
Internet, data communication and information technology services	13,073	12,307
Pay TV	1,546	581
Others	64	135
Total data, internet, and information technology service revenues	58,971	47,820
Network revenues	1,444	1,231
Other revenues
Sales of handset	1,490	1,516
Telecommunication tower leases	733	721
Call center service	678	668
E-payment	424	126
E-health	415	192
CPE and terminal	192	221
Others	1,796	567
Total other revenues	5,728	4,011
Total revenues	116,333	102,470

The detail of net revenues received by the Group from agency relationships for the years ended December 31, 2016 and 2015 are as follows:

	2016	2015
Gross revenues	29,319	20,414
Compensation to value added service providers	(1,011)	(749)
Net revenues	28,308	19,665

      Refer to Note 31 for details of related party transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

23.  PERSONNEL EXPENSES

      The breakdown of personnel expenses is as follows:

	2016	2015
Salaries and related benefits	7,122	5,684
Vacation pay, incentives and other benefits	4,219	4,575
Pension benefit cost (Note 29)	1,068	432
Early retirement program	628	683
Long Service Awards (“LSA”) expense (Note 30)	237	152
Net periodic post-employment health care benefit cost (Note 29)	163	216
Other employee benefit cost (Note 29)	82	53
Other post-employment benefit cost (Note 29)	48	47
Others	45	32
Total	13,612	11,874

Refer to Note 31 for details of related party transactions.

24.  OPERATION, MAINTENANCE AND TELECOMMUNICATION SERVICE EXPENSES

The breakdown of operation, maintenance and telecommunication service expenses is as follows:

	2016	2015
Operation and maintenance	17,047	15,129
Radio frequency usage charges (Notes 34c.i and 34c.ii)	3,687	3,626
Concession fees and USO charges	2,217	2,230
Leased lines and CPE	2,578	1,913
Cost of IT services	1,563	882
Cost of handset sold (Note 6)	1,481	1,493
Electricity, gas and water	960	1,014
Cost of SIM cards and vouchers (Note 6)	624	444
Vehicles rental and supporting facilities	367	296
Tower leases	322	646
Insurance	256	312
Others	161	131
Total	31,263	28,116

      Refer to Note 31 for details of related party transactions.

25. GENERAL AND ADMINISTRATIVE EXPENSES

      The breakdown of general and administrative expenses is as follows:

	2016	2015
General expenses	1,626	1,032
Provision for impairment of receivables (Note 5d)	743	1,010
Professional fees	594	424
Travelling	436	347
Training, education and recruitment	399	393
Meeting	207	163
Collection expenses	152	368
Social contribution	134	116
Others	319	351
Total	4,610	4,204

      Refer to Note 31 for details of related party transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

26.  TAXATION

a.   Claims for tax refund

	2016	2015
The Company
Value Added Tax (“VAT”) (Note 26e.i)	335	298
Corporate income tax	473	479
Subsidiaries
Corporate income tax	66	290
VAT	1,146	12
Income tax
Article 23 - Withholding tax on services	-	0
Total claims for tax refund	2,020	1,079
Current portion	(592)	(66)
Non-currentportion	1,428	1,013

b.   Prepaid taxes

	2016	2015
The Company
Income tax
Article 19 - Revaluation of fixed assets (Note 26f)	538	750
VAT	1,075	350
Subsidiaries
Corporate income tax	62	16
VAT	1,639	1,596
Income tax
Article 23 - Withholding tax on services	52	20
Total prepaid taxes	3,366	2,732
Current portion	(2,138)	(2,672)
Non-currentportion	1,228	60

c.   Taxes payable

	2016	2015
The Company
Income taxes
Article 4 (2) - Final tax	29	37
Article 21 - Individual income tax	141	51
Article 22- Withholding tax on goods delivery and imports	2	2
Article 23- Withholding tax on services	42	23
Article 25- Installment of corporate income tax	-	17
Article 26- Withholding tax on non-resident income	136	2
VAT
VAT - Tax collector	297	396
	647	528

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

26.  TAXATION (continued)

c.     Taxes payable (continued)

	2016	2015
Subsidiaries
Income taxes
Article 4 (2) - Final tax	63	54
Article 21- Individual income tax	121	113
Article 22- Withholding tax on goods delivery and imports	2	1
Article 23- Withholding tax on services	93	102
Article 25- Installment of corporate income tax	136	237
Article 26- Withholding tax on non-resident income	16	9
Article 29- Corporate income tax	1,100	1,548
VAT	776	681
	2,307	2,745
Total Taxes Payable	2,954	3,273

d.   The components of income tax expense (benefit) are as follows:

	2016	2015
Current
The Company	671	201
Subsidiaries	10,067	8,164
	10,738	8,365
Deferred
The Company	(844)	(38)
Subsidiaries	(877)	(302)
	(1,721)	(340)
Net income tax expense	9,017	8,025

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 20% to the profit before income tax less income subject to final tax, and the net income tax expense as shown in the consolidated statements of profit or loss and other comprehensive income is as follows:

	2016	2015
Profit before income tax	38,189	31,342
Less: income subject to final tax - net	(1,684)	(1,531)
	36,505	29,811
Income tax expense calculated at the Company’s applicable statutory tax rate of 20%	7,301	5,962
Difference in applicable statutory tax ratefor subsidiaries	1,904	1,511
Non-deductible expenses	491	322
Final income tax expense	345	111
Deffered tax assets that cannot be utilized - net	56	-
Deffered tax assets on fixed asset revaluation for tax purpose	(1,415)	-
Others	335	119
Net income tax expense - net	9,017	8,025

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

26.        TAXATION (continued)

d.    The components of income tax expense (benefit) are as follows (continued):

The reconciliation between the profit before income tax and the estimated taxable income of the Company for the year ended December 31, 2016 and 2015 is as follows:

	2016	2015
Profit before income tax	38,189	31,342
Add back consolidation eliminations	24,613	15,553
Consolidated profit before income tax and eliminations	62,802	46,895
Less: profit before income tax of the subsidiaries	(40,166)	(31,007)
Profit before income tax attributable to the Company	22,636	15,888
Less: income subject to final tax	(670)	(591)
	21,966	15,297
Temporary differences:
Provision for personnel expenses	560	127
Net periodic pension and other post-retirement benefits costs	513	12
Valuation of fair valueof put option and long-term investment	172	117
Deferred installation fee	50	(33)
Provision for incentive to subscribers’ migration	-	(209)
Depreciation and gain on sale of property and equipment	(1,880)	(948)
Provision for impairment of assets	(1,186)	-
Provision for onerous contracts	(547)	547
Finance leases	(337)	231
Provision for impairment and trade receivables written-off	(43)	(206)
Other provisions	(106)	296
Net temporary differences	(2,804)	(66)
Permanent differences:
Tax penalties	640	29
Trade receivables written-off	590	-
Employee benefits	302	232
Net periodic post-retirement health care benefit costs	163	216
Donations	162	175
Equity in net income of associates and subsidiaries	(19,445)	(15,590)
Others	129	258
Net permanent differences	(17,459)	(14,680)
Taxable income of the Company	1,703	551
Current corporate income tax expense	340	110
Final income tax expense	331	91
Total current income tax expense of the Company	671	201
Current income tax expense of the subsidiaries	10,067	8,164
Total current income tax expense	10,738	8,365

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

26.  TAXATION (continued)

d.    The components of income tax expense (benefit) are as follows (continued):

Tax Law No. 36/2008 which is futher regulated in Government Regulation No. 81/2007 as amended by Government Regulation No. 77/2013 and lastly by Government Regulation No. 56/2015stipulates a reduction of 5% from the top rate applicable to qualifying listed companies, for those whose stocks are traded in the IDX which meet the prescribed criteria that the public owns 40% or more of the total fully paid and traded shares, and such shares are owned by at least 300 parties, with each party owning less than 5% of the total paid-up shares. These requirements must be met by a company for a period of 183 days in one tax year. The Company has met all of the required criteria; therefore, for the purpose of calculating income tax expense and liabilities for the financial reporting the year endedDecember 31, 2016 and2015, the Company hasreduced the applicable tax rate by 5%.

TheCompany applied the tax rate of 20% for the yearended December 31, 2016and 2015.Thesubsidiaries applied a tax rate of 25%for the year ended December 31, 2016 and 2015.

The company will submit the above corporate income tax computation in its income tax return (“Surat Pemberitahuan Tahunan” or Annual Tax Return) for fiscal year 2016 that will be reported to the tax office based on prevailing regulations. The amount of corporate income tax for the year ended December 31, 2015 agreed with what was reported in the annual tax return.

e.   Tax assessment

(i)   The Company

In November 2013, the Company received tax underpayment assesmentletters  (“SKPKBs”) No. 00056/207/07/093/13 to No. 00065/207/07/093/13dated November 15, 2013,for the underpayment of VAT for the periodJanuary to September and November 2007 amounting to Rp142 billion. On January 20, 2014, the Company filed its objection to the Tax Authorities.The Company has received the rejection of its objection through The Directorate General of Taxation (“DGT”) decision letters No. 2498 to 2504 and 2541 to 2543/WPJ.19/2014dated December 16 and 18, 2014, respectively. The Company accepted the assessment on the underpayment of VAT amounting to Rp22 billion (including penalty of Rp10 billion). The accepted portion was charged to the 2014 consolidated statements of profit or loss and other comprehensive income and the portion of VAT Interconnection amounting to Rp120 billion (including penalty Rp39 billion) is recognized as claim for tax refund. The Companyhas filedan appeal to the rejectionof the objection on underpaymentof VAT Interconnection No.Tel. 59/KU000/COP-10000000/2015 toNo.Tel.68/KU000/COP-10000000/2015 dated March 12, 2015.As of the date of approval and authorization for the issuance of these consolidated financial statements, the appeal is still in process.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

26. TAXATION (continued)

e.   Tax assessment (continued)

(i)   The Company (continued)

In November 2014, the Company received SKPKBs as the result of the tax audit for fiscal year 2011 from the Tax Authorities. Based on the letters, the Company  received VAT underpayment assessment for the tax period January to December 2011 amounting to Rp182.5 billion (including penalty of Rp60 billion) and corporateincome tax underpayment assessment amounting to Rp2.8 billion (including penalty of Rp929 million). The Company has paid the underpayment. The accepted portion on the underpayment VAT, amounting toRp4.7 billion (including penalty of Rp2 billion) was charged to the 2014 consolidated statements of profit or loss and other comprehensive income and the portion of VAT Interconnection amounting to Rp178 billion(including penalty of Rp58 billion) isrecognized as claim for tax refund. The Company filedan objection on VATInterconnection assessmentin 2011onJanuary 7, 2015to theTax Authorities.Regarding the case, The Tax Authorities rejected the Company’s objectionthrough its decrees No. 1907 to 1914 dated October 20, 2015 for the tax period January to August 2011, No. 2026 to 2028 dated November 2, 2015  for the tax period October to December 2011 and No. 2642/WPJ.19/2015 dated December 29, 2015 for the tax period September 2011. The Company has filed an appeal to the rejection of the objectionon January 20, 2016. As of the date of approval and authorization for the issuance of these consolidated financial statements, the appeal is still in process.

The Companyreceived a letter fromthe Tax Authorities No.Pemb-00427/WPJ.19/KP.0405/RIK.SIS/2015datedJune 29, 2015regarding the Notice of Field Examination for The Tax periodJanuary toDecember2014.On April 20, 2016 the Company received assessment letter for overpayment of Income Tax No. 00022/406/14/093/16  that determined the amount of income tax overpayment for fiscal year 2014 amounting to Rp 51.5 billion.

On May 3, 2016 the Tax Authorities issued Field Tax Audit Notification Letter for tax period January to December 2012. The Company has received SKPKBs as the result of the tax audit. Based on the letters, the Company received corporate income tax underpayment assessment amounting to Rp991.6 billion (including penalty of Rp321.6 billion), VAT underpayment assessment amounting to Rp467 billion (including penalty of 153.5 billion), VAT underpayment assessment on taxable services from outside customs territory amounting to Rp1.2 billion (including penalty of Rp392 billion), VAT underpayment assessment on tax collected amounting to Rp57 billion (including penalty of Rp18.5 billion). Tax Collection Letter (“STP”) for VAT amounting to Rp37.5 billion, withholding tax article 21 underpayment assessment amounting to Rp16.2 billion (including penalty of Rp5.3 billion), final withholding tax article 21 underpayment assessment amounting Rp1.2 billion (including penalty of Rp407 million), withholding tax article 23 underpayment assessment amounting to Rp63.5 billion (including penalty of Rp20.6 billion), withholding tax article 4 (2) underpayment assessment amounting to Rp25 billion (including penalty of Rp8.1 billion) and withholding tax article 26 underpayment assessment amounting to Rp197.6 billion (including penalty of Rp64 billion).

The Company has agreed regarding recalculation of input tax credit on incoming interconnection services amounting to Rp35 billion, withholding tax amounting to Rp613 million and withholding tax article 26 amounting to Rp311.5 million that have been recorded in consolidated statements of profit or loss and other comprehensive income. The company filed an objection against the remaining unapproved parts on November 16, 2016. As of the date of approval and authorization for the issuance of these consolidated financial statements, the objection is still in process.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

26.  TAXATION (continued)

e.   Tax assessment (continued)

(i)The Company (continued)

The Company received a letter from the Tax Authoritiesdated August 23, 2016 regarding Field Tax Audit Notification for tax period January to December 2015. As of the date of approval and authorization for the issuance of these consolidated financial statements, the audit process is still ongoing.

(ii)    Telkomsel

In December 2013, the Tax Court accepted Telkomsel’s appeal on the 2006 VAT and withholding taxes totaling Rp116 billion. In February 2014, Telkomsel received the refund.On July 3, 2015, in response to Telkomsel’s letter claiming for interest income related to favorable 2006 VAT and withholding tax verdicts, the Tax Authorities informed Telkomsel that the claim cannot be granted since the Tax Authorities filed a request for judicial review to the Supreme Court (“SC”). On August 19, 2016, Telkomsel received a notification from Tax Court that the Tax Authorities filed a request for judicial review to SC for the VAT case amounting to Rp108 billion. The contra memorandum for judicial review was sent on September 14, 2016.

On April 21, 2010, the Tax Authorities filed a judicial review request to the Indonesian SC for the Tax Court’s acceptance of Telkomsel’s request to cancel the Tax Collection Letter (“STP”) for the underpayment of December 2008 income tax article 25 amounting to Rp429 billion (including a penalty of Rp8.4 billion). In May 2010, Telkomsel filed a contra-appeal to the SC.

In July 2016, the case has been announced on SC Website in favor of the Tax Authorities. Although Telkomsel has not received the official verdict from the Court, conservatively the tax penalty of Rp8.4 billionhas been recognized. The tax base of Rp421 billion shall not become an additional tax expense as the nature of corporate income tax amount is creditable for Telkomsel.

In May and June 2012, Telkomsel received the refund of penalty on 2010 income tax article 25 underpayment amounting to Rp15.7 billion based on the Tax Court’s verdict. On July 17, 2012, the Tax Authorities filed a judicial review request to the SC on the Tax Court’s Verdict. On September 14, 2012, Telkomsel filed a contra-appeal to the SC.

In July 2016, conservatively, Telkomsel recognized the tax penalty of Rp15.7 billion as it has similar legal substance with 2008 penalty of income tax case.

On May 24, 2012, Telkomsel filed an objection to the Tax Authorities for the 2010 underpayment of value added tax of Rp290.6 billion (including penalty of Rp67 billion) and recorded it as a claim for tax refund. On May 1, 2013, the Tax Authorities rejected Telkomsel’s objection. Subsequently, on July 29, 2013, Telkomsel filed an appeal to the Tax Court. On March 16, 2015, the Tax Court accepted Telkomsel’s appeal and May 13, 2015, Telkomsel received a refund for value added tax and amounting to Rp290.6 billion.On June 24, 2015, The Tax Authorities filed a judicial review to the SC and on May 2, 2016, Telkomsel received a notification from Tax Court regarding the judicial review. Subsequently, on May 27, 2016 Telkomsel filed a contra-appeal to the SC. As of the date of approval and authorization for issuance of these financial statements, the judicial review is still in process.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

26.  TAXATION (continued)

e.   Tax assessment (continued)

(ii)    Telkomsel(continued)

On November 7, 2014, as a result of a tax audit  by the Tax Authorities, Telkomsel received assessment letters for underpayment of corporate income tax, VAT and withholding tax amounting to Rp257.8 billion, Rp2.9 billion and Rp2.2 billion (including penalty of Rp85.3 billion), respectively. In December 2014, Telkomsel accepted the assessment of Rp7.8 billion for the underpayment of corporate income tax, Rp1 billion for the underpayment of VAT and Rp2.2 billion for the underpayment of the withholding tax (including penalty of Rp3.5 billion). The accepted portion was charged to the 2014 statement of profit or loss and other comprehensive income. In December 2014, Telkomsel paid the assessments and filed objection letters to the Tax Authorities for the underpayment of corporate income tax of Rp250 billion (including penalty of Rp81.1 billion) and VAT of Rp1.9 billion (including penalty of Rp670 million). In November and December 2015, Telkomsel received the rejection letters from the Tax Authorities for corporate income tax of Rp250 billion and VAT of Rp 1.4 billion. The remaining amount of Rp250 million was charged to the 2015 statement of profit or loss and other comprehensive income.

In August 2015, Telkomsel received a letter from the Tax Authorities requesting Telkomsel to change the fiscal useful life of asset tower. Claim for tax refund of 2011 Corporate Income Tax related to tower depreciation of Rp125.5 billion was reclassified to deferred tax liabilities, Rp60 billion penalty was charged to the 2015 profit or loss.

On February 15, 2016, Telkomsel filed an appeal to the Tax Authorities for the 2011 underpayment of corporate income tax of Rp250 billion (including penalty of Rp81.1 billion). Subsequently, on March 17, 2016, the Company also filed an appeal to the Tax Court for the underpayment of VAT amounting Rp1.2 billion (including penalty of Rp392 million).

In December 2016, after the court hearing sessions ended, Telkomsel reviewed the corporate income tax developments and resulted in adjustment of Rp18 billion. Therefore, the amount of claim for tax refund reduce fromRp66 billion to Rp48 billion. As of the date of approval and authorization for issuance of these financial statements, Telkomsel has not received the Tax Court’s verdict.

On July 28, 2016, Telkomsel received the tax audit instruction letter for compliance of fiscal year 2014. As of the date of approval and authorization for issuance of these financial statements, the tax audit still in process.

f.    Tax incentives

In December 2015, the Company took advantage of the Economic Policy Package V in the form of tax incentives for fixed assets revaluation as stipulated in the Ministry of Finance Regulation (“PMK”) No. 191/PMK.010/2015 juncto PMK No. 233/PMK.03/2015 juncto PMK No. 29/PMK.03/2016. In accordance with the PMK, the Company is allowed to revalue its fixed assets for tax purposes and will obtain lower income tax when the application of the revaluation is submitted to DGT during the period between the effective date of PMKand December 31, 2016. The final income tax is determined at a rate ranging from 3%-6% on the excess of the revalued amount of fixed assets over its original net book value depending on the timing of submission of application to the DGT.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

26.  TAXATION (continued)

f.    Tax incentives (continued)

On December 29, 2015, the Company filed an application for fixed assets revaluation using self-assessed revaluation amount and has paid the related final income tax amounting to Rp750 billion. Based on the PMK, the self-assessed revaluation amount should be evaluated by a Public Independent Appraiser (“KJPP”) or valuation specialist, which is registeredwith the Government beforeDecember 31, 2016. Upon verification of the completeness and accuracy of the application, the DGT may issue approval letter within 30 days after the receipt of complete application. The Company has appointed KJPP to assess the fixed assets revaluation of the Company. The Company submitted the completeness of fixed assets revaluation documents phase 1 to DGT on September 29, 2016. On November 10, 2016, DGT issued approval regarding fixed assets revaluation amounting to Rp7,078 billion with related final income tax amounting to Rp212 billion.

On December 15, 2016, the Company resubmitted the request regarding fixed assets revaluation for tax purpose for the request proposed in 2016 that covered outdoor production equipments with estimated increase of assets value amounting to Rp8,960 billion with related final income tax amounting to Rp538 billion. As of the date of approval and authorization for issuance of these financial statements, the Company is still waiting for the fixed assets revaluation report from KJPP.

The fixed assets revaluation for tax purpose resulting a deductible temporary difference that originated from higher tax base of fixed assets compared to the assets' accounting book value. The temporary difference creates deferred tax assets because there will be future economic benefits that flow to the Company when the carrying amount of assets has been recovered.

In 2016, the Company recorded deferred tax assets amounting to Rp1,415 billion from the excess of the revalued amount of fixed assets which has been approved by DGT over the previoustax base net book value.

g.   Deferred tax assets and liabilities

The details of the Group's deferred tax assets and liabilities are as follows:

	December 31,2015	(Charged)credited to theconsolidatedstatements ofprofit or loss	(Charged)credited to theconsolidatedstatements ofothercomprehensiveincome	(Charged) credited to the equity	December 31,2016
The Company
Deferred tax assets:
Net periodic pension and other post-employment benefits costs	335	102	126	-	563
Provision for impairment of receivable	429	(41)	-	-	388
Provisions for employee benefit	97	112	-	-	209
Deferred installation fee	65	10	-	-	75
Accrued expenses and provision for inventory obsolescence	211	(142)	-	-	69
Finance leases	69	(68)	-	-	1
Total deferred tax assets	1,206	(27)	126	-	1,305
Deferred tax liabilities:
Difference between accounting and tax bases of property and equipment	(1,597)	825	-	-	(772)
Valuation of long-term investment	(45)	34	-	-	(11)
Land rights, intangible assets and others	(23)	12	-	-	(11)
Total deferred tax liabilities	(1,665)	871	-	-	(794)
Deferred tax liabilities of the Company - net	(459)	844	126	-	511

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

26.  TAXATION (continued)

g.   Deferred tax assets and liabilities (continued)

The details of the Group's deferred tax assets and liabilities are as follows (continued):

	December 31, 2015	(Charged) credited to the consolidated statements of profit or loss	(Charged) credited to the consolidated statements of other comprehensive income	(Charged) credited to the equity	December 31, 2016
Telkomsel
Deferred tax assets:
Provisions for employee benefits	349	55	74	-	478
Provision for impairment of receivables	138	5	-	-	143
Total deferred tax assets	487	60	74	-	621
Deferred tax liabilities:
Finance leases	(385)	(164)	-	-	(549)
Difference between accounting and tax bases of and equipment property	(1,395)	913	-	-	(482)
Intangible assets	(52)	4	-	-	(48)
Total deferred tax liabilities	(1,832)	753	-	-	(1,079)
Deferred tax liabilities of Telkomsel - net	(1,345)	813	74	-	(458)
Deferred tax liabilities of other subsidiaries - net	(306)	14	5	-	(287)
Deferred tax liabilities - net	(2,110)	1,286	79	-	(745)
Deferred tax assets of other subsidiaries - net	201	50	3	4	258
Deferred tax assets - net	201	435	129	4	769

	December 31,2014	(Charged)credited to theconsolidatedstatements ofprofit or loss	(Charged)credited to theconsolidatedstatements ofothercomprehensiveincome	Reclassification	December 31,2015
The Company
Deferred tax assets:
Provision for impairment of receivable	470	(41)	-	-	429
Net periodic pension and other post-employment benefits costs	330	3	2	-	335
Accrued expenses and provision for inventory obsolescence	76	135	-	-	211
Provisions for employee benefit	72	25	-	-	97
Deferred installation fee	72	(7)	-	-	65
Finance leases	22	47	-	-	69
Total deferred tax assets	1,042	162	2	-	1,206
Deferred tax liabilities:
Difference between accountingand tax bases of property and equipment	(1,458)	(139)	-	-	(1,597)
Valuation of long-term investment	(69)	24	-	-	(45)
Land rights, intangible assets and others	(14)	(9)	-	-	(23)
Total deferred tax liabilities	(1,541)	(124)	-	-	(1,665)
Deferred tax liabilities of the Company - net	(499)	38	2	-	(459)
Telkomsel
Deferred tax assets:
Provisions for employee benefits	323	16	10	-	349
Provision for impairment of receivables	129	9	-	-	138
Recognition of interest under USO arrangements	0	0	-	-	0
Total deferred tax assets	452	25	10	-	487
Deferred tax liabilities:
Difference between accounting and tax bases of property and equipment	(2,044)	350	-	299	(1,395)
Finance leases	(254)	(131)	-	-	(385)
Intangible assets	(61)	9	-	-	(52)
Total deferred tax liabilities	(2,359)	228	-	299	(1,832)
Deferred tax liabilities of Telkomsel - net	(1,907)	253	10	299	(1,345)
Deferred tax liabilities of other subsidiaries - net	(248)	(59)	1	-	(306)
Deferred tax liabilities - net	(2,654)	233	13	299	(2,110)
Deferred tax assets - net	95	107	(1)	-	201

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

26.  TAXATION (continued)

g.   Deferred tax assets and liabilities (continued)

As of December31, 2016 and 2015, the aggregate amounts of temporary differences associated with investments in subsidiaries and associated companies, for which deferred tax liabilities have not been recognized wereRp34,568 billion and Rp28,295 billion, respectively.

Realization of the deferred tax assets is dependent upon the Group’s capability in generating future profitable operations. Although realization is not assured, the Group believes that it is probable that these deferred tax assets will be realized through reduction of future taxable income when temporary differences reverse. The amount of deferred tax assets is considered realizable; however, it can be reduce if actual future taxable income is lower than estimates.

h.   Administration

From 2008 to 2016, the Company has been consecutively entitled to income tax rate reduction of 5% for meeting the requirements in accordance with the Government Regulation No. 81/2007as amended by Governemnt Regulation No. 77/2013 and lastly by Government Regulation No. 56/2015 in conjunction withthe Ministry of Finance Regulation No. 238/PMK.03/2008. On the basis of  historical data, for the year ended December 31,2016, the Company calculates the deferred tax using the tax rate of 20%.

The taxation laws of Indonesia require that the Company and its local subsidiaries to submit individual tax returns on the basis of self-assessment. Under prevailing regulations, the DGT may assess or amend taxes within a certain period. For fiscal years 2007 and earlier, the period is  within ten years of the time the tax became due, but not later than 2013, while for fiscal years 2008 and onwards, the period is within five years of the time the tax became due.

The Ministry of Finance of the Republic of Indonesia has issued Regulation No.85/PMK.03/2012 dated June 6, 2012 as amended by PMK No. 136-PMK.03/2012 dated August 16, 2012 concerning the appointment of State-Owned Enterprises ("SOEs") to withhold, deposit and report VAT and Sales Tax on Luxury Goods ("PPnBM") according to the procedures outlined in the Regulation which is effective from July 1, 2012. The Ministry of Finance of the Republic Indonesia also has issued Regulation No.224/PMK.011/2012 dated December 26, 2012 concerning the appointment of SOEs to withhold income tax article 22 as amended by PMK No. 16/PMK.010/2016 dated February 3, 2016. The Company has withheld, deposited, and reported VAT, PPnBM and also income tax article 22 in accordance with the Regulation.

27.  BASIC AND DILUTED EARNINGS PER SHARE

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company amounting to Rp19,352 billion and Rp15,489 billion by the weighted average number of shares outstanding during the period totaling 98,638,501,532 shares and 98,176,527,553shares after stock split for the year ended December 31, 2016 and 2015, respectively. The weighted average number of shares takes into account the weighted average effect of changes in treasury stock transaction during the year.

Basic earnings per share amounting to Rp196.19 and Rp157.77 (in full amount) for the year ended December 31, 2016 and 2015, respectively.

The Company does not have potentially dilutive financial investments as of December 31, 2016 and 2015.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

28. CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 26 dated April 17, 2015 of Ashoya Ratam, S.H., MKn., the Company’s stockholders approved the distribution of cash dividend and special cash dividend for 2014 amounting to Rp7,319 billion (Rp74.55 per share) and Rp1,464 billion (Rp14.91 per share), respectively. On May21, 2015, the Company paid the cash dividend and special cash dividend totalling Rp8,783 billion.

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 50 dated April 22, 2016 of Ashoya Ratam, S.H., MKn., the Company’s stockholders approved the distribution of cash dividend and special cash dividend for 2015 amounting to Rp7,744 billion (Rp78.86 per share) and Rp1,549 billion (Rp15.77 per share), respectively. On May26, 2016, the Company paid the cash dividend and special cash dividend totalling Rp9,293 billion.

On December 27, 2016, the Company had paid an interim dividend amounting to Rp1,920 billion or totalling Rp19.38 per share.

      Appropriation of Retained Earnings

Under the Limited Liability Company Law, the Company is required to establish a statutory reserve amounting to at least 20% of its issued and paid-up capital.

The balance of the appropriated retained earnings of the Company as of December 31, 2016 and 2015 amounting to Rp15,337 billion, respectively.

29.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS

      The details of pension and other post-employment benefitliabilities are as follows:

	Notes	2016	2015
Prepaid pension benefit cost
The Company - funded	29a.i.a	197	1,329
MDM		1	2
Infomedia		1	0
Total prepaid pension benefit cost		199	1,331
Pension benefit and other post-employment benefit obligations
Pension benefit
The Company - unfunded	29a.i.b	2,507	2,500
Telkomsel	29a.ii	1,193	803
Patrakom		0	-
Sub-total pension benefit		3,700	3,303
Net periodic post-employment health care benefit	29b	1,592	118
Other post-employment benefit	29c	502	497
Obligation under the Labor Law	29d	332	253
Pension benefit and other post-employment benefit obligations		6,126	4,171

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

29.        PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

The breakdown of the net benefit expense recognized in the consolidated statements of profit or loss and other comprehensive income is as follows:

	Notes	2016	2015
Pension benefit cost
The Company- funded	29a.i.a	608	12
The Company- unfunded	29a.i.b	279	251
Telkomsel	29a.ii	181	168
MDM		0	1
Infomedia		0	0
Patrakom		0	-
Total pension benefit cost	23	1,068	432
Net periodic post-employment health care benefit cost	23,29b	163	216
Other post-employment benefit cost	23,29c	48	47
Obligation under the Labor Law	23,29d	82	53
Total		1,361	748

	Notes	2016	2015
Defined benefit plan actuarial gain (losses)
The Company- funded	29a.i.a	(492)	186
The Company- unfunded	29a.i.b	(119)	(187
Telkomsel	29a.ii	(292)	(15
Infomedia		0	1
Patrakom		0	0
MDM		(1)	0
Post-employment health care benefit	29b	(1,309)	540
Other post-employment benefit	29c	(20)	(11
Obligation under the Labor Law	29d	(33)	(20
Sub-total		(2,266)	494
Deferred tax effect at the applicable tax rates		208	12
Defined benefit plan actuarial gain (losses) - net		(2,058)	506

a.  Pension benefit costs

                i.  The Company

a. Funded pension plan

The Company sponsors a defined benefit pension plan for employees with permanent status prior to July 1, 2002. The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The plan is governed by the pension laws in Indonesia and managed by Telkom Pension Fund (Dana Pensiun Telkom or “Dapen”). The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the pension fund. The Company’s contributions to the pension fund for the yearsended December 31, 2016 and2015 amounted to Rpnil, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

29.        PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.  Pension benefit costs (continued)

              i. The Company (continued)

a. Funded pension plan (continued)

The following table presents the changes in projected pension benefit obligations, changesin pension benefit plan assets, funded status of the pension plan and net amount recognized in the consolidated statements of financial position as of December 31, 2016 and2015, and for the years ended December 31, 2016 and 2015, on the defined benefit pension plan:

	2016	2015
Changes in projected pensionbenefit obligations
Projected pension benefit obligations at beginning of year	16,505	17,402
Charged to profit or loss:
Service costs	363	218
Past service cost - plan amendments	245	(55)
Interest costs	1,444	1,445
Pension plan participants’ contributions	44	45
Actuarial (gain) losses	1,680	(1,666)
Pension benefits paid	(1,432)	(808)
Settlement	-	(76)
Projected pension benefit obligations at end of year	18,849	16,505

	2016	2015
Changes in pension benefit plan assets
Fair value of pension plan assetsat beginning of year	17,834	18,929
Interest income	1,458	1,576
Return on plan assets (excluding amount included in net interest expense)	1,188	(1,837)
Pension plan participants’ contributions	44	45
Pension benefits paid	(1,432)	(808)
Plan administrationcost	(46)	(71)
Fair value of pension plan assets at end of period	19,046	17,834
Funded status	197	1,329
Effect of asset ceiling	-	-
Prepaid pension benefit cost	197	1,329

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

29.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.   Pension benefit costs (continued)

                i. The Company (continued)

a.    Funded pension plan (continued)

As of December 31, 2016 and 2015, plan assetsconsists of:

	2016		2015
	Quoted in active market	Unquoted	Quoted in active market	Unquoted
Cash and cash equivalents	1,064	-	1,335	-
Equity instruments
Finance	1,039	-	1,153	-
Consumer goods	1,206	-	953	-
Infrastructure, utilities andtransportation	536	-	637	-
Construction, property and real estate	577	-	573	-
Basic industry and chemical	130	-	163	-
Trading, service and investment	216	-	183	-
Mining	62	-	45	-
Agriculture	71	-	29	-
Miscellaneous industries	361	-	240	-
Equity-based mutual fund	1,296	-	1,120	-
Fixed income instruments
Corporate bonds	-	3,817	-	3,587
Government bonds	7,978	-	7,257	-
Mutual funds	30	-	-	-
Non-public equity:
Direct placement	-	174	-	163
Property	-	188	-	156
Others	-	301	-	240
Total	14,566	4,480	13,688	4,146

Pension plan assets also include Series B shares issued by the Company with fair values totalling Rp395 billion and Rp445 billion, representing 2.07% and 2.49% of total plan assets as of December 31, 2016 and 2015, respectively, and bonds issued by the Company with fair value totalling Rp311 billion and Rp464 billion representing 1.63% and 2.60% of total assets as of December 31, 2016 and2015, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

29.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.   Pension benefit costs (continued)

                i.  The Company (continued)

a.  Funded pension plan (continued)

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp2,600 billion and (Rp332 billion)for the years ended December 31, 2016 and 2015, respectively. Based on the Company’s policy issued on January 14, 2014 regarding Dapen’s Funding Policy, the Company will not contribute to Dapen when Dapen’s Funding Sufficiency Ratio (FSR) is above 105%. Based on Dapen’s financial statement as of December 31, 2016, Dapen’s FSR is above 105%. Therefore, the Company does not expect to contribute to the defined benefit pension plan in 2016.

Based on the Company’s policy issued on July 1, 2014 regarding Pension Regulation by Dana Pensiun Telkom, there is an increase in monthly benefits given to the pensioners, widow/widower or the children of participants who stopped working before the end of June,  2002.

During 2015, the Company made settlements to pensioners, widow/widower or the children of participant who has monthly pension benefits under Rp1,500,000 and choose to withdraw their pension benefits in lump sum.

Based on the Company’s policy issued on June 24, 2016 regarding Pension Regulation by Dana Pensiun Telkom, widow/widower or the children of participants who enrolled before April 20, 1992, will receive increase in monthly pension benefits from 60% to 75% of pension benefits received by the pensioners which effective starting from January 1, 2016. In addition, the Company provide other benefits to increase the pensioner’s welfare which only provided in 2016. The Company provide other benefit of Rp6 million to monthly pension beneficiaries who retired before end of June 2002 and other benefit of Rp3 million to monthly pension beneficiaries who retired starting from the end of June 2002 until the end of May 2016.

The movements of the prepaid pension benefit cost during the years ended December 31, 2016 and 2015 are as follows:

	2016	2015
Prepaid pension benefit cost at beginning of year	1,329	1,170
Net periodic pension benefit cost	(640)	(27)
Actuarial gain (losses) recognized in OCI	(1,680)	1,666
Asset ceiling recognized in OCI	-	357
Return on plan assets (excluding amount included in net interest expense)	1,188	(1,837)
Prepaid pension benefitcost at end of year	197	1,329

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

29.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.  Pension benefit costs (continued)

                 i. The Company (continued)

a.  Fundedpension plan (continued)

The components of net periodic cost for the years ended December 31, 2016 and 2015 are as follows:

	2016	2015
Service costs	363	218
Past service cost - plan amendments	245	(55)
Plan administration cost	46	71
Net interest cost	(14)	(131)
Settlement	-	(76)
Net periodic pension benefit cost	640	27
Amount charged to subsidiaries under contractual agreements	(32)	(15)
Net periodic pension benefit cost	608	12

Amounts recognized in OCI are as follows:

	2016	2015
Actuarial (gain) losses recognized during the year due to:
Experience adjustments	70	(991)
Changes in demographic assumptions	140	137
Changes in financial assumptions	1,470	(812)
Effect of asset ceiling	-	(357)
Return on plan assets (excluding amount included in net interest expense)	(1,188)	1,837
Net	492	(186)

The actuarial valuation for the defined benefit pension plan was performed, based on the measurement date as of December 31, 2016 and 2015, with reports dated February 22, 2017 and February 25, 2016, respectively, by PT Towers Watson Purbajaga (“TWP”), an independent actuary in association with Willis Towers Watson (“WTW”) (formerly Towers Watson).The principal actuarial assumptions used by the independent actuary as of December 31, 2016 and 2015 are as follows:

	2016	2015
Discount rate	8.00%	9.00%
Rate of compensation increases	8.00%	8.00%
Indonesian mortality table	2011	2011

b. Unfunded pension plan

The Company sponsors unfunded defined benefit pension plans and a defined contribution pension plan for its employees.

The defined contribution pension plan is provided to employees hired with permanent status on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (Dana Pensiun Lembaga Keuangan or “DPLK”). The Company’s contribution to DPLK is determined based on a certain percentage of the participants’ salaries and amounted to Rp9 billion and Rp7 billion for the years ended December 31, 2016 and 2015, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

29.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS(continued)

a.  Pension benefit costs (continued)

                 i.  The Company (continued)

b.     Unfunded pension plan (continued)

Since 2007, the Company has provided pension benefit based on uniformulation for both participants prior to and from April 20, 1992 effective for employees retiring beginning February 1, 2009. In 2010, the Company replaced the uniformulation with Manfaat Pensiun Sekaligus (“MPS”). MPS is given to those employees reaching retirement age, upon death or upon becoming disabled starting from February 1, 2009.

The Company also provides benefits to employees during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years, known as pre-retirement benefits (Masa Persiapan Pensiun or “MPP”). During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to, regular salary, health care, annual leave, bonus and other benefits. Since 2012, the Company has issued a new requirement for MPP effective for employees retiring since April 1, 2012, whereby the employee is required to file a request for MPP and if the employee does not file the request, such employee is required to work until the retirement date.

The following table presents the changesof the unfunded projected pension benefit obligations of MPS and MPP for the years ended December 31, 2016and2015:

	2016	2015
Unfunded projected pension benefit obligations at beginning of year	2,500	2,326
Service costs	64	60
Interest costs	215	191
Actuarial losses recognized in OCI	119	187
Benefits paid by employer	(391)	(264)
Unfunded projected pension benefit obligations at end of period	2,507	2,500

The components of total periodic pension benefit cost for the years ended December 31, 2016 and 2015 are as follows:

	2016	2015
Service costs	64	60
Net interest cost	215	191
Total	279	251

               Amounts recognized in OCI are as follows:

	2016	2015
Actuarial (gain) losses recognized during the year due to:
Experience adjustments	(9)	(30)
Changes in demographic assumptions	30	50
Changes in financial assumptions	98	167
Net	119	187

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

29.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.  Pension benefit costs (continued)

                i.    The Company (continued)

b.    Unfunded pension plan (continued)

The actuarial valuation for the defined benefit pension planwas performed, based on the measurement date as of December 31, 2016 and 2015, with reports dated February 22, 2017 and February 25, 2016, respectively, by TWP independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary for the years ended December 31, 2016 and 2015 are as follows:

	2016	2015
Discount rate	7.75% - 8.00%	9.00%
Rate of compensation increases	6.10% - 8.00%	varies
Indonesian mortality table	2011	2011

      ii   Telkomsel

Telkomsel provides a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits based on their latest basic salary or take-home pay and the number of years of their service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plan under an annuity insurance contract. Until 2004, the employees contributed 5% of their monthly salaries to the plan and Telkomsel contributed any remaining amount required to fund the plan. Starting 2005, the entire contributions have been fully made by Telkomsel.

Telkomsel’s contributions to Jiwasraya amounted to Rp83 billionand Rp192 billionfor the yearsended December 31, 2016 and 2015, respectively.

The following table presents the changes in projected pension benefit obligation, changes in pension benefit plan assets, funded status of the pension plan and net amount recognized in the consolidated statement of financial position for the years ended December 31, 2016 and 2015, on Telkomsel’s defined benefit pension plan:

	2016	2015
Changes in projected pensionbenefit obligation
Projected pension benefit obligation at beginning of year	1,415	1,281
Charged to profit or loss:
Service costs	107	101
Net interest cost	130	106
Actuarial (gain) losses recognized in OCI	392	(64)
Benefits paid	(10)	(9)
Projected pension benefit obligation at end of year	2,034	1,415
Changes in pension benefit plan assets
Fair value of plan assets at beginning of year	612	469
Interest income in profit or loss	56	39
Return on plan assets (excluding amount includedin net interest expense)	100	(79)
Employer’s contributions	83	192
Benefits paid	(10)	(9)
Fair value of plan assets at end ofyear	841	612
Funded status	(1,193)	(803)
Provision for pension benefit cost	(1,193)	(803)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

29.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.  Pension benefit costs (continued)

(ii)    Telkomsel (continued)

The movements of the provision for pension benefit cost for the years ended December 31, 2016 and 2015:

	2016	2015
Provision for pension benefit cost at beginning of year	803	812
Periodic pension benefit cost	181	168
Actuarial (gain) losses recognized in OCI	392	(64)
Return on plan assets (excluding amount included in net interest expense)	(100)	79
Employer contributions	(83)	(192)
Provision for pension benefit cost at end of year	1,193	803

The components of the periodic pension benefit cost for the years ended December 31, 2016 and 2015 are as follows:

	2016	2015
Service costs	107	101
Net interest cost	74	67
Total periodic pension benefit cost	181	168

Amounts recognized in OCI are as follows:

	2016	2015
Actuarial (gain) losses recognized during the year due to:
Experience adjustments	32	(20)
Changes in financial assumptions	360	(44)
Return on plan assets (excluding amount included in net interest expense)	(100)	79
Net	292	15

The actuarial valuation for the defined benefit pension plan was performed, based on the measurement date as of December 31, 2016 and 2015, with reports dated February 7, 2017 and February 12, 2016, respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuaryas of December 31, 2016 and 2015, are as follows:

	2016	2015
Discount rate	8.25%	9.25%
Rate of compensation increases	8.00%	8.00%
Indonesian mortality table	2011	2011

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

29.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.  Post-employment health care benefits provisions

The Company provides post-employment health care benefits toall of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement to work for 20 years does not apply to employees who retired prior to June 3, 1995. The employees hired by the Company starting from November 1, 1995 are no longer entitled to this plan. The plan is managed by Yakes.

The defined contribution post-employment health care benefit plan its provided to employees hired with permanent status on or after November 1, 1995 or employees with terms of service less than 20 years at the time of retirement. The Company’s contribution to the plan amounted to Rpnil for the years ended December 31, 2016 and 2015, respectively.

The following table presents the changes in projected post-employment health care benefit provision, change in post-employment health care benefit plan assets, funded status of the post-employment health care benefit plan, and net amount recognized in the Company’s consolidated statement of financial position as of December 31, 2016 and 2015 and for the years ended December 31, 2016 and 2015:

	2016	2015
Changes in projected post-employment health carebenefit provision
Projected post-employment health care benefit obligation at beginning of year	10,942	11,505
Charged to profit or loss:
Service costs	9	49
Net interest cost	994	961
Actuarial (gain) losses	1,828	(1,187)
Post-employment health care benefits paid	(416)	(386)
Projected post-employment health care benefit provision at end of year	13,357	10,942
Changes in post-employment health care benefit plan assets
Fair value of plan assets at beginning of year	10,824	11,064
Interest income	982	924
Return on plan assets (excluding amount includedin net interest expense)	519	(647)
Post-employmenthealth care benefits paid	(416)	(386)
Administrative expense paid	(144)	(131)
Fair value of plan assets at end ofyear	11,765	10,824
Funded status	(1,592)	(118)
Provision for post-employment health care benefit	(1,592)	(118)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

29.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.  Post-employment health care benefits provisions(continued)

As of December 31, 2016 and 2015, plan assets consists of:

	2016		2015
	Quoted in active market	Unquoted	Quoted in active market	Unquoted
Cash and cash equivalents	894	-	811	-
Equity instruments:
Manufacturing & consumer	754	-	571	-
Finance industries	540	-	566	-
Construction	351	-	301	-
Infrastructure and telecommunication	245	-	211	-
Wholesale	101	-	70	-
Mining	27	-	12	-
Other Industries:
Services	17	-	33	-
Agriculture	44	-	23	-
Biotechnology and Pharma Industry	6	-	6	-
Others	2	-	3	-
Equity-based mutual funds	1,311	-	1,129	-
Fixed income instruments:
Fixed income mutual funds	7,241	-	6,837	-
Unlisted shares:
Private placement	-	232	-	213
Others	-	-	-	38
Total	11,533	232	10,573	251

Yakes plan assets also includeSeries B shares issued by the Company with fair value totalling Rp217 billion and Rp174 billion, representing 1.84% and 1.61% of total assets as ofDecember 31, 2016 and 2015, respectively.

The expected return is determined based on market expectation for the returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp1,357 billion and Rp147 billion for the years ended December 31, 2016 and 2015, respectively.

The movements of the provision for projected post-employment health care benefit obligations for the years ended December 31, 2016 and 2015 are as follows:

	2016	2015
Projected post-employment health carebenefit obligations at beginning of year	118	441
Net periodic post-employment health carebenefit	165	217
Actuarial losses (gain) recognized in OCI	1,828	(1,187)
Return on plan assets (after deducting the value which is included in net interest expense)	(519)	647
Projected post-employment health carebenefit obligations at end of year	1,592	118

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

29.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.  Post-employment health care benefits provisions(continued)

The components of net periodic post-employment health care benefit cost for the years ended December 31, 2016 and 2015 are as follows:

	2016	2015
Service costs	9	49
Plan administration cost	144	131
Net interest cost	12	37
Periodic post-employment health care benefit cost	165	217
Amount charged to subsidiariesunder contractual agreement	(2)	(1)
Net periodic post-employment health care benefitcost less cost charged to subsidiaries	163	216

      Amounts recognized in OCI are as follows:

	2016	2015
Actuarial (gain) losses recognized during the year due to:
Experience adjustments	26	(53)
Changes in demographic assumptions	66	92
Changes in financial assumptions	1,736	(1,226)
Return on plan assets (excluding amount included in net interest expense)	(519)	647
Net	1,309	(540)

The actuarial valuation for the post-employment health care benefits was performed based on measurement date as of December 31, 2016 and 2015with reports dated February 22, 2017 and February 25, 2016, respectively, was performed by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary as of December 31, 2016 and 2015 are as follows:

	2016	2015
Discount rate	8,50%	9.25%
Health care costs trend rate assumed for the next year	7,00%	7.00%
Ultimate health care costs trend rate	7,00%	7.00%
Year that the rate reaches the ultimate trend rate	2017	2016
Indonesian mortality table	2011	2011

c.  Other post-employment benefits provisions

The Company provides other post-employment benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of final housing allowance (Biaya Fasilitas Perumahan Terakhir or “BFPT”) and home passage leave (Biaya Perjalanan Pensiun dan Purnabhakti or “BPP”).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

29.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

c.  Other post-employment benefits provisions (continued)

The movements in the projected other post-employment benefit obligations for the yearsended December 31, 2016 and 2015 are as follows:

	2016	2015
Unfunded projected benefit obligations at beginning of year	497	488
Charged to profit or loss:
Service costs	7	8
Net interest cost	41	39
Actuarial losses recognized in OCI	20	11
Benefits paid by employer	(63)	(49)
Provision for other post-employment benefits	502	497

The components of the projected other post-employment benefit cost for the years ended December 31, 2016 and 2015 are as follows:

	2016	2015
Service costs	7	8
Net interest cost	41	39
Total	48	`47

	2016	2015
Actuarial (gain) losses recognized during the year due to:
Experience adjustments	2	20
Changes in demographic assumptions	0	(0)
Changes in financial assumptions	18	(9)
Net	20	11

The actuarial valuation for the other post-employment benefits was performed based on the measurement date as of December 31, 2016 and 2015,with reports dated February 22, 2017 and February 25, 2016, respectively by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary as of December 31, 2016 and 2015 are as follows:

	2016	2015
Discount rate	7,75%	9.00%
Indonesian mortality table	2011	2011

      d.   Obligation under the Labor Law

Under Law No. 13 Year 2003, the Group is required to provide minimum pension benefits, if not covered yet by the sponsored pension plans, to its employees upon retirement age. The total related obligation recognized as ofDecember 31, 2016 and 2015 amounted to Rp332 billion and Rp253 billion, respectively. The related employee benefits cost charged to expense amounted to Rp82 billion and Rp53 billion for the years ended December 31, 2016 and 2015, respectively (Note 23).The actuarial losses recognized in OCI amounted to Rp33 billion and Rp20 billion for the years ended December 31, 2016 and 2015, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

29.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

      e.   Maturity Profile of Defined Benefit Obligation (“DBO”)

     The timing of benefits payments and weighted average duration of DBO for 2016 are as follows (in billions of Rupiah):

	Expected Benefits Payment
	The Company			Post-employment health care benefits	Other post-employment benefits
Time Period	Funded	Unfunded	Telkomsel
Within next 10 years	16,888	2,914	1,653	6,273	578
Within 10-20 years	20,052	263	6,257	8,401	139
Within 20-30 years	17,289	29	5,758	8,648	47
Within 30-40 years	11,827	5	936	6,711	3
Within 40-50 years	2,872	-	-	2,986	-
Within 50-60 years	238	-	-	245	-
Within 60-70 years	9	-	-	1	-
Within 70-80 years	0	-	-	0	-
Weighted average duration of DBO	9.15 years	4.33 years	11.33 years	13.81 years	3.62 years

f.      Sensitivity Analysis

1% change in discount rate and rate of salary would have effect on DBO, as follows:

	Discount Rate		Rate of Compensation
	1% Increase	1% Decrease	1% Increase	1% Decrease
Sensitivity	Increase (decrease) in amounts		Increase (decrease) in amounts
Funded	(1,579)	1,860	384	(397)
Unfunded	(68)	73	70	(70)
Telkomsel	(108)	116	115	(108)
Post-employment health care benefits	(1,544)	1,882	2,034	(1,687)
Other post-employment benefits	(16)	18	-	-

The sensitivity analysis have been determined based on a method that extrapolates the impact on DBO as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

The sensitivity results above determine the individual impact on the Plan’s end of the year DBO. In reality, the Plan is subject to multiple external experience items which may move the DBO in similar or opposite directions, and the Plan’s sensitivity to such changes can vary over time.

There are no changes in the methods and assumptions used in calculating the sensitivity analysis from the previous period.

30.  LSA PROVISIONS

Telkomsel and Patrakom provide certain cash awards or certain number of days leave benefits to its employees based on the employees’ length of service requirements, including LSA and Long Service Leave (“LSL”).LSA are either paid at the time the employees reach certain years during employment, or at the time of termination. LSL are either certain number of days leave benefit or cash, subject to approval by management, provided to employees who meet the requisite number of years of service and with a certain minimum age.

The obligation with respect to these awards which was determined based on an actuarial valuation using the Projected Unit Credit method,amounted to Rp613 billion and Rp501 billion as of December 31, 2016 and 2015, respectively. The related benefit costs charged to expense amounted to Rp237 billion and Rp152 billion for the years ended December 31, 2016 and 2015, respectively(Note 23).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

31.  RELATED PARTY TRANSACTIONS

a.     Nature of relationships and accounts/transactions with related parties

Details of the nature of relationships and accounts/transactions with significant related parties are as follows:

Related parties	Nature of relationships parties	Nature of accounts/transactions
The Government Ministry of Finance	Majority stockholder	Internet and data service revenues, othertelecommunication service revenues, financeincome, finance costs, and investment in financial instruments
State-owned enterprises	Entity under common control	Internet and data service revenues, othertelecommunication servicesrevenues, operating expenses and purchase of property andequipment
Indosat	Entity under common control

Interconnection revenues, leasedlines revenues, satellite transponder usage revenues,interconnection expenses, telecommunicationfacilities usage expenses, operating andmaintenance expenses, usage of data communication network system expenses

PT Aplikanusa Lintasarta(“Lintasarta”)	Entity under common control	Interconnection revenues, network service revenues,leased lines expenses, and usage ofcommunication network system expenses
Indosat Mega Media	Entity under common control	Network service revenues
PT Perusahaan ListrikNegara (“PLN”)	Entity under common control	Electricity expenses, finance income, finance costs,investment in financial instrument
PT Pertamina (Persero)(“Pertamina”)	Entity under common control	Internet and data service revenues,other telecommunication service revenues
PT Kereta Api Indonesia (“KAI”)	Entity under common control	Internet and data service revenues,other telecommunication service revenues
PT Pegadaian	Entity under common control	Internet and data service revenues,other telecommunication service revenues
PT Garuda Indonesia Tbk	Entity under common control	Internet and data service revenues,other telecommunication service revenues
PT Indonesia ComnetPlus (“ICON Plus”)	Entity under common control	Internet and data service revenues,other telecommunication service revenues, interconnection revenues, network revenues and interconnection expenses
PT Asuransi Jasa Indonesia(“Jasindo”)	Entity under common control	Satellite insurance expenses and vehicle insurance expenses
PT Adhi Karya Tbk (“Adhi Karya”)	Entity under common control	Purchase of materials and construction services
PT Waskita Karya Tbk(“Waskita”)	Entity under common control	Purchase of materials and construction services
INTI	Entity under common control	Purchase of property and equipment and construction services
LEN	Entity under common control	Purchase of property and equipment and construction services
State-owned banks	Entity under common control	Finance income and finance costs
BNI	Entity under common control	Internet and data service revenues, other telecommunication service revenues,finance income and finance costs
Bank Mandiri	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income and finance costs
BRI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income and finance costs
BTN	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income and finance costs

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

31.    RELATED PARTY TRANSACTIONS (continued)

a.     Nature of relationships and accounts/transactions with related parties (continued)

Details of the nature of relationships and accounts/transactions with significant related parties are as follows (continued):

Related parties	Nature of relationships parties	Nature of accounts/transactions
PT Bank Syariah Mandiri (“BSM”)	Entity under common control	Internet and data service revenues, other telecommunication service revenues, and finance costs
PT Bank BRI Syariah (“BRI Syariah”)	Entity under common control	Internet and data service revenues, other telecommunication service revenues, and finance costs
Bahana	Entity under common control	Available-for-sale financial assets, bonds and notes
Sarana Multi Infrastruktur	Entity under common control	Finance costs
CSM	Associated company	Satelite transponder usage revenues, network service revenues and transmission lease expenses
Indonusa	Associated company	Network service revenues and data communication expenses
PT Poin Multi Media Nusantara (“POIN”)	Associated company	Purchase of handset
Yakes	Other related entities	Medical expenses
Koperasi Pegawai Telkom(“Kopegtel”)	Other related entities

Purchase of property and equipmentconstruction and installation services, leases of buildingsexpenses, lease of vehicles expenses, purchases of vehicles,and purchases of materials and constructionservice, maintenance and cleaning serviceexpenses, and RSA revenues

PT Sandhy Putra Makmur (“SPM”)	Other related entities	Leases of buildings expenses, leases of vehicles expenses, purchase of materials and construction services, utilities of maintenance and cleaning services
Koperasi Pegawai Telkomsel (“Kisel”)	Other related entities

Internet and data service revenues, other telecommunication service revenues, leases of vehicles expenses, printing and distribution of customer bills expenses, collection fee, other services fee, distribution of SIM cards and pulse reload voucher andpurchase ofpropertyand equipment

PT Graha Informatika Nusantara (“Gratika”)	Other related entities	Interconnection revenues, network service revenues, installation expenses, maintenance expenses, and purchase of property and equipment
PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)	Other related entities	Purchase of property and equipment
Directors and commissioners	Key management personnel	Honorarium and facilities

The outstanding balances of trade receivables and payables at year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. In 2016, the Group recorded impairment of receivables from related parties of Rp181 billion. This assessment is undertaken each financial year through examining the current status of existing receivables and historical collection experience.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

31.RELATED PARTY TRANSACTIONS (continued)

b.   Transactions with related parties

The following are significant transactions with related parties:

	2016		2015
	Amount	% of total revenues	Amount	% of total revenues
REVENUES
Majority Stockholder Government	207	0.18	206	0.20
Entities under common control
Indosat	2,167	1.86	1,020	1.00
BRI	181	0.16	188	0.18
Bank Mandiri	161	0.14	151	0.15
BNI	136	0.12	126	0.12
BTN	107	0.09	41	0.04
Lintasarta	99	0.09	82	0.08
Pegadaian	93	0.08	89	0.09
Garuda	75	0.06	77	0.08
Pertamina	64	0.06	99	0.10
KAI	68	0.06	90	0.09
ICON Plus	56	0.05	63	0.06
Others	451	0.38	251	0.25
Sub-total	3,658	3.15	2,277	2.24
Other related entities
Yakes	153	0.13	18	0.02
Gratika	42	0.04	32	0.03
Others	58	0.05	8	0.01
Sub-total	253	0.22	58	0.06
Associated companies
Indonusa	105	0.09	60	0.06
Telin Malaysia	35	0.03	-	-
CSM	32	0.03	34	0.03
Others	26	0.02	9	0.01
Sub-total	198	0.17	103	0.10
Total	4,316	3.72	2,644	2.60

	2016		2015
	Amount	% of total expenses	Amount	% of total expenses
EXPENSES
Entities under common control
PLN	1,037	1.38	738	1.05
Indosat	939	1.25	977	1.39
Jasindo	267	0.35	256	0.37
Pos Indonesia	49	0.06	-	-
Others	51	0.07	32	0.05
Sub-total	2,343	3.11	2,003	2.86
Associated companies POIN	1,459	1.94	1,485	2.13
Indonusa	145	0.19	-	-
Others	-	-	9	0.01
Sub-total	1,604	2.13	1,494	2.14

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

31.RELATED PARTY TRANSACTIONS (continued)

b.    Transactions with related parties (continued)

The following are significant transactions with related parties (continued):

	2016		2015
	Amount	% of total expenses	Amount	% of total expenses
EXPENSES (continued)
Other related entities
Kisel	771	1.02	748	1.07
Kopegtel	533	0.71	460	0.66
Yakes	-	-	174	0.25
Others	140	0.18	31	0.04
Sub-total	1,444	1.91	1,413	2.02
Others	160	0.21	-	-
Total	5,551	7.36	4,910	7.02

	2016		2015
	Amount	% of total finance income	Amount	% of total finance income
FINANCE INCOME
Majority stockholder
Government	2	0.12	9	0.64
Entity under common control
State-owned banks	895	52.16	830	58.99
Others	5	0.29	6	0.43
Total	902	52.57	845	60.06

	2016		2015
	Amount	% of total finance costs	Amount	% of total finance costs
FINANCE COSTS
Majority stockholder
Government	64	2.28	76	3.06
Entity under common control
State-owned banks	1,228	43.72	1,061	42.77
Total	1,292	46.00	1,137	45.83

	2016		2015
	Amount	% of total purchases	Amount	% of total purchases
PURCHASES OF PROPERTY AND EQUIPMENTS (Note 9)
Entity under common control
INTI	374	1.29	394	1.49
LEN	114	0.39	72	0.27
Adhi Karya	39	0.13	-	-
Sub-total	527	1.81	466	1.76
Other related entities
Kopegtel	198	0.68	131	0.50
Bangtelindo	84	0.29	86	0.33
SPM	73	0.25	62	0.23
Kisel	66	0.23	73	0.28
Gratika	25	0.09	45	0.17
Sub-total	446	1.54	397	1.51
Others	20	0.07	12	0.05
Total	993	3.42	875	3.32

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

31.   RELATED PARTY TRANSACTIONS (continued)

b.   Transactions with related parties (continued)

Presented below are balances of accounts with related parties (continued):

	2016		2015
	Amount	% of total revenues	Amount	% of total revenues
DISTRIBUTION OF SIM CARD AND VOUCHER
Other related entities
Kisel	4,600	3.95	3,866	3.77
Gratika	408	0.35	384	0.37
Tiphone	3,441	2.96	-	-
Total	8,449	7.26	4,250	4.14

		2016		2015
		Amount	% of total assets	Amount	% of total assets
a.	Cash and cash equivalents (Note 3)	17,477	9.73	15,028	9.04
b.	Other current financial assets (Note 4)	1,204	0.67	2,555	1,54
c.	Trade receivables - net (Note 5)	894	0.50	1,104	0.66
d.	Advances and prepaid expenses (Note 7)	93	0.05	15	0.01
e.	Advances and other non-current assets (Note 10)	310	0.17	6	0.00

		2016		2015
		Amount	% of total liabilities	Amount	% of total liabilities
f.	Trade payables (Note 12)
	Entities under common control
	INTI	625	0.84	443	0.61
	Indosat	275	0.37	160	0.22
	LEN	137	0.18	9	0.01
	Adhi Karya	81	0.11	-	-
	State-owned enterprises	60	0.08	89	0.12
	Sub-total	1,178	1.58	701	0.96
	Other related entities	369	0.50	1,374	1.89
	Total	1,547	2.08	2,075	2.85
g.	Accrued expenses (Note 13)
	Majority stockholder
	Government	12	0.02	16	0.02
	Entities under common control
	State-owned enterprises	127	0.17	114	0.16
	State-owned banks	52	0.07	68	0.09
	Subtotal	179	0.24	182	0.25
	Other related entities
	Kisel	118	0.16	188	0.26
	Others	5	0.01	-	-
	Total	314	0.43	386	0.53
h.	Advances from customers and suppliers
	Majority stockholder
	Government	19	0.03	19	0.03
	Entities under common control
	PLN	12	0.02	-	-
	Total	31	0.05	19	0.03

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

31.  RELATED PARTY TRANSACTIONS (continued)

b.    Transactions with related parties (continued)

Presented below are balances of accounts with related parties (continued):

		2016		2015
		Amount	% of total liabilities	Amount	% of total liabilities
i.	Short-term bank loans (Note 15)	143	0.19	25	0.03
j.	Two-step loans (Note 16a)	1,292	1.74	1,520	2.09
k.	Long-term bank loans - net (Note 16c)	6,325	8.54	7,427	10.21
l.	Other borrowing (Note 16d)	697	0.94	-	-

c.     Significant agreements with related parties

i.   The Government

     The Company obtained two-step loans from the Government (Note 16a).

ii.   Indosat

     The Company has an agreement with Indosat to provide international telecommunications services to the public.

     The Company has also entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s GSM mobile cellular telecommunications network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of related interconnection rights and obligations.

The Company also has an agreement with Indosat for the interconnection of Indosat's GSM mobile cellular telecommunications network with the Company's PSTN, which enable each party’s customers to make domestic calls between Indosat’s GSM mobile network and the Company’s fixed line network, as well as allowing Indosat’s mobile customers to access the Company’s IDD service by dialing “007”.

The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company has received compensation from Indosat computed at 1% of the collections made by the Company starting from January 1, 1995, as well as the billing process expenses which are fixed at a certain amount per record. On December 11, 2008, the Company and Indosat agreed to implement IDD service charge tariff which already took into account the compensation for billing and collection. The agreement is valid and effective starting from January to December 2012, and can be applied until a new agreement becomes available.

On December 28, 2006, the Company and Indosat signed amendments on the interconnection agreements for the fixed line networks (local, SLJJ and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulations No. 8/Year 2006. These amendments took effect starting on January 1, 2007.

Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to its GSM mobile cellular customers.

The Company provides leased lines to Indosat and subsidiaries, namely PT Indosat Mega Media and Lintasarta. The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile or other telecommunication services.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

31.  RELATED PARTY TRANSACTIONS (continued)

c.     Significant agreements with related parties (continued)

iii.  Others

     The Company has entered into agreements with CSMand Gratika for the utilization of the Company's satellite transponders or frequency channels of communication satellite and leased lines.

Kisel is a co-operative that was established by Telkomsel’s employees to engage in car rental services, printing and distribution of customer bills, collection and other services principally for the benefit of Telkomsel. Telkomsel also has dealership agreements with Kisel for distribution of SIM cards and pulse reload vouchers.

d.   Key management personnel remuneration

Key management personnels consist of the Boards of Commissioners and Directors of the Company.

The Company provides remuneration in the form of honorarium and facilities to support the operational duties of the Board of Commissioners and short-term employment benefits in the form of salaries and facilities to support the operational duties of the Board of Directors. The total of such benefits is as follows:

	2016		2015
	Amount	% of total expenses	Amount	% of total expenses
Board of Directors	427	0.57	168	0.24
Board of Commissioners	121	0.16	64	0.09

32.  OPERATING SEGMENT

The Group has four main operating segments, namely corporate, home, personal and others. The corporate segment provides telecommunications services, including interconnection, leased lines, satellite, VSAT, contact center, broadband access, information technology services, data and internet services to companies and institutions. The home segment provides fixed wireline telecommunications services, pay TV, data and internet services to home customers.The personal segment provides mobile cellular and fixed wireless telecommunications services to individual customers. Operating segments that are not monitored separately by the Chief Operation Decision Maker are presented as "Others", which provides building management services.

No operating segments have been aggregated to form the operating segments of personal, home and others, while corporate operating segment is aggregated from business, enterprise, wholesale and international operating segments since they have the similar economic characteristics and similar in other qualitative criteria such as providing similar network services and serving corporate customers.

      Management monitors the operating results of the business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements.

      However, the financing activities and income taxes are not separately evaluated and allocated to operating segment.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

32.  OPERATING SEGMENT

      Segment revenues and expenses include transactions between operating segments and are accounted at prices that management believes represent market prices.

	2016
	Corporate	Home	Personal	Others	Total before elimination	Elimination	Totalconsolidated
Segment results
Revenues
External revenues	24,177	7,803	83,990	363	116,333	-	116,333
Inter-segment revenues	32,675	5,077	2,724	2,395	42,871	(42,871)	-
Total segment revenues	56,852	12,880	86,714	2,758	159,204	(42,871)	116,333
Expenses
External expenses	(26,014)	(10,201)	(38,800)	(2,123)	(77,138)	-	(77,138)
Inter-segment expenses	(22,331)	(2,375)	(12,503)	(426)	(37,635)	37,635	-
Total segment expenses	(48,345)	(12,576)	(51,303)	(2,549)	(114,773)	37,635	(77,138)
Segment results	8,507	304	35,411	209	44,431	(5,236)	39,195
Other information
Capital expenditures	(11,419)	(4,437)	(12,565)	(778)	(29,199)	-	(29,199)
Depreciation and amortization	(4,148)	(1,711)	(12,549)	(124)	(18,532)	-	(18,532)
Provision recognized in current period	(87)	(424)	(222)	(10)	(743)	-	(743)

	2015
	Corporate	Home	Personal	Others	Total before elimination	Elimination	Total consolidated
Segment results
Revenues
External revenues	21,072	7,319	73,766	313	102,470	-	102,470
Inter-segment revenues	14,347	4,352	2,365	1,943	23,007	(23,007)	-
Total segment revenues	35,419	11,671	76,131	2,256	125,477	(23,007)	102,470
Expenses
External expenses	(20,239)	(6,705)	(41,130)	(1,978)	(70,052)	-	(70,052)
Inter-segment expenses	(8,066)	(4,706)	(10,173)	(62)	(23,007)	23,007	-
Total segment expenses	(28,305)	(11,411)	(51,303)	(2,040)	(93,059)	23,007	(70,052)
Segment results	7,114	260	24,828	216	32,418	-	32,418
Other information
Capital expenditures	(10,007)	(4,172)	(11,321)	(901)	(26,401)	-	(26,401)
Depreciation and amortization	(2,708)	(1,203)	(14,531)	(92)	(18,534)	-	(18,534)
Provision recognized in current period	(560)	(297)	(148)	(5)	(1,010)	-	(1,010)

Geographic information:

	2016	2015
External revenues
Indonesia	114,093	100,456
Foreign countries	2,240	2,014
Total	116,333	102,470

The revenue information above is based on the location of the customers.

	2016	2015
Non-current operating assets
Indonesia	115,216	105,361
Foreign countries	2,371	1,395
Total	117,587	106,756

Non-current operating assets for this purpose consist of property and equipment and intangible assets.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

33.  TELECOMMUNICATIONS SERVICE TARIFFS

Under Law No. 36 Year 1999 and Government Regulation No. 52 Year 2000, tariffs for operating telecommunications network and/or services are determined by providers based on the tariff type, structure and with respect to the price cap formula set by the Government.

a.     Fixed line telephone tariffs

The Government has issued a new adjustment tariff formula which is stipulated in the Decree No. 15/PER/M.KOMINFO/4/2008 dated April 30, 2008 of the MoCI concerning “Mechanism to Determine Tariff of Basic Telephony Services Connected through Fixed Line Network”. This Decree replaced the previous Decree No. 09/PER/M.KOMINFO/02/2006.

Under the Decree, tariff structure for basic telephony services connected through fixed line network consists of the following:

•         Activation fee

•         Monthly subscription charges

•         Usage charges

•         Additional facilities fee.

b.    Mobile cellular telephone tariffs

On April 7, 2008, the MoCI issued Decree No. 09/PER/M.KOMINFO/04/2008 regarding “Mechanism to Determine Tariff of Telecommunication Services Connected through Mobile Cellular Network” which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost. This Decree replaced the previous Decree No. 12/PER/M.KOMINFO/02/2006.

Under MoCI Decree No. 09/PER/M.KOMINFO/04/2008 dated April 7, 2008, the cellular tariffs of operating telecommunication services connected through mobile cellular network consist of the following:

•         Basic telephony services tariff

•         Roaming tariff, and/or

•         Multimedia services tariff

            with the following traffic structure:

•         Activation fee

•         Monthly subscription charges

•         Usage charges

•         Additional facilities fee.

c.   Interconnection tariffs

The Indonesian Telecommunication Regulatory Body (“ITRB”), in its letter No. 262/BRTI/XII/2011 dated December 12, 2011, decided to change the basis for SMS interconnection tariff to cost basis with a maximum tariff of Rp23 per SMS effective from June 1, 2012, for all telecommunication provider operators.

Based on letter No.118/KOMINFO/DJPPI/PI.02.04/01/2014 dated January 30, 2014 of the Director General of Post and Informatics, the Director General of Post and Informatics decided to implement new interconnection tariff effective from February 1, 2014 until December 31, 2016, subject to evaluation on an annual basis. Pursuant to the Director General of Post and Informatics letter, the Company and Telkomsel are required to submit the Reference Interconnection Offer (“RIO”) proposal to ITRB to be evaluated.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

33.  TELECOMMUNICATIONS SERVICE TARIFFS (continued)

c.   Interconnection tariffs (continued)

Subsequently, ITRB in its letters No. 60/BRTI/III/2014 dated March 10, 2014 and No. 125/BRTI/IV/2014 dated April 24, 2014 approved Telkomsel and the Company’s revision of RIO regarding the interconnection tariff. Based on the letter, ITRB also approved the changes to the SMS interconnection tariff to Rp24 per SMS.

c.     Network lease tariffs

Through MoCI Decree No. 03/PER/M.KOMINFO/1/2007 dated January 26, 2007 concerning “Network Lease”, the Government regulated the form, type, tariff structure, and tariff formula for services of network lease. Pursuant to the MoCI Decree, the Director General of Post and Telecommunication issued its Letter No. 115 Year 2008 dated March 24, 2008 which stated “The Agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service, and Provision Procedure of Network Lease Service in 2008 Owned by Dominant Network Lease Service Provider”, in conformity with the Company’s proposal.

e.   Tariff for other services

      The tariffs for satellite lease, telephony services, and other multimedia are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

34. SIGNIFICANT COMMITMENTS AND AGREEMENTS

a.   Capital expenditures

      As of December 31, 2016, capital expenditures committed under the contractual arrangements, principally relating to procurement and installation of data, internet and information technology, cellular, transmission equipment and cable network are as follows:

Currencies	Amounts in foreign currencies (in millions)	Equivalent in Rupiah
Rupiah		7,210
U.S. dollar	341	4,600
Euro	0.16	2
Total		11,812

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

34. SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.   Capital expenditures (continued)

The above balance includes the following significant agreements:

(i)     The Company

Contracting parties	Initial date of agreement	Significant provisions of the agreement
The Company and PT Cisco Technologies Indonesia	November 14, 2013	Procurement and installation agreement of WIFI CISCO
The Company and Thales Alenia Space France	July 14, 2014	Procurement of Telkom-3 Substitution (T3S) Satellite System
The Company and PT Huawei Tech Investment	October23, 2014	Procurement and installation of Access Point Indonesia WIFI Platform Huawei
The Company, Telkom Malaysia Berhad, TII, Alcatel-LucentSubmarine Networks and NEC Corporation	January 30, 2015	Procurement and installation of Southeast Asia - Middle East - Western Europe 5 Cable System (SEA - ME - WE 5)
The Company and PT ZTE Indonesia	August 28, 2015	Procurement and installation agreement of MSAN modernization for acceleration of the disposal of copper wire - Platform ZTE
The Company and PT Datacomm Diangraha	November 20, 2015	Procurement and installation agreement for Metro Ethernet Platform ALU
The Company and PT Sarana Global Indonesia	December 31, 2015	Procurement and installation agreement of Sistem Komunikasi Kabel Laut (“SKKL”) Sibolga-Nias, Batam-Tanjung Balai Karimun, Larantuka-Kabalahi-Atambua
The Company and PT Industri Telekomunikasi Indonesia	December 29, 2015	Renewal agreement of procurement and installation agreement for the modernization of copper cable network through optimalization of asset copper cable network through Trade In/Trade Off method
The Company and PT Len Industri (Persero)	December 29, 2015	Renewal agreement of procurement and installation agreement for the modernization of copper cable network through optimalization of asset copper cable network through Trade In/Trade Off method
The Company and Space System/Loral, LLC	February 29, 2016	Procurement of Telkom 4 Satellite System
The Company and NEC Corporation	May 12, 2016	Procurement and installation agreement of Sistem Komunikasi Kabel Laut (“SKKL”) Indonesia Global Gateway
The Company and PT Mastersystem Infotama	October 24, 2016	Procurement Agreement of Ekspand IP Backbone 2016
The Company and Space Exploration Technologies Corp	November 3, 2016	Launch services agreement of Telkom 4 Satellite System
The Company and PT Huawei Tech Investment	November 25, 2016	Procurement and installation agreement for DWDM Platform Huawei
The Company and PT ZTE Indonesia	December 15, 2016	Procurement agreement for STB Platform ZTE
The Company and PT ZTE Indonesia	December 15, 2016	Procurement agreement for ONT Retail Platform ZTE
The Company, PT Sigma Cipta Caraka, PT Graha Sarana Duta and PT Huawei Tech Investment	December 29, 2016	Agreement establishing IOC-N
The Company and PT Lancs Arche Consumma	December 30, 2016	Procurement and installation agreement for reengeenering and expansion network DWDM capacity Platform Coriant

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

34. SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.   Capital expenditures (continued)

The above balance includes the following significant agreements:

(ii)   Telkomsel

Contracting parties	Initial date of agreement	Significant provisions of the agreement
Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, NSN Oy and Nokia Siemens Network GmbH & Co. KG	April 17, 2008	The combined 2G and 3G CS Core Network Rollout Agreements
Telkomsel, PT Ericsson Indonesia and PT Nokia Siemens Networks	April 17, 2008	Technical Service Agreement (TSA) for combined 2G and 3G CS Core Network
Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, NSN Oy, Huawei International Pte. Ltd., PT Huawei and PT ZTE Indonesia	March and June 2009	2G BSS and 3G UTRAN Rollout agreement for the provision of 2G GSM BSS and 3G UMTS Radio Access Network
Telkomsel, PT Dimension Data Indonesia and PT Huawei	February 3, 2010	Maintenance and Procurement of Equipment and Related Service Agreement for Next Generation Convergence Core Transport Rollout and Technical Support
Telkomsel, Amdocs Software Solutions Limited Liability Company and PT Application Solutions	February 8, 2010	Online Charging System (“OCS”) and Service Control Points (“SCP”) System Solution Development agreement
Telkomsel and PT Application Solutions	February 8, 2010	Technical Support Agreement to provide technical support services for the OCS and SCP
Telkomsel, Amdocs Software Solutions Limited Liability Company and PT Application Solutions	July 5, 2011	Development and Rollout agreement for Customer Relationship Management and Contact Center Solutions
Telkomsel and PT Huawei	March 25, 2013	Technical Support Agreement for the procurement of Gateway GPRS Support Node (“GGSN”) Service Complex
Telkomsel and Wipro Limited, Wipro Singapore Pte. Ltd. and PT WT Indonesia	April 23, 2013	Development and procurement of OSDSS Solution agreement
Telkomsel and PT Ericsson Indonesia	October 22, 2013	Procurement of GGSN Service Complex Rollout agreement
Telkomsel and PT Dimension Data Indonesia	May25, 2016	Maintenance and Procurement of Equipment and Related Service Agreement for Next Generation Convergence RAN Transport Rollout

(iii)    GSD

Contracting parties	Initial date of agreement	Significant provisions of the agreement
TLT and PT Adhi Karya	November 6, 2012	Structure and main contractor architecture services agreement for construction of Telkom Landmark Tower building

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

34. SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

b.    Borrowings and other credit facilities

(i)     As of December 31, 2016, the Company has bank guarantee facilities for tender bond, performance bond, maintenance bond, deposit guarantee and advance payment bond for various projects of the Company, as follows:

				Facility utilized
Lenders	Total facility	Maturity	Currency	Original currency (in millions)	Rupiah equivalent
BRI	350	March 14, 2018	Rp	-	31
			US$	0	1
BNI	250	March 31, 2017	Rp	-	137
			US$	0	1
Bank Mandiri	300	December 23, 2017	Rp	-	76
			US$	0	1
Total	900				247

(ii)    Telkomsel has US$3 million bond and bank guarantee and standby letter of credit facilities with SCB, Jakarta. The facilities expire on July 31, 2017. Under these facilities, as of December 31, 2016, Telkomsel has issued a bank guarantee of Rp20 billion (equivalent to US$1.5million) for a 3G performance bond (Note 34c.i). The bank guarantee is valid until March 24, 2016. As of the date of approval and authorization for the issuance of the consolidated financial statements, the bank guarantee is not extended.

Telkomsel has a Rp500 billion bank guarantee facility with BRI. The facility will expire on September 25, 2017. Under this facility, as of December  31, 2016, Telkomsel has issued a bank guarantee of Rp443 billion (equivalent to US$33 million) as payment commitment guarantee for annual right of usage fee valid until March31, 2017 and Rp20 billion (equivalent to US$1.5million) for a 3G performance guarantee that valid until May 31, 2017. As of the date of approval and authorization for the extension of the facility is still in process.

Telkomsel has a Rp150 billion bank guarantee facility with BCA. The facility will expire on April 15, 2017.

Telkomsel has also a Rp100 billion bank guarantee facility with BNI. The facility will expire on December 11, 2017. Telkomsel uses this facility to replace the time deposit required as guaranty for the USO program amounting to Rp52 billion (Note 34c.iv).

(iii)   TII has a US$15 million bank guarantee from Bank Mandiri. The facility will expire on December 18, 2017. The outstanding bank guarantee facility as ofDecember 31, 2016 amounting to US$10 million.

c.   Others

(i)     3G license

With reference to the Decision Letters No. 07/PER/M.KOMINFO/2/2006, No. 268/KEP/M.KOMINFO/9/2009 and No. 191 year 2013 of the MoCI (Note 2i), Telkomsel is required, among other things, to:

1.  Pay an annual BHP fee which is calculated based on a certain formula over the license term (10 years) as set forth in the Decision Letters. The BHP is payable upon receipt of the notification letter (“Surat Pemberitahuan Pembayaran”) from the DGPI. The BHP fee is payable annually up to the expiry date of the license.

2.   Provide roaming access for the existing other 3G operators.

3.   Contribute to USO development.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

34.        SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

  Others (continued)

(i)     3G license (continued)

With reference to the Decision Letters No. 07/PER/M.KOMINFO/2/2006, No. 268/KEP/M.KOMINFO/9/2009 and No. 191 year 2013 of the MoCI (Note 2i), Telkomsel is required, among other things, to (continued):

4.   Construct a 3G network which covers at least 14 provinces by the sixth year of holding the 3G license.

5.   Issue a performance bond each year amounting to Rp20 billion or 5% of the annual fee to be paid for the subsequent year, whichever is higher.

(ii)    Radio Frequency Usage

Based on the Decree No. 76 dated December 15, 2010 of the Government of the Republic of Indonesia, which amended Decree No. 7 dated January 16, 2009, the annual frequency usage fees for bandwidths of 800 Megahertz (“MHz”), 900 MHz and 1800 MHz are determined using a formula set forth in the Decree. The Decree is applicable for 5 years unless further amended.

As an implementation of the above Decree, the Company and Telkomsel paid the first to fifth year annual frequency usage fees in 2010 to 2014.

Based on Decision letter No. 983 issued in 2015, the MoCI determined that the sixth year (Y6), 2015 annual frequency usage fee of Telkomsel was Rp 2,398 billion. The fee was paid in December 2015.

On July 6, 2015, Telkomsel received Decision Letter No.644 Year 2015 dated June 30, 2015, of the MoCI, which replaced Decision Letter No.42 Year 2014 dated January 29, 2014, whereby the MoCI granted Telkomsel the rights to provide:

(i)     Mobile telecommunication services with radio frequency bandwidth in the 800 MHz,900 MHz and 1800 MHz bands;

(ii)    Mobile telecommunication services IMT-2000 with radio frequency bandwidth in the 2.1 GHz bands (3G); and

(iii)   Basic telecommunication services.

Conditional Business Transfer Agreement (“CBTA”)

In order to maximize business opportunities within the group synergy, the Company restructured its fixed wireless business unit by transferringits fixed wireless business and subscribers to Telkomsel.  On June 27, 2014, the Company signed a CBTA with Telkomsel to transfer such business and subscribers to Telkomsel (Notes 4,9b,31).

Based on Decision Letter No. 934 dated September 26, 2014, the MoCI approved the transfer of the Company’s frequency usage license on radio frequency spectrum of 800 MHz, specifically on spectrum of 880-887.5 MHz paired with 925-932.5 MHz, to Telkomsel. Telkomsel can use the radio frequency spectrum since the Decision Letter was issued.

During the transition period, the Company is still able to use the radio frequency spectrum of 880 - 887.5 MHz paired with 925 - 932.5 MHz at the latestuntil December 14, 2014.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

34.        SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

  Others (continued)

(ii)    Radio Frequency Usage (continued)

Conditional Business Transfer Agreement (“CBTA”)(continued)

Based on MoCI Decision letter No. 807/KOMINFO/OJ-SOPI.4/SP.03.03/10/2016 dated October 13, 2016 stated that frequency migration process of frequency spectrum of 800 MHz has finished and Telkomsel has been able to use frequencies (880 - 887.5) MHz paired with (925 - 932.5) MHz nationwide.

Regarding the case, the Company and Telkomsel agreed that all conditions as mentioned in CBTA have been met on September 30, 2016 and on October 21, 2016,the CBTA in 2016 has been completed.

(iii) Future minimum lease payments under operating lease

The Group entered into non-cancelable lease agreements with both third and related parties. The lease agreements cover leased lines, telecommunication equipment and land and building with terms ranging from 1 to 10 years and with expiry dates between 2017 and 2026. Periods maybe extended based on the agreement by both parties.

   Future minimum lease payments and receivables under the operating lease agreements as of December 31, 2016 are as follows:

	Total	Less than 1 year	1-5years	More than 5 years
As lessee	29,617	3,814	14,479	11,324
As lessor	2,443	774	1,400	269

In connection with the restructuring of its fixed wireless business (Note 34c.ii), the Company is undertaking a negotiation to early terminate its operating lease agreements, and has recorded provisions for early termination amounting to Rp202 billion and Rp666 billion which are presented as “Other Expense” in 2015 and 2016, respectively. As of December 31, 2016, outstanding payable balance of operating lease agreements due to early termination amounting to Rp300 billion.

The future minimum lease payments above include those related to lease agreements with telecommunication tower providers which were used for the fixed wireless business unit.

(iv) USO

The MoCI issued Regulation No. 15/PER/M.KOMINFO/9/2005 dated September 30, 2005, which sets forth the basic policies underlying the USO program and requires telecommunications operators in Indonesia to contribute 0.75% of their gross revenues(with due consideration for bad debts and interconnection charges) for USO development. Based on the Government’s Decree No. 7 year 2009 dated January 16, 2009 and Decree No.05/PER/M.KOMINFO/2/2007 dated February 28, 2007, the contribution was changed to 1.25% of gross revenues (with due consideration for bad debts and/or interconnectioncharges and/orconnectioncharges). Subsequently,in December 2012,DecreeNo.05/PER/M.KOMINFO/2/2007was replaced by Decree No. 45 year 2012 of the MoCi which was effective from January 22, 2013. The latest Decree stipulates, among other things, the exclusion of certain revenues that are not considered as part of gross revenues as a basis to calculate the USO charged, and changed the payment period which was previously on a quarterly basis to become quarterly or semi-annually.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

34.        SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.   Others (continued)

(iv) USO (continued)

Based on MoCI Decree No. 32/PER/M.KOMINFO/10/2008 dated October 10, 2008 (as amended by Decree No. 03/PER/M.KOMINFO/2/2010 dated February 1, 2010) which replaced MoCI Decree No. 11/PER/M.KOMINFO/04/2007 dated April 13, 2007 and MoCI Decree No. 38/PER/M.KOMINFO/9/2007 dated September 20, 2007, it is stipulated that, among others, in providing telecommunication access and services in rural areas (USO Program), the provider is determined through a selection process byBalai Telekomunikasi dan Informatika Pedesaan (“BTIP”) which was established based on MoCI DecreeNo. 35/PER/M.KOMINFO/11/2006 dated November 30, 2006. Subsequently, based on Decree No. 18/PER/M.KOMINFO/11/2010 dated November 19, 2010 of MoCI, BTIP was changed to Balai Penyedia dan Pengelola Pembiayaan Telekomunikasi dan Informatika (“BPPPTI”).

a.    The Company

On March 12, 2010, the Company was selected in a tender by the Government through BTIP to provide internet access service centers for USO sub-districts for a total amount of Rp322 billion, covering Nanggroe Aceh Darussalam, North Sumatera, North Sulawesi, Gorontalo, Central Sulawesi, West Sulawesi, South Sulawesi and South East Sulawesi.

On December 23, 2010, the Company was selected in a tender by the Government through BTIP to provide mobile internet access service centers for USO sub-districts for a total amount of Rp528 billion, covering Jambi, Riau, Kepulauan Riau, North Sulawesi, Central Sulawesi, Gorontalo, West Sulawesi, South East Sulawesi, Central Kalimantan, South Sulawesi, Papua and West Irian Jaya.

In 2015, the program was ceased. On September 8, 2015, the Company filed an arbitration claim to the Indonesia National Board of Arbitration (“BANI”) for the settlement of the outstanding receivables of USO-PLIK and USO-MPLIK. On 22 September 2016, BANI decided that BPPPTI should pay the underpayment to the Company for USO-PLIK and USO-MPLIK project amounting to Rp127 billion and Rp342 billion, respectively.

As of the date of the issuance of these consolidated financial statements, the Company has received payment from BPPPTI amounting to Rp278 billion.

b.    Telkomsel

On January 16 and 23, 2009, Telkomsel was selected in a tender by the Government through BTIP to provide and operate telecommunication access and services in rural areas (USO Program) for a total amount of Rp1.66 trillion, covering all Indonesian territories except Sulawesi, Maluku and Papua. Accordingly, Telkomsel obtained local fixed-line licenses and the right to use radio frequency in the 2,390 MHz - 2,400 MHz bandwith.

Subsequently, in 2010 and 2011, the agreements with BTIP were amended, which amendments cover, among other things, changing the price to Rp1.76 trillion and changing the term of payment from quarterly to monthly or quarterly.

In January 2010, the MoCI granted Telkomsel operating licenses to provide local fixed-line services under the USO program.

On December 27, 2011, Telkomsel (on behalf of Konsorsium Telkomsel, a consortium which was established with Dayamitra on December 9, 2011) was selected by BPPPTI as a provider of the USO Program in the border areas for all packages (package 1 -13) with a total price of Rp830 billion. On such date, Telkomsel was also selected by BPPPTI as a provider of the USO Program (Upgrading) of “Desa Pinter” or “Desa Punya Internet” for 1, 2 and 3 packages with a total price of Rp261 billion.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

34.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.    Others (continued)

(iv) USO (continued)

b. Telkomsel (continued)

On March 31, 2014, the USO program for packages 1,2,3,6and 7 wereceased. As of September 18, 2014, Telkomsel filed an arbitration claim to BANI for the settlement of the outstanding receivable from BPPPTI. On October 23, 2015, BANI decided that Telkomsel should pay the overpayment by BPPPTI for the USO program amounting to Rp94.2 billion. Telkomsel accepted the decision and paid the overpayment in December 2015. On October 29, 2015, BPPPTI informed that operational license for USO program of “Desa Pinter” could not be issued. On January 2016, Telkomsel filed an arbitration claim to BANI for terminating the USO program.

As ofDecember 31, 2016 and 2015, the Company’s and Telkomsel’s net carrying amount of trade receivables for the USO programs which are measured at amortized cost using the effective interest method amounted to Rp178 billion and Rp179 billion, respectively (Note 5).

35.  CONTINGENCIES

In the ordinary course of business, the Group has been named as defendants in various legal actions in relation with land disputes, monopolistic practice and unfair business competition and SMS cartel practices. Based on management's estimate of the probable outcomes of these matters, the Group has recognized provision for losses amounting to Rp43 billion as of December 31, 2016.

a.   The Company, Telkomsel and seven other local operators are being investigated by The Commission for the Supervision of Business Competition (Komisi Pengawasan Persaingan Usaha or “KPPU”) for allegations of SMS cartel practices. On June 17, 2008, in case No. 26/KPPU-L/2007, the Company, Telkomsel and seven other local operators was investigated. As a result of the investigations, KPPU stated that the Company, Telkomsel and five other local operators had violated Law No. 5 year 1999 article 5 and charged the Company and Telkomsel in the amounts of Rp18 billion and Rp25 billion, respectively.

Management believes that there are no such cartel practices that led to a breach of prevailing regulations. Accordingly, the Company and Telkomsel filed an appeal with the Bandung District Court and South Jakarta District Court on July 14, 2008 and July 11, 2008, respectively.

Seven other local operators also filed an appeal in various court. Regarding the case, the KPPU requested the Supreme Court (SC) to consolidate the cases into the Central Jakarta District Court. Based on the SC’s decision letter dated April 12, 2011, the SC appointed the Central Jakarta District Court to investigate and resolve the case.On May 27, 2015, Central Jakarta District Court in case No. 03/KPPU/208/PN.JKT.PSTdecided that the Company, Telkomsel and seven other local operators upon the case.

On July 23, 2015, KPPU filed an appeal to the SC regarding the case of SMS cartel practices.OnFebruary 29, 2016, the SC in case No. 9 K/Pdt.Sus-KPPU/2016 decided on the case in favor of KPPU, therefore that the Company and Telkomsel have to pay penalty charged by KPPU amounting to Rp18 billion and Rp25 billion. As of the date of approval and authorization for the issuance of the consolidated financial statements, the Company and Telkomsel have paid the penalty to the treasury fund.

b.     The Company is a defendant in a case filed in Makassar District Court by Andi Jindar Pakki and his affiliates over a landproperty at Jl. A.P. Pettarani. On May 8, 2013, the court pronounced its verdict that the Company to pay fair compensation or to vacate and surrender the disputed land to the plaintiffs.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

35.  CONTINGENCIES (continued)

b.    On May 20, 2013, the Company filed an appeal to the Makassar High Court, objecting to the District Court’s rulling. In December 2013, the Makassar High Court pronounced its verdict that was favorable to the plaintiffs and the Company filed an appeal to the SC.

On January 9, 2015, the Company received the SC Notice No. 226/Pdt.G/2012/PN.Mks,regarding the case which rejected the Company’s appeal. On February 5, 2015, the Company requested for a judicial review of the case by the SC.

On December 16, 2015, through its letter No. 336 PK/Pdt/2015, the SC decided on the case in favor of the Company.

36.  ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

      Assets and liabilities denominated in foreign currencies are as follows:

	2016
	U.S. dollar (in millions)	Japanese yen (in millions)	Others* (in millions)	Rupiah equivalent (in billions)
Assets
Cash and cash equivalents	204.34	5.99	20.94	3,032
Other current financial assets	8.81	-	0.35	122
Trade receivables
Related parties	0	-	0	0
Third parties	106.70	-	3.88	1,488
Other receivables	0.44	-	0.10	7
Advances and other non-current assets	4.09	-	-	56
Total assets	324.38	5.99	25.27	4,705

Liabilities
Trade payables
Related parties	(0.18)	-	(0.01)	(2)
Third parties	(163.09)	(4.83)	(6.21)	(2,246)
Other payables	(5.40)	-	(1.18)	(88)
Accrued expenses	(27.99)	(20.96)	(0.18)	(381)
Advances from customers and suppliers	(0.48)	-	-	(7)
Current maturities of long-term liabilities	(10.88)	(767.90)	-	(235)
Promissory notes	(0.10)	-	-	(1)
Long-term liabilities - net of current maturities	(64.14)	(5,375.28)	-	(1,482)
Total liabilities	(272.26)	(6,168.97)	(7.58)	(4,442)
Assets (liabilities) - net	52.12	(6,162.98)	17.69	263

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

36.  ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

	2015
	U.S. dollar (in millions)	Japanese yen (in millions)	Others* (in millions)	Rupiah equivalent (in billions)
Assets
Cash and cash equivalents	494.19	11.37	10.34	6,957
Other current financial assets	30.37	-	1.02	433
Trade receivables
Related parties	1.69	-	-	23
Third parties	104.19	-	1.18	1,453
Other receivables	0.40	-	0.10	7
Advances and other non-current assets	3.88	-	-	54
Total assets	634.72	11.37	12.64	8,927

Liabilities
Trade payables
Related parties	(0.42)	-	-	(6)
Third parties	(202.04)	(10.73)	(2.39)	(2,819)
Other payables	(22.26)	-	(1.65)	(330)
Accrued expenses	(34.45)	(25.45)	(0.18)	(481)
Advances from customers and suppliers	(0.48)	-	-	(7)
Current maturities of long-term liabilities	(12.04)	(767.90)	-	(254)
Promissory notes	(1.99)	-	-	(28)
Long-term liabilities - net of current maturities	(187.48)	(6,143.18)	-	(3,290)
Total liabilities	(461.16)	(6,947.26)	(4.22)	(7,215)
Assets (liabilities) - net	173.56	(6,935.89)	8.42	1,712

* Assets and liabilities denominated in other foreign currencies are presented as U.S. dollar equivalents using the buy and sell rates quoted by Reuters prevailing at the end of the reporting period.

The Group’s activities expose them to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates, and interest rates.

If the Group reports monetary assets and liabilities in foreign currencies as of December 31, 2016 using the exchange rates onMarch 2, 2017, the unrealized foreign exchange lossamounted to Rp22 billion.

37.  FINANCIAL RISK MANAGEMENT

1.     Fair value of financial assets and financial liabilities

a.     Classification

                           i.    Financial asset

	2016	2015
Fair value of financial assetthrough profit or loss
Derivative asset – put option	-	172
Loans and receivables
Cash and cash equivalents	29,767	28,117
Trade receivables and other receivables, net	7,900	7,872
Other current financial assets	313	2,486
Other non-current assets	210	379
Available-for-sale financial assets
Available-for-sale investment	1,158	160
Total financial asset	39,348	39,186

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

37.  FINANCIAL RISK MANAGEMENT (continued)

1.     Fair value of financial assets and financial liabilities (continued)

a.   Classification (continued)

                          ii.    Financial liabilites

	2016	2015
Financial liabilities measuredat amortized cost
Trade payables and other payables	13,690	14,284
Accrued expenses	11,283	8,247
Loans and other borrowings
Short-term bank loans	911	602
Two-step loans	1,292	1,520
Bonds and notes	9,323	9,548
Long-term bank loans	15,566	18,362
Obligation under finance lease	4,010	4,580
Other borrowings	697	-
Total financial liabilities	56,772	57,143

b.    Fair Value

			Fair value measurement at reporting date using
2016	Carrying value	Fair Value	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Financial assets measured at fair value
Available-for-saleinvestment	1,158	1,158	1,058	100	-
Total	1,158	1,158	1,058	100	-
Financial liabilities for which fair value are disclosed
Interest-bearing loans and other borrowings
Two-step loans	1,292	1,312	-	-	1,312
Bonds and notes	9,323	9,684	9,342	-	342
Long-term bank loans	15,566	15,404	-	-	15,404
Obligation under finance lease	4,010	4,010	-	-	4,010
Other borrowings	697	689	-	-	689
Total	30,888	31,099	9,342	-	21,757

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

37.  FINANCIAL RISK MANAGEMENT (continued)

1.     Fair value of financial assets and financial liabilities (continued)

b.    Fair Value (continued)

			Fair value measurement at reporting date using
2015	Carrying value	Fair Value	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Financial assets measured at fair value
Available-for-sale investment	160	160	55	105	-
Fair value through profit or loss	172	172	-	-	172
Total	332	332	55	105	172
Financial liabilities for whichfair value are disclosed
Interest-bearing loans and other borrowings
Two-step loans	1,520	1,538	-	-	1,538
Bonds and notes	9,548	9,541	8,972	-	569
Long-term bank loans	18,362	18,314	-	-	18,314
Obligation under finance lease	4,580	4,580	-	-	4,580
Total	34,010	33,973	8,972	-	25,001

      Available-for-sale financial assets primarily consist of mutual funds, and Corporate and Government bonds. Mutual funds actively traded in an established market are stated at Fair Value using quoted market price and classified within level 1. Corporate and Government bonds are stated at fair value by reference to prices of similar securities at the reporting date. Valuation of put option needs significant judgement from management because there is no market price quotation and lack of comparable instruments available in the market.As they are not actively traded in an established market, these securities are classified as level 2.

      Financial asset at fair value through profit or loss represents the Put Option on the 20% remaining ownership in Indonusa which was received as part of the divestment considerations. The valuation of put option requires significant management judgement due to the absence of quoted market prices and the lack of comparable instruments in the market. As the put option is subject to restrictions on redemption (such as transfer restrictions and initial lock-up periods) and observable activity for the investment is limited, this investment is therefore classified within level 3 of the fair value hierarchy.

Reconciliations of the beginning and ending balances for items measured at fair value using significant unobservable inputs (level 3) as of December 31, 2016 and 2015 are as follows:

	2016	2015
Beginning balance	172	290
Unrealized loss - recognized in the consolidated statements of profit or loss and other comprehensive income	(172)	(118)
Ending balance	-	172

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

37.  FINANCIAL RISK MANAGEMENT (continued)

1.     Fair value of financial assets and financial liabilities (continued)

c.    Fair value measurement

Fair value is the amount for which an asset could be exchanged, or a liability settled between parties in an arm's length transaction.

The Group determined the fair value measurement for disclosure purposes of each class of financial assets and financial liabilities based on the following methods and assumptions:

(i)    The fair values of short-term financial assets and financial liabilities with maturities of one year or less (cash and cash equivalents, trade and other receivables, other current financial assets, trade and other payables, accrued expenses, and short-term bank loans) and other non-current assets are considered to approximate their carrying amounts as the impact of discounting is not significant.

(ii)   The fair values of long-term financial asssets and financial liabilities (other non-current assets (long-term receivables and restricted cash) and liabilities) approximate their carrying amounts as they were measured based on the discounted future contractual cash flows.

(iii)  Available-for-sale financial assets primarily consist of mutual funds, Corporate and Government bonds. Mutual funds actively traded in an established market are stated at fair value using quoted market price or, if unquoted, determined using a valuation technique. Corporate and Government bonds are stated at fair value by reference to prices of similar securities at the reporting date.

(iv)  The fair values of long-term financial liabilities are estimated by discounting the future contractual cash flows of each liability at rates offered to the Group for similar liabilities of comparable maturities by the bankers of the Group, except for bonds which are based on market prices.

The fair value estimates are inherently judgmental and involve various limitations, including:

a.   Fair values presented do not take into consideration the effect of future currency fluctuations.

b.   Estimated fair values are not necessarily indicative of the amounts that the Group would record upon disposal/termination of the financial assets and liabilities.

      2.   Financial risk management

The Group’s activities expose it to a variety of financial risks such as market risks (including foreign exchange risk and interest rate risk), credit risk and liquidity risk. Overall, the Group’s financial risk management program is intended to minimize losses on the financial assets and financial liabilities arising from fluctuation of foreign currency exchange rates and the fluctuation of interest rates. Management has a written policy for foreign currency risk management mainly on time deposit placements and hedging to cover foreign currency risk exposures for periods ranging from 3 up to 12 months.

Financial risk management is carried out by the Corporate Finance unit under policies approved by the Board of Directors. The Corporate Finance unit identifies, evaluates and hedges financial risks.

a.      Foreign exchange risk

The Group is exposed to foreign exchange risk on sales, purchases and borrowings that are denominated in foreign currencies. The foreign currency denominated transactions are primarily in U.S. dollars and Japanese yen. The Group’s exposures to other foreign exchange rates are not material.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

37.  FINANCIAL RISK MANAGEMENT (continued)

      2.   Financial risk management (continued)

a.     Foreign exchange risk (continued)

Increasing risks of foreign currency exchange rates on the obligations of the Group are expected to be offset by the effects of the exchange rates on time deposits and receivables in foreign currencies that are equal to at least 25% of the outstanding current foreign currency liabilities.

The following table presents the Group’s financial assets and financial liabilities exposure to foreign currency risk:

	2016		2015
	U.S. dollar (in billions)	Japanese yen (in billions)	U.S. dollar (in billions)	Japanese yen (in billions)
Financial assets	0.32	0.01	0.63	0.01
Financial liabilities	(0.27)	(6.17)	(0.46)	(6.95)
Net exposure	0.05	(6.16)	0.17	(6.94)

Sensitivity analysis

A strengthening of the U.S.dollar and Japanese yen, as indicated below, against the Rupiah at December 31, 2016 would have decreased equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the reporting date. The analysis assumes that all other variables in particular interest rates, remain constant.

Equity/profit (loss)
December 31, 2016
U.S. dollar (1% strengthening)	7
Japanese yen (5% strengthening)	(35)

A weakening of the U.S.dollar and Japanese yen against the rupiah at December 31, 2016 would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

b.   Market price risk

      The Group is exposed to changes in debt and equity market prices related to available-for-sale investments carried at fair value. Gains and losses arising from changes in the fair value of available-for-sale investments are recognized in equity.

      The performance of the Group’s available-for-sale investments is monitored periodically, together with a regular assessment of their relevance to the Group’s long-term strategic plans.

      As of December 31, 2016, management considered the price risk for the Group’s available-for-sale investments to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

c.   Interest rate risk

Interest rate fluctuation is monitored to minimize any negative impact to financial performance. Borrowings at variable interest rates expose the Group to interest rate risk (Notes 15 and 16). To measure market risk pertaining to fluctuations in interest rates, the Groupprimarily uses interest margin and maturity profile of the financial assets and liabilities based on changing schedule of the interest rate.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

37.  FINANCIAL RISK MANAGEMENT (continued)

      2.   Financial risk management (continued)

c.   Interest rate risk (continued)

At reporting date, the interest rate profile of the Group’s interest-bearing borrowings was as follows:

	2016	2015
Fixed rate borrowings	(16,383)	(16,687)
Variable rate borrowings	(15,416)	(17,925)

Sensitivity analysis for variable rate borrowings

As ofDecember 31, 2016, a decrease (increase) by 25 basis points in interest rates of variable rate borrowings would have increased (decreased) equity and profit or loss by
Rp38.5 billion, respectively. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

d.    Credit risk

The following table presents the maximum exposure to credit risk of the Group’s financial assets:

	2016	2015
Cash and cash equivalents	29,767	28,117
Other current financial assets	1,471	2,818
Trade and other receivables, net	7,900	7,872
Other non-current assets	210	379
Total	39,348	39,186

The Group is exposed to credit risk primarily from trade and other receivables. The credit risk is managed by continuous monitoring of outstanding balances and collection.

Credit risk from balances with banks and financial institutions is managed by the Group’s Corporate Finance department in accordance with the Group’s written policy. The Group placed the majority of its cash and cash equivalents in state-owned banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks, as they are owned by the State. Therefore, it is intended to minimize financial loss through banks and financial institutions’ potential failure to make payments.

Trade and other receivables do not have any major concentration of risk whereas no customer receivablebalances exceed 6% of trade receivables as of December 31, 2016.

Management is confident in its ability to continue to control and sustain minimal exposure to credit risk given that the Group hasrecognized sufficient provision for impairment of receivables to cover incurred loss arising from uncollectible receivables based on existing historical data on credit losses.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

37.  FINANCIAL RISK MANAGEMENT (continued)

      2.   Financial risk management (continued)

e.     Liquidity risk

Liquidity risk arises in situations where the Group has difficulties in fulfilling financial liabilities when they become due.

Prudent liquidity risk management implies maintaining sufficient cash in order to meetthe Group’s financial obligations. The Group continuously performs an analysis to monitor financial position ratios, such as liquidity ratios and debt-to-equity ratios, against debt covenant requirements.

The following is the maturity profile of the Group’s financial liabilities:

	Carrying amount	Contractual cash flows	2017	2018	2019	2020	2021 and thereafter
December 31, 2016
Trade and other payables	13,690	(13,690)	(13,690)	-	-	-	-
Accrued expenses	11,283	(11,283)	(11,283)	-	-	-	-
Interest bearing loans and other borrowings
Bank loans	16,477	(20,421)	(5,875)	(5,635)	(2,883)	(2,565)	(3,463)
Bonds and notes	9,323	(19,670)	(969)	(967)	(1,187)	(3,000)	(13,547)
Obligations under finance leases	4,010	(5,160)	(987)	(892)	(816)	(771)	(1,694)
Two-step loans	1,292	(1,487)	(279)	(244)	(216)	(209)	(539)
Other borrowings	697	(1,007)	(60)	(118)	(164)	(153)	(512)
Total	56,772	(72,218)	(33,143)	(7,856)	(5,266)	(6,698)	(19,755)

	Carrying amount	Contractual cash flows	2016	2017	2018	2019	2020 and thereafter
December 31, 2015
Trade and other payables	14,284	(14,284)	(14,284)	-	-	-	-
Accrued expenses	8,247	(8,247)	(8,247)	-	-	-	-
Interest bearing loans and other borrowings
Bank loans	18,964	(23,760)	(5,182)	(4,339)	(8,780)	(2,037)	(3,422)
Bonds and notes	9,548	(20,919)	(1,032)	(1,012)	(1,008)	(1.226)	(16,641)
Obligations under finance leases	4,580	(6,069)	(1,027)	(991)	(888)	(800)	(2,363)
Two-step loans	1,520	(1,791)	(293)	(282)	(247)	(219)	(750)
Total	57,143	(75,070)	(30,065)	(6,624)	(10,923)	(4,282)	(23,176)

The difference between the carrying amount and the contractual cash flows is interest value.

The interest value of variable-rate borrowings are determined based on the interest rates effective as of reporting date.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

38.  CAPITAL MANAGEMENT

The capital structure of the Group is as follows:

	2016		2015
	Amount	Portion	Amount	Portion
Short-term debts	911	0.78%	602	0.55%
Long-term debts	30,888	26.59%	34,010	30.99%
Total debts	31,799	27.37%	34,612	31.54%
Equity attributable to owners of the parent company	84,384	72.63%	75,136	68.46%
Total	116,183	100%	109,748	100.00%

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for stockholders and benefits to other stakeholders and to maintain an optimum capital structure to minimize the cost of capital.

Periodically, the Group conducts debt valuation to assess possibilities of refinancing existing debts with new ones, which have more efficient cost that will lead to more optimized cost-of-debt.  In case of idle cash with limited investment opportunities, the Group will consider buying back its shares of stock or paying dividend to its stockholders.

In addition to complying with loan covenants, the Group also maintains its capital structure at the level it believes will not risk its credit rating and which is comparable with its competitors.

Debt-to-equity ratio (comparing net interest-bearing debt to total equity) is a ratio, which is monitored by management to evaluate the Group’s capital structure and review the effectiveness of the Group’s debts. The Group monitors its debt levels to ensure the debt-to-equity ratio complies with or is below the ratio set out in its contractual borrowings arrangements and that such ratio is comparable or better than that of regional area entities in the telecommunications industry.

The Group’s debt-to-equity ratio as of December 31, 2016 and 2015 is as follows:

	2016	2015
Total interest-bearing debts	31,799	34,612
Less: cash and cash equivalents	(29,767)	(28,117)
Net debts	2,032	6,495
Total equity attributable to owners of the parent company	84,384	75,136
Net debt-to-equity ratio	2.41%	8.64%

As stated in Notes 16, the Group is required to maintain a certain debt-to-equity ratio and debt service coverage ratio by the lenders. For the year ended December 31, 2016 and 2015,the Group has complied with the externally imposed capital requirements.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

39.  SUPPLEMENTAL CASH FLOWS INFORMATION

   The non-cash investing activities for the years ended December 31, 2016 and 2015 are as follows:

	2016	2015
Acquisition of property and equipment credited to:
Trade payables	6,199	4,979
Non-monetary exchange	636	-
Obligations under finance leases	368	452
Interest capitalization	188	-
Acquisition of intangible assets credited to:
Trade payables	41	179

40.  SUBSEQUENT EVENTS

a.    On January 23, 2017, Telkom Akses received VAT restitution related to the overpayment assessment letter for period May - December 2014 amounting to Rp169.4 billion.

b.    On February 15, 2017, the Company successfully launched its ninth satellite, Telkom 3S, in Kourou, French Guiana with an investment of US$215 million or equivalent to Rp2,896 billion, that includes the cost of manufacturing satellite, launching services and insurance.

41.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The following tables set forth a reconciliation of the consolidated statement of financial position as of December 31, 2016 and consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2016, in each case between PSAK and IFRS.

	PSAK	RECONCILIATION	IFRS
ASSETS
CURRENT ASSETS
Cash and cash equivalents	29,767	-	29,767
Other current financial assets	1,471	-	1,471
Trade receivables - net of provision for impairment of receivables
Related parties	894	594	1,488
Third parties	6,469	(594)	5,875
Other receivables - net of provision for impairment of receivables	537	-	537
Inventories - net of provision forobsolescence	584	-	584
Advances and prepaid expenses	5,246	-	5,246
Claim for tax refund	592	-	592
Prepaid taxes	2,138	-	2,138
Assets held for sale	3	-	3
Total Current Assets	47,701	-	47,701
NON-CURRENT ASSETS
Long-term investments	1,847	-	1,847
Property and equipment - net ofaccumulated depreciation	114,498	(268)	114,230
Prepaid pension benefit cost	199	-	199
Advances and other non-currentassets	11,508	-	11,508
Intangible assets - net of accumulated amortization	3,089	-	3,089
Deferred tax assets - net	769	-	769
Total Non-current Assets	131,910	(268)	131,642
TOTAL ASSETS	179,611	(268)	179,343

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

41.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

	PSAK	RECONCILIATION	IFRS
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables
Related parties	1,547	1,295	2,842
Third parties	11,971	(1,295)	10,676
Other payables	172	-	172
Taxes payable	2,954	-	2,954
Accrued expenses	11,283	-	11,283
Unearned income	5,563	-	5,563
Advances from customers and suppliers	840	-	840
Short-term bank loans	911	-	911
Current maturities of long-term borrowings	4,521	-	4,521
Total Current Liabilities	39,762	-	39,762

NON-CURRENT LIABILITIES
Deferred tax liabilities - net	745	-	745
Unearned income	425	-	425
Other liabilities	29	-	29
Long service award provisions	613	-	613
Pension benefits and other post-employment benefits	6,126	-	6,126
Long-term borrowings - net of current maturities	26,367	-	26,367
Total Non-current Liabilities	34,305	-	34,305
TOTAL LIABILITIES	74,067	-	74,067
EQUITY
Capital stock	5,040	-	5,040
Additional paid-in capital	4,931	(478)	4,453
Treasury stock	(2,541)	-	(2,541)
Other equity	339	(161)	178
Retained earnings	76,615	418	77,033
Net equity attributable to owners of the Parent Company	84,384	(221)	84,163
Non-controlling Interests	21,160	(47)	21,113
TOTAL EQUITY	105,544	(268)	105,276
TOTAL LIABILITIES AND EQUITY	179,611	(268)	179,343

Table of Content

41.   SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

	PSAK	RECONCILIATION	IFRS
REVENUES	116,333	-	116,333
Operation, maintenance and telecommunication service expenses	(31,263)	-	(31,263)
Depreciation and amortization expenses	(18,532)	(24)	(18,556)
Personnel expenses	(13,612)	-	(13,612)
Interconnection expenses	(3,218)	-	(3,218)
General and administrative expenses	(4,610)	-	(4,610)
Marketing expenses	(4,132)	-	(4,132)
Losson foreign exchange - net	(52)	-	(52)
Other income	750	1	751
Other expenses	(2,469)	-	(2,469)
OPERATING PROFIT	39,195	(23)	39,172
Finance income	1,716	-	1,716
Finance costs	(2,809)	-	(2,809)
Share of profit of associated companies	87	-	87
PROFIT BEFORE INCOME TAX	38,189	(23)	38,166
INCOME TAX EXPENSE	(9,017)	-	(9,017)
PROFIT FOR THE YEAR	29,172	(23)	29,149
OTHER COMPREHENSIVE INCOME
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation	(40)	-	(40)
Change in fair value of available-for-sale financial assets	0	-	0
Share of loss of associated companies	(1)	-	(1)
Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Defined benefit plan actuarial (loss) gain - net of tax	(2,058)	-	(2,058)
Other comprehensive income - net	(2,099)	-	(2,099)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	27,073	(23)	27,050
Profit for the year attributable to:
Owners of the parent company	19,352	(19)	19,333
Non-controlling interests	9,820	(4)	9,816
	29,172	(23)	29,149
Total comprehensive income for the year attributable to:
Owners of the parent company	17,331	(19)	17,312
Non-controlling interests	9,742	(4)	9,738
	27,073	(23)	27,050
BASIC AND DILUTED EARNINGS PER SHARE (in full amount)
Net income per share	196.19	(0.20)	195.99
Net income per ADS (100 Series B shares per ADS)	19,619.11	(19.26)	19,599.85

Table of Content

41.   SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

a.   Land rights

Under PSAK, land rights are recorded as part of property and equipment and are not amortized, unless there is indication that the extension or renewal of land rights is not expected to be or will not be received. Costs incurred to process the extension or renewal of land legal rights are recognized as intangible assets and amortized over the shorter of the term of the land rights or the economic life of the land.

Under IFRS, land rights are accounted for as finance lease and presented as part of property and equipment. Land rights are amortized over the lease term.

b.   Related party transactions

Under Bapepam-LK Regulation No. VIII.G.7 regarding the Presentation and Disclosures of Financial Statements of Issuers or Public Companies, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by a government. Government in this context is the Ministry of Finance or the Local Government, as the shareholder of the entity.

Under IFRS, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by a government. Government in this context refers to the Government of Indonesia, Government agencies and similar bodies whether local, national or international.